INTERNATIONAL PAPER

NOTICE OF 2022 ANNUAL MEETING
& PROXY STATEMENT

Building a
Better IP



Creating Value through Focus to Build a Better IP

IP at a Glance

▶ Approximately 38,000 employees

▶ Approximately 250 facilities operating in 34 U.S. states and 10 countries

▶ Leading producer of corrugated packaging and cellulose fibers

▶ Named to *FORTUNE* magazine's list of the World's Most Admired Companies 19 times

Firmly grounded in The IP Way and our core values, and driven by our corporate strategy and Vision 2030 goals, we are resolute in our pursuit of our Vision to be among the most successful, sustainable and responsible companies in the world.

During 2021, we successfully completed the spin-off of our global printing papers business into a stand-alone public company called Sylvamo Corporation.

Our streamlined portfolio allows us to sharpen our focus on what matters most for accelerating profitable growth: building on the strength of our corrugated packaging business and driving meaningful improvement in our global cellulose fibers business.



March 29, 2022

Dear Shareowner:

We invite you to join us for our 2022 Annual Meeting of Shareowners on May 9, which we plan to hold in person in Memphis, Tennessee. Whether or not you plan to attend, please review the enclosed materials and vote your shares. This **Proxy Statement**, includes a summary that highlights policy updates and provides an overview of key performance metrics.

Also enclosed is a copy of the International Paper **2021 Annual Report**, which highlights our key accomplishments.

Last year, we again delivered solid earnings and cash generation despite significant inflationary cost pressure, pandemic-related supply chain disruptions and operational challenges. In fact, 2021 marks the 12th consecutive year that we generated returns above the cost of capital. I'm incredibly proud and appreciative of the commitment of our employees who delivered these results while taking care of each other and our customers throughout the pandemic. They demonstrated the character, leadership and agility that are hallmarks of our team.

We continued to execute on the key components of our cash allocation strategy in 2021, which includes strategic investments, a strong balance sheet and returning cash to shareowners. We used $2.5 billion of cash to reduce debt, and strengthened our packaging business through targeted investments. We returned $1.6 billion of cash to our shareowners through dividends and share repurchases. This brings our five-year total to $6 billion of cash returned demonstrating our sustainable dividend policy and strong commitment to shareowners.

Positioning the Company for future success through the guidance and support of our Board of Directors is essential. We took significant steps to accelerate value creation for our shareowners in 2021, most notably through the spin-off of our global printing papers business and sale of our pulp and paper mill in Kwidzyn, Poland. With a more focused portfolio, we plan to accelerate profitable growth at International Paper through value-returning investments in our packaging



"We are committed to Building a Better IP for all stakeholders, and we are excited about leveraging our focused portfolio and financial strength to accelerate profitable growth."

business and materially lower our cost structure. Through these **Building a Better IP** initiatives, we expect to deliver $350 to $400 million in incremental earnings growth by 2024.

Looking ahead, we will continue to be guided by our core values of safety, ethics and stewardship. We are focused on delivering sustainable business outcomes while being responsible stewards of the world's resources. Through our Vision 2030 goals, which are aligned with the global priorities of the United Nations' Sustainable Development Goals, we continue to drive meaningful, sustainable improvements for people, communities, the environment and our customers and shareowners.

Our 124-year history includes a solid track record of evolving to meet new challenges. We are committed to **Building a Better IP** for all our stakeholders, and we are excited about leveraging our focused portfolio and financial strength to accelerate profitable growth. On behalf of our 38,000 employees and Board of Directors, thank you for your ownership and continued support of our efforts to pursue our vision to be among the most successful, sustainable and responsible companies in the world.

Sincerely,

Chairman and
Chief Executive Officer

Notice of Annual Meeting of Shareowners

To the Owners of Common Stock of International Paper Company:

Items of Business

		Board Recommendation
Item 1	Election of 11 Directors	**FOR**
Item 2	Ratify Deloitte & Touche LLP as our independent auditor for 2022	**FOR**
Item 3	Non-binding resolution to approve the compensation of our named executive officers	**FOR**
Item 4	Shareowner proposal concerning an independent Board chair, if properly presented at the meeting	**AGAINST**
Item 5	Shareowner proposal concerning a report on environmental expenditures, if properly presented at the meeting	**AGAINST**

Consider any other business properly brought before the meeting

Record Date

March 10, 2022. Holders of record of International Paper common stock, par value $1.00 per share, at the close of business on that date, are entitled to vote at the meeting.

By order of the Board of Directors,

Sharon R. Ryan

Sharon R. Ryan
Senior Vice President,
General Counsel and Corporate Secretary
March 29, 2022

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to Be Held on May 9, 2022:

The following materials are available for viewing and printing at materials.proxyvote.com/460146:

- The Notice of Annual Meeting of Shareowners to be held on May 9, 2022;
- International Paper's 2022 Proxy Statement; and
- International Paper's 2021 Annual Report.

A Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") or the proxy statement, proxy card and annual report are first being sent to shareowners on or about March 29, 2022.

Date and Time
Monday, May 9, 2022,
at 11:00 a.m. CDT

Place
International Paper Company
Headquarters Tower IV
1740 International Drive
Memphis, Tennessee 38197

Your vote is important

 **Vote on the Internet**
To vote via the Internet, follow the instructions for accessing the website on the Notice of Internet Availability or proxy card provided to you. You will need the 16-digit control number printed on the Notice of Internet Availability or proxy card.

 **Vote by telephone**
To vote by telephone, you may do so toll-free by following the instructions on the Notice of Internet Availability or proxy card provided to you. You will need the 16-digit control number printed on the Notice of Internet Availability or proxy card.

 **Vote by mail**
To vote by mail, simply mark, sign and date your proxy card and return it in the postage-paid envelope that was included with the proxy card.

Table of Contents

Forward-Looking Statements. Certain statements in this proxy statement that are not historical in nature may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects", "anticipates", "believes", "estimates" and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and reflect management's current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Moreover, any targets or goals with respect to climate change or other ESG matters discussed herein or in our global citizenship and sustainability reports as noted below are forward-looking statements and may be aspirational. These targets or goals are not guarantees of future results, and involve assumptions and known and unknown risks and uncertainties, some of which are beyond our control.

No Incorporation by Reference. Information that is in our 2020 Global Citizenship Report, any information that will be in our 2021 Sustainability Report to be filed later in 2022, and any other information on our website that we may refer to in this proxy statement is not incorporated by reference into, and does not form any part of, this proxy statement.



Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement before voting.

MEETING AGENDA AND VOTING RECOMMENDATIONS

Items	Board Recommendation
Item 1 Election of 11 Directors	✔ **FOR** ▶ See pages 12–21
Item 2 Ratify Deloitte & Touche LLP as the Company's Independent Auditor for 2022	✔ **FOR** ▶ See pages 41-44
Item 3 Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers	✔ **FOR** ▶ See page 45
Item 4 Shareowner Proposal Concerning an Independent Board Chair	✖ **AGAINST** ▶ See pages 97-100
Item 5 Shareowner Proposal Concerning a Report on Environmental Expenditures.	✖ **AGAINST** ▶ See pages 101-104

Consider any other business properly brought before the meeting.

2021 FINANCIAL PERFORMANCE HIGHLIGHTS



Solid Earnings and Outstanding Cash Generation

Generated **$2 billion** of net cash provided by operations (GAAP) and **$1.5 billion** of free cash flow [1]



Strong Returns Creating Long-Term Value

12th consecutive year of returns above cost of capital



Returned $1.6 Billion of Cash to Shareowners

Maintained our dividend policy while adjusting for the spin-off transaction and returned over **$800 million** through share repurchases



Strengthened Balance Sheet and Executed Strategic Spin-Off

Reduced debt by **$2.5 billion** and executed a spin-off of our global printing papers business

1.

In 2021, we grew revenue and earnings under highly challenging conditions that included significant operational and supply chain constraints.[2]

2.

With the successful spinoff of our global printing papers business, we have refocused our portfolio around corrugated packaging.

3.

We initiated meaningful actions to set the stage for profitable growth, and to materially lower our cost structure.

1. Free cash flow is a non-GAAP financial measure. See Appendix A for information regarding how free cash flow is calculated and a reconciliation of free cash flow to the most directly comparable GAAP measure, as well as for information regarding why we believe that free cash flow presents useful information to investors.
2. On an adjusted basis to reflect the printing papers business as discontinued operations.

OUR COMMITMENT TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS (ESG)

At International Paper, our goal is to build a better future for people, the planet and our Company. Our strategic framework, The IP Way Forward, ensures that our business strategy delivers sustainable outcomes for all our stakeholders—employees, customers, suppliers, communities, governmental and non-governmental organizations and shareowners—for generations to come.

2021 was a pivotal year for our ESG efforts, focused on building out implementation plans for our Vision 2030 goals:

- **Healthy and abundant forests**
- **Thriving people and communities**
- **Sustainable operations**
- **Renewable solutions**

We have also strengthened our commitment to ESG transparency. In 2022, we plan to report in accordance with the standards of the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). In addition, in 2022, we intend to follow the disclosure recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), as we recognize the importance of understanding and communicating our climate risks to our stakeholders.

Our approach to sustainability considers our entire value chain, from sourcing raw materials responsibly and working safely, to making renewable, recyclable products and providing a market for recovered products. To help focus our sustainability strategy and determine what areas to prioritize, we have engaged with internal and external stakeholders using a variety of methods; assessed key issues, risks and opportunities; and incorporated ESG considerations into our processes.

> **Driving sustainable outcomes is central to our corporate values and business strategy.**

We believe we can achieve these goals by doing things through The IP Way — by doing the right things, in the right ways for the right reasons. We are proud to have been included in FORTUNE Magazine's World's Most Admired Companies for 19 years and Ethisphere Institute's World's Most Ethical Companies for 16 consecutive years.

ESG Oversight

We believe global citizenship is a key element of our corporate governance, promoted by our Board of Directors, CEO and Senior Leadership Team.

To reach our Vision 2030 goals, we are implementing a top-down approach, with buy-in from leadership and a governance structure that integrates ESG considerations into the business.

The Company has an integrated Board and executive-level governance structure to oversee its climate-related and other ESG initiatives. The Public Policy and Environment Committee of our Board of Directors has overall responsibility for overseeing and assessing environmental and sustainability (including climate change), public policy, legal, health and safety issues and risks impacting the Company. Our Board's Governance Committee also has oversight of certain public policy and sustainability matters. At the operational level, our stewardship council, a cross-functional leadership team with representatives from businesses and functional teams, guides and supports our ESG strategy and tactics. Within this framework, our Vice-President and Chief Sustainability Officer leads our ESG strategy and initiatives day-to-day (including with respect to climate change and community engagement), while our senior Vice President of Human Resources and Global Citizenship leads our efforts with respect to certain other ESG-related human capital strategies and programs. Finally, our Board receives regular updates regarding ESG issues and risks, including updates regarding our ESG strategies and programs, from relevant Board committees, our Chief Sustainability Officer and members of management.

Climate Strategy

The Company recognizes the impacts of climate change on people and our planet. To manage climate-related risks and opportunities, we are taking actions throughout our value chain to help advance a low-carbon economy.

We transform renewable resources into recyclable products that people depend on every day. This cycle begins with sourcing renewable fiber from responsibly managed forests, and at the end of use, our low-carbon products are recycled into new products at a higher rate than any other base material. We are advancing the shift to a low-carbon, circular economy.

We also use carbon-neutral biomass and manufacturing residuals (rather than fossil fuels) to generate most of the manufacturing energy at our mills. We believe our efforts to advance sustainable forest management and restore forest landscapes are an important lever for mitigating climate change through carbon storage in forests. Through improvements in operations, equipment, energy efficiency and fuel diversity, we have achieved significant company-wide reductions in Scope 1 and Scope 2 emissions. For example, we reduced our greenhouse gas (GHG) emissions by approximately 20% from 2010 to 2022. Furthermore, our Vision 2030 goals include targeted incremental reductions of 35% in our Scope 1, 2, and 3 GHG emissions in comparison to 2019 levels. In December 2021, the Science Based Targets initiative (SBTi) approved these targets as consistent with levels required to meet the goals of the Paris Agreement. We will continue to evaluate our progress and implement improvements as we pursue our Vision 2030 GHG goal.

Additional information regarding climate change and our Company is available in our 2020 Global Citizenship Report and will be available in our upcoming 2021 Sustainability Report to be filed later in 2022, both of which can be, or will be, found on our corporate website at www.internationalpaper.com/planet.

Social Impact

Safety

Our top priority is the safety of our employees. Our stated Vision 2030 Goal is to achieve zero serious injuries for employees and contractors. To accomplish this goal, we focus on The IP Way of doing things – we do the right things, in the right ways, for the right reasons, all of the time. In 2021, 94% of our sites operated without a serious injury to our employees.

Diversity and Inclusion

We believe in an inclusive workforce where diverse backgrounds are represented, engaged and empowered to inspire innovative ideas and decisions. To foster a more diverse and inclusive workplace, we are focused on promoting a culture of diversity and inclusion that leverages the talents of all employees, and implementing practices that attract, recruit and retain diverse top talent. Our Vision 2030 goal is to achieve 30% overall representation of women and 50% women in salaried positions and to implement regional diversity plans by 2030, including 30% racial and ethnic minority representation in U.S. salaried positions.

Citizenship

We encourage our employees to support the communities in which they live and in which the Company operates. Our citizenship efforts extend across the globe and support social and educational needs. To that end, in 2021 we invested more than $23 million to address critical needs in the communities in which we work and live. Our Vision 2030 goal is to strengthen the resilience of our communities and improve the lives of 100 million people in our communities, including through supporting education, reducing hunger, promoting health and wellness and supporting disaster relief.

BOARD NOMINEES

All nominees are currently directors of International Paper. The following table lists the names, primary occupations, and ages of the nominees as of the date of the Annual Meeting, the year each first became a director of International Paper, and the Board committees on which they serve.

All Directors are independent except Mark S. Sutton.

				Board Committees			
Name	**Primary Occupation**	**Age**	**Director Since**	**A&F**	**GOV**	**MDCC**	**PP&E**
Christopher M. Connor	Retired Chairman and Chief Executive Officer The Sherwin-Williams Company	66	2017	◯		◉	
Ahmet C. Dorduncu	Chief Executive Officer Akkök Group	68	2011	◯			◯
Ilene S. Gordon **Presiding Director**	Retired Chairman, President and Chief Executive Officer Ingredion Incorporated	68	2012		◉	◯	
Anders Gustafsson	Chief Executive Officer Zebra Technologies Corporation	61	2019	◯			◯
Jacqueline C. Hinman	Retired Chairman, President and Chief Executive Officer CH2M HILL Companies, Ltd.	60	2017	◯		◯	
Clinton A. Lewis, Jr.	Chief Executive Officer AgroFresh Solutions, Inc.	55	2017		◯	◯	
DG Macpherson	Chairman of the Board and Chief Executive Officer W.W. Grainger, Inc.	54	2021		◯		◯
Kathryn D. Sullivan	Senior Fellow Potomac Institute for Policy Studies Ambassador-at-Large Smithsonian National Air & Space Museum	70	2017		◯		◉
Mark S. Sutton	Chairman and Chief Executive Officer International Paper Company	60	2014				
Anton V. Vincent	President Mars Wrigley North America	57	2021			◯	◯
Ray G. Young	Vice Chairman and Chief Financial Officer Archer-Daniels-Midland Company	60	2014	◉		◯	

A&F: Audit and Finance
GOV: Governance
MDCC: Management Development and Compensation
PP&E: Public Policy and Environment

◯ Member   ◉ Committee Chair

Board Snapshot

Tenure



5.1 YEARS
Avg. Tenure

4
6–11 years

7
1–5 years

In the past 5 years, we've added 7 new directors with key areas of expertise and new perspectives

Background



27%

Women



27%

Racially/Ethnically diverse

■ **18%** African-American
■ **9%** Asian-American

Women chair 2 out of the Board's 4 standing committees and our Presiding Director is a woman

Of our 7 newest directors – 2 are women and 2 are African-American

Experience

81% Current or Former CEO


100% Finance, Accounting


91% Supply Chain


91% Manufacturing


100% Strategic Planning


100% Technology


100% International Operations


91% Environment, Sustainability, Public Policy


100% Marketing


GOVERNANCE HIGHLIGHTS

We believe sound corporate governance is critical to achieving business success and serves the best interests of our shareowners. Highlights of our commitment to sound governance practices include:

Shareholder Rights	✔ Annual elections and majority voting for directors, with a director resignation policy
	✔ Shareholder right to call special meetings
	✔ Shareholder right to act by written consent
	✔ Shareholder right to proxy access
Board Independence	✔ 10 of 11 director nominees are independent
	✔ Robust independent Presiding Director role
	✔ Executive sessions without management present at every Board meeting
	✔ Focus on board composition and refreshment, with mandatory retirement policy
Other Governance Practices	✔ Robust engagement with our shareowners
	✔ Strong anti-hedging and anti-pledging stock trading provisions
	✔ Annual board, committee and individual director self-evaluations
	✔ Strong stock ownership and retention requirements
	✔ Gender and ethnically diverse Board
	✔ Robust oversight of environmental, social and governance (ESG) considerations, including through Public Policy and Environment Committee

2021 EXECUTIVE COMPENSATION OVERVIEW

Our executive compensation program is designed around two guiding principles:

1. Pay for Performance

We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.

2021 Outcomes

✔ Payouts under our Long-Term Incentive ("LTI") plan based solely on three-year Company Performance—no individual performance modifier is applied.

✔ CEO's performance achievement in Short-Term Incentive ("STI") plan based solely on Company performance.

✔ Performance against our STI plan metrics resulted in awards of 109.7% of target.

✔ 2019-2021 awards under LTI plan vested at 57% of target.

✔ Our 2021 CEO to Median Employee Pay Ratio was 172:1.

2. Pay at Risk

We believe a significant portion of an executive's compensation should be specifically tied to performance—both Company performance and individual performance. For 2021, 90% of our CEO's target compensation and, on average, 79% of our other Named Executive Officers' (NEOs') target compensation, were based on performance and were therefore at risk, as shown below.

CEO
LTI opportunity based solely on Company performance
10%
16%
74%
Base Salary
STI Target
LTI Target
90%
Pay at Risk
Other NEOs
LTI opportunity based solely on Company performance
21%
19%
60%
Base Salary
STI Target
LTI Target
79%
Pay at Risk





Key Highlights for 2021

Robust governance practices for compensation, informed by ongoing shareowner engagement.

No increase was made to our CEO's target direct compensation (base salary, STI or LTI) in 2021 and it has remained unchanged since 2019.

Our 2021 CEO to Median Employee Pay Ratio was 172:1.

We are committed to being a leader in environmental, social and governance (ESG) performance. Our ESG performance impacts our executive compensation as:

- **A factor in measuring individual performance for modifying STI payouts and**
- **A driver of long-term shareowner value which is measured by TSR performance in our LTI plan.**



Item 1:
Election of 11 Directors

The Board of Directors currently consists of 11 members, each of whom has been nominated by the Board for reelection by shareowners at the annual meeting. For information about each of these individuals, see "Board Nominees" below.

All nominees, if elected, will hold office until our 2023 annual meeting or until a qualified successor has been elected, absent an earlier death, resignation or retirement. We know of no reason why any nominee would be unable to, or for good cause would not, serve if elected. If, prior to the election, a nominee becomes unable or unwilling to serve, the shares represented by all valid proxies will be voted for the election of such other person as the Board may nominate, or the Board may choose to reduce its size.

If a director does not receive a majority of votes cast "for" his or her election, he or she must submit a letter of resignation, and the Board, through its Governance Committee (excluding the nominee in question), will decide whether to accept the resignation at its next regularly scheduled meeting. If the resignation is not accepted, the Board will disclose the explanation of its decision via a Form 8-K.

There are no other nominees competing for seats on the Board. Under our Amended and Restated Certificate of Incorporation and By-Laws, directors in non-contested elections must receive an affirmative majority of votes cast. You may vote FOR or AGAINST a nominee, or you may abstain from voting with respect to a nominee. Abstentions and "broker non-votes" will have no effect on the results.

If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered "broker non-votes" not entitled to vote with respect to Item 1.



FOR

Our Board of Directors unanimously recommends that you vote FOR each of the following nominees:

✔ Christopher M. Connor   ✔ Jacqueline C. Hinman   ✔ Mark S. Sutton
✔ Ahmet C. Dorduncu   ✔ Clinton A. Lewis, Jr.   ✔ Anton V. Vincent
✔ Ilene S. Gordon   ✔ DG Macpherson   ✔ Ray G. Young
✔ Anders Gustafsson   ✔ Kathryn D. Sullivan

HOW WE BUILD THE RIGHT BOARD FOR OUR COMPANY

Director Qualification Criteria

We seek director candidates with ample experience and a proven record of professional success, leadership and the highest level of personal and professional ethics, integrity and values.

Our Board has adopted *Director Qualification Criteria and Independence Standards,* which it uses to evaluate incumbent directors being considered for reelection at each annual meeting, as well as new director candidates. The Governance Committee of our Board is responsible for recommending, screening and evaluating qualified director nominees for election to the Board.

The Governance Committee considers whether a candidate demonstrates the following:
- Commitment to the Company's mission and purpose, and loyalty to the interests of the Company and its shareowners;
- Ability to exercise objectivity and independence in making informed business decisions;
- Willingness and commitment to devote the extensive time necessary to fulfill his/her duties;
- Ability to communicate effectively and collegially with other Board members and contribute to the diversity of perspectives that enhances Board and Committee deliberations and decision making; and
- Skills, knowledge and expertise relevant to the Company's business.

The Governance Committee and the Board, through ongoing consideration of directors and nominees and through the Board's annual self-evaluation process, ensure that all directors are qualified and that other criteria and objectives are implemented and satisfied.

Shareowner Recommendations for Director Candidates

Shareowners may submit recommendations for director candidates to the Governance Committee by writing to the Corporate Secretary in accordance with our By-Laws. The candidates should meet the director qualifications criteria described above. The Governance Committee applies the same criteria in evaluating candidates recommended by shareowners as those from other sources. If a shareowner would like to nominate a director candidate, the shareowner must follow the procedures set forth in our By-Laws, including making such nominations within the applicable time periods set forth in our By-Laws. See "Information About the Annual Meeting" beginning on page 105 below for additional information.

Diversity of Our Directors

Our Board and the Governance Committee have assembled a Board comprised of experienced directors who are currently, or have recently been, leaders of major companies and institutions, are independent thinkers, and bring to the boardroom a diverse range of backgrounds, tenures and skills. The Board believes that such diversity enhances the quality of its deliberations and decisions.

Diversity of Background

The Governance Committee Charter specifically directs the Committee to seek qualified candidates with diverse backgrounds including, but not limited to, such factors as race, gender, and ethnicity. While the Company does not have a formal policy on Board diversity, the Governance Committee actively considers diversity in the recruitment and nomination of directors. In this regard, when the Company engages third-party search firms to identify potential candidates, the Governance Committee emphasizes to such firms the importance of diversity and requests the inclusion of diverse candidates for consideration.

The current composition of our Board reflects those efforts and the importance of diversity to our Board:



27%	27%	50%
Women	Racially/Ethnically diverse	of the Board's standing committees are chaired by women

Two women directors and two African-American directors have joined in the last five years.

Diversity of Tenure

The Board seeks to have a mix of tenures among its members so it can benefit from a blend of institutional knowledge and fresh perspectives. Its recent refreshment efforts have resulted in an average tenure for our current directors of 5.1 years, and have brought more women and African-Americans to our Board.



7 new   **directors added in past 5 years** with key areas of expertise and fresh perspectives

5.1 years   average tenure for director nominees

range of tenures: from 1 year to 11 years

Diversity of Skills and Experience

Our Board believes that its membership should include individuals with a diverse background in the broadest sense, and is particularly interested in maintaining a mix of skills and experience that includes the following:



Current or Former CEO

Diversity

Environment, Sustainability, Public Policy

Finance, Accounting

International Operations

Manufacturing

Marketing

Strategic Planning

Supply Chain

Technology

OUR NOMINEES

The following 11 individuals are nominated for election at the 2022 annual meeting. Each of these nominees is standing for election to serve a term that will expire in 2023. In addition to biographical information and committee memberships as of the date of the annual meeting for each director nominee, we describe the specific experience, qualifications, attributes or skills that led our Board to conclude such person should serve as a director in light of the Company's business.



Independent

Age: **66**
Director since: **2017**

Committees

- Management Development and Compensation (Chair)
- Audit and Finance

Christopher M. Connor

Retired as executive chairman of The Sherwin-Williams Company, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies, in December 2016. Mr. Connor joined The Sherwin-Williams Company in 1983 and served as its chairman and chief executive officer from 2000 to December 2015.

Board Qualifications

Having served as CEO and executive chairman of The Sherwin-Williams Company, Mr. Connor brings significant senior management experience and strong financial expertise to the Board. He understands the various issues facing a large, global manufacturing company, including operational, financial and strategic issues. His technical background and long tenure with The Sherwin-Williams Company bring industrial expertise, which further strengthens our Board.

Other Service

Mr. Connor serves on the board of directors of the Rock & Roll Hall of Fame in Cleveland, Ohio and the boards of directors of Eaton Corporation PLC and Yum! Brands, Inc.

Key Skills & Experience





Independent

Age: **68**
Director since:
2011

Committees

- Audit and Finance

- Public Policy and Environment

Ahmet C. Dorduncu

Chief executive officer of Akkök Group, a financial and industrial conglomerate located in Turkey, since January 2013. Mr. Dorduncu served as chief executive officer of Sabanci Holding, another financial and industrial conglomerate located in Turkey, from 2005 to 2010. He also served from 2006 to 2010 as chairman of the board of Olmuksa, then an industrial packaging business joint venture between Sabanci Holding and International Paper. Sabanci Holding is the parent company of the Sabanci Group, a leading Turkish financial and industrial company.

Board Qualifications

As CEO of Akkök Group and retired chairman and CEO of Sabanci Holding, two leading financial and industrial conglomerates, Mr. Dorduncu brings vast experience in international manufacturing operations and specific experience in industrial packaging. His knowledge of regions of key importance to the Company brings even greater perspective to our Board.

Key Skills & Experience





Independent Presiding Director

Age: **68**
Director since:
2012

Committees

- Governance (Chair)

- Management Development and Compensation

Ilene S. Gordon

Retired executive chairman of Ingredion Incorporated (formerly Corn Products International, Inc.), a publicly traded global ingredient solutions company, from January 1, 2018 until July 31, 2018. Ms. Gordon served as chairman, president and chief executive officer of Ingredion from May 2009 through December 2017. Ms. Gordon served as president and chief executive officer of Rio Tinto's Alcan Packaging, a multinational company engaged in the production of flexible and specialty packaging, from 2007 until 2009, and in various senior executive roles at Alcan Packaging and its affiliate and predecessor companies from 1999 until 2007. Prior to 1999, Ms. Gordon was employed for 17 years with Tenneco Inc., a conglomerate, in a variety of management positions, including vice president and general manager, leading its folding carton business.

Board Qualifications

As the former chairman, CEO and president of Ingredion Incorporated, Ms. Gordon brings senior management expertise and leadership capabilities, as well as broad understanding of the operational, financial and strategic issues facing public companies. Her previous experience at Rio Tinto's Alcan Packaging includes manufacturing, supply chain and marketing. She has experience with operations overseas, including South America, Asia Pacific and Europe. Ms. Gordon also brings strong financial expertise to our Board.

Other Service

Ms. Gordon serves on the board of directors of Lockheed Martin Corporation, a publicly traded global security and aerospace company, and International Flavors & Fragrances Inc. (IFF), a publicly traded global food and fragrance ingredients company. She also served on the board of trustees of The Conference Board from 2010 to 2021, previously served on the board of trustees of MIT (known as the Corporation), and is an emeritus member of the board of directors of the Economic Club of Chicago.

Key Skills & Experience





Independent

Age: **61**

Director since: **2019**

Committees

- Audit and Finance
- Public Policy and Environment

Anders Gustafsson

Chief executive officer of Zebra Technologies Corporation, a global leader in innovating at the edge of the enterprise, designing and marketing specialty printers, mobile computing, data capture, radio frequency identification products and real-time locating systems, since September 2007. Mr. Gustafsson served as chief executive officer of Spirent Communications plc, a publicly traded telecommunications company, from 2004 to 2007. Prior to Spirent, Mr. Gustafsson was a senior executive vice president, global business operations for Tellabs, Inc.

Board Qualifications

As CEO of Zebra Technologies Corporation, former CEO of Spirent Communications plc and a former senior executive at several different communications networking companies, Mr. Gustafsson brings significant international business experience and strong financial expertise to the Board. He provides a unique and valuable technology perspective, and his current and prior service on other public company boards further broadens his range of knowledge and allows him to draw on various perspectives and viewpoints.

Other Service

Mr. Gustafsson also serves on the board of directors of Zebra Technologies and previously served on the board of directors of Dycom Industries, a leading provider of specialty contracting services throughout the U.S. and Canada. He also serves as a trustee of the Shedd Aquarium.

Key Skills & Experience





Independent

Age: **60**

Director since: **2017**

Committees

- Audit and Finance
- Management Development and Compensation

Jacqueline C. Hinman

Served as chairman, president and chief executive officer of CH2M HILL Companies, Ltd., a Fortune 500 engineering and consulting firm focused on delivering infrastructure, energy, environmental and industrial solutions for clients and communities around the world, until December 2017, when the firm was acquired by Jacobs Engineering. Prior to becoming chairman in September 2014 and president and chief executive officer in January 2014, Ms. Hinman served as president of CH2M's International Division from 2011 until 2014, and she served on CH2M's board of directors from 2008 through 2017.

Board Qualifications

Having served as chairman, president, and chief executive officer of CH2M HILL Companies, Ms. Hinman brings senior management and leadership capabilities to the Board, as well as particular understanding of global manufacturing companies. Because of her experience in a global engineering consulting business, she has unique knowledge of environmental and sustainability issues globally. Ms. Hinman, in her previous roles at CH2M HILL, also brings international operations and strategic planning expertise to our Board.

Other Service

Ms. Hinman also serves on the board of directors of Dow Chemical Company, a multinational chemical corporation. She previously served on the board of AECOM, a premier infrastructure firm, and on the board of directors of Catalyst, a leading nonprofit organization accelerating progress for women through workplace inclusion. In addition, she previously served on the Executive Committee of the Business Roundtable, chairing its Infrastructure Committee, and was a member of the Business Council.

Key Skills & Experience





Independent

Age: **55**
Director since:
2017

Committees

• Governance
• Management
Development
and
Compensation

Clinton A. Lewis, Jr.

Chief executive officer of AgroFresh Solutions, Inc., a global leader in produce freshness solutions, since April 2021. From May 2015 until February 2020, he served as executive vice president and group president of international operations, commercial development, lifecycle innovations, global genetics and PHARMAQ at Zoetis Inc., a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. Prior to that role, Mr. Lewis served as president of U.S. operations at Zoetis from 2013 to 2015 and president of international operations at Zoetis from 2015 to 2018. He joined Pfizer in 1988 in the human health pharmaceutical segment and held positions of increasing responsibility in various commercial operations and general management roles.

Board Qualifications

As the CEO of AgroFresh Solutions and the former executive vice president and president of international operations, commercial development, global genetics and PHARMAQ at Zoetis, Mr. Lewis brings critical business insight to a large, diversified company with global operations. He brings experience in international operations for a U.S. multinational company manufacturing globally. Mr. Lewis's knowledge and strategic planning expertise, as well as knowledge of regions of key importance to the Company, bring even greater perspective to our Board.

Other Service

Mr. Lewis serves on the board of directors of Covis Pharma, a human health specialty pharmaceutical company, and United Veterinary Care, a private veterinary hospital company. He formerly served as chairman of the board for the Animal Health Institute (AHI), an industry trade association in the U.S., and as treasurer for the International Federation for Animal Health (IFAH), the industry trade association in Europe.

Key Skills & Experience



Independent

Age: **54**
Director since:
2021

Committees

• Governance
• Public
Policy and
Environment

DG Macpherson

Chairman of the board and chief executive officer of W.W. Grainger, Inc., North America's leading broad line supplier of maintenance, repair and operating products, with operations primarily in North America, Japan and Europe. Mr. Macpherson assumed the position of chairman in October 2017 and the position of chief executive officer in October 2016, at which time he became a member of Grainger's board of directors. He served as chief operating officer for Grainger from August 2015 through September 2016. He has served Grainger in many capacities over his many years with the company, including developing company strategy, overseeing the launch of Grainger's U.S. endless assortment business, Zoro Tools, Inc., building the company's supply chain capabilities globally and realigning the U.S. business to create greater value for customers of all sizes. He joined Grainger in 2008 after working closely with Grainger for six years as a partner and managing director at The Boston Consulting Group, a global management consulting firm, where he was a member of the Industrial Goods Leadership Team.

Board Qualifications

As the Chairman and CEO of Grainger, a large, publicly traded company, and with his previous experience as a strategy consultant, Mr. Macpherson brings extensive experience in strategic planning, development and execution and strong financial expertise to the Board. He also brings to our Board broad supply chain, manufacturing and operational experience gained over his long tenure at Grainger.

Key Skills & Experience





Independent

Age: **70**
Director since:
2017

Committees

- Public Policy and Environment (Chair)
- Governance

Kathryn D. Sullivan

Ambassador-at-Large at the Smithsonian National Air and Space Museum, where she served as The Charles A. Lindbergh Fellow of Aerospace History from March 2017 through August 2017. Dr. Sullivan is also a Senior Fellow at the Potomac Institute for Policy Studies. Dr. Sullivan served in several roles in the U.S. Department of Commerce and the National Oceanic and Atmospheric Administration (NOAA) between May 2011 and January 2017, including as Under Secretary of Commerce for Oceans & Atmosphere and NOAA Administrator from March 2014 until January 2017. She served as a Director for Ohio State University's Battelle Center for Mathematics and Science Education Policy from 2006 through 2011. Between 1996 and 2005, Dr. Sullivan served as President and CEO of the Center of Science and Industry (COSI). Between 1978 and 1993, Dr. Sullivan was a Mission Specialist for NASA. She is a veteran of three Shuttle missions with over 500 hours in space and she is the first American woman to walk in space.

Board Qualifications

Dr. Sullivan's service at NOAA brings a valuable perspective on current issues in sustainability, which is a critical issue to the Company. As a former NASA space shuttle astronaut, she also brings a strong technical background, leadership capabilities, and strategic planning experience. Dr. Sullivan's service on other public company boards gives her experience and oversight of natural resource conservation and production as well as a broad range of strategic and tactical business matters. She also brings finance and budgeting experience having served as president and chief executive officer of COSI, as well as her service on a public company's audit and finance committee.

Other Service

Dr. Sullivan serves on the board of directors of Accenture Federal Services and the advisory board of Terra Alpha Investments, LLC, and served on the boards of directors of several public companies between 1997 and 2011. She is a member of the National Academy of Engineering, the American Academy of Arts and Sciences and National Academy of Public Administration.

Key Skills & Experience





Chairman & CEO

Age: **60**
Director since:
2014

Mark S. Sutton

Chairman (since January 1, 2015) and Chief Executive Officer (since November 1, 2014). Mr. Sutton previously served as President & Chief Operating Officer from June 1, 2014 to October 31, 2014, Senior Vice President – Industrial Packaging from November 2011 to May 31, 2014, Senior Vice President – Printing and Communications Papers of the Americas from 2010 until 2011, Senior Vice President – Supply Chain from 2008 to 2009, Vice President – Supply Chain from 2007 until 2008, and Vice President – Strategic Planning from 2005 until 2007. Mr. Sutton joined International Paper in 1984.

Board Qualifications

Mr. Sutton has been with International Paper his entire 30 plus-year career and served in various senior leadership roles, including President and Chief Operating Officer and Senior Vice President – Industrial Packaging, the Company's largest business. He has also served as the senior leader of Printing and Communications Papers, supply chain, corporate strategic planning, as well as leading packaging operations in Europe, Middle East and Africa. As a result, he brings deep experience and institutional knowledge to the Board and management in his roles as Chairman and CEO.

Other Service

Mr. Sutton serves on the board of directors for The Kroger Company. He is a member of The Business Council and the Business Roundtable, and serves on the American Forest & Paper Association board of directors. He also serves on the board of directors of Memphis Tomorrow and the board of governors for New Memphis Institute.

Key Skills & Experience





Independent

Age: **57**
Director since:
2021

Committees

• Governance
• Public Policy and Environment

Anton V. Vincent

President of Mars Wrigley North America, part of Mars, Incorporated, a global family-owned business with $40 billion in annual sales and a diverse and expanding portfolio of confectionery, food and petcare products and services. Prior to joining Mars Wrigley in May 2019, Mr. Vincent served as chief executive officer at Greencore USA, a leading global manufacturer of convenience foods, from June through December 2018. Prior to Greencore, he spent much of his career with General Mills, holding various leadership roles including President of the Baking Division (from 2010 to 2012), President of the Frozen Frontier Division (2012 to 2014), and President of the U.S. Snacks Division (from 2014 to 2016).

Board Qualifications

As a regional president for a large global company, and with over 20 years of senior management and leadership experience, Mr. Vincent brings a wealth of consumer expertise and a valuable perspective to the Board. He brings to our Board deep enterprise and marketing experience and strategic planning expertise.

Key Skills & Experience





Independent

Age: **60**
Director since:
2014

Committees

- Audit and Finance (Chair)
- Management Development and Compensation

Ray G. Young

Vice Chairman and Chief Financial Officer of Archer-Daniels-Midland Company ("ADM"). ADM is a publicly traded company and one of the largest agricultural processers and human and animal nutrition companies in the world. Mr. Young has served as chief financial officer of ADM since December 2010. Prior to joining ADM, he was employed on four continents at General Motors Company ("GM"), a publicly traded company and producer of vehicles throughout the world, from 1986 to 2010. At GM and its affiliates, he served in various senior executive roles, including as its president of the Mercosur Region from 2004 to 2007, its chief financial officer from 2008 to 2009 and its vice president, International Operations, based in China, in 2010.

Board Qualifications

As vice chairman and chief financial officer of ADM, Mr. Young brings strong financial expertise and strategic acumen to the Board. In addition to his experience at ADM, he also served in various executive roles at General Motors Company for over 20 years, and as a result, has a deep knowledge of global manufacturing operations.

Other Service

Mr. Young serves on the board of the American Cancer Society Illinois Division and also serves as board member of Wilmar International, a Singapore-based publicly traded global agricultural processor and food ingredients company.

Key Skills & Experience





Corporate Governance

HOW THE BOARD OPERATES

Board Leadership Structure

Our Board believes that the Company and its shareowners are best served by having the flexibility to determine the right leadership structure for the Company at any given point in time, taking into consideration the current business environment and shareholder landscape. We currently combine the role of Chairman and CEO and believe this is the most effective leadership structure for the Company at this time. When Mr. Sutton was appointed as CEO in 2014, and during its succession planning process, the Board considers whether continuing to combine the role of Chairman and CEO is in the best interests of the Company and the shareowners. The Board has concluded that maintaining the combined position of Chairman and CEO is appropriate to further strengthen the Company's governance structure by promoting unified leadership and direction for the Company, fostering accountability, and allowing for a single, clear focus for management to execute the Company's strategy and business plans.

As a counterbalance, we have an independent Presiding Director, Ilene S. Gordon, whose role and responsibilities provide strong independent leadership in the boardroom. The authority and duties of our independent Presiding Director are set forth in our *Corporate Governance Guidelines* and summarized below.

Role of the Presiding Director

The Presiding Director is elected each year by the independent directors for a term of not less than one year. Effective January 1, 2018, the independent directors elected Ilene S. Gordon as Presiding Director and she has held that position since that date. The Presiding Director has authority to call meetings of independent directors. She may consult and directly communicate with certain shareowners if requested. The other duties of the Presiding Director include:

- Determining a schedule and agenda for regular executive sessions in which independent directors meet without management present, and presiding over these sessions;
- Presiding over meetings of the Board when the Chairman is not present;
- Serving as liaison between the Chairman and independent directors;
- Approving agendas of the Board and meeting schedules to ensure ample discussion time;
- Approving information sent to the Board; and
- Organizing the process for evaluating the performance of the Chairman and CEO not less than annually, in consultation with the Management Development and Compensation Committee.

The Board considers its own leadership structure as part of the Company's succession planning process. The Board will continue to evaluate this structure going forward in light of factors and considerations prevailing at the time to determine whether a combined CEO and Chairman role is in the best interests of the Company and its shareowners.

Board Policies and Practices

Annual Board, Committee and Individual Director Self-Assessment

- The Board is committed to a robust and constructive evaluation process designed to promote continuous improvement and overall Board effectiveness.

- Our Board conducts an annual self-assessment of its own and its committees' performances, in accordance with a procedure established by the Governance Committee.

- Pursuant to that procedure, the General Counsel conducts interviews with each of the directors based on a detailed questionnaire. Topics covered include, among others:
  - Effectiveness of Board and committee leadership structure;
  - Board and committee skills, composition, diversity, and succession planning;
  - Effectiveness of each individual director's performance and contributions to the functioning of the Board;
  - Board culture and dynamics, including the effectiveness of discussion and debate at meetings; and
  - Board and management dynamics, including the quality of management presentations and information provided to the Board.

- Separately, an assessment of individual Board members is conducted by the Governance Committee and the Chairman of the Board prior to their nomination for election by shareowners, in accordance with the *Director Qualification Criteria and Independence Standards* discussed above.

Board, Committee and Annual Meeting Attendance

- The Board met eight times during 2021, with an average aggregate attendance rate of 98 percent.

- Each director attended 75 percent or more of the aggregate number of meetings of the Board and committees on which he or she served during 2021.

- As expected by our *Corporate Governance Guidelines*, all those who were directors at the time of the 2021 annual meeting (which was held on a virtual basis) were in attendance (virtually) at that meeting.



98%
Average Board Meeting Attendance in 2021

Executive Sessions of Non-Management and Independent Directors

- After each regularly scheduled meeting, non-management and independent directors of our Board meet in executive session, without management present, chaired by the Presiding Director or the respective Committee chair.

- If any non-management directors are not independent, the Presiding Director will also chair an executive session of independent directors at least once annually.

- In 2021, executive sessions were held at every regularly scheduled Board meeting.

- Independent directors may engage, at the Company's expense, independent legal, financial, accounting and other advisors as they may deem appropriate, without obtaining management's approval.

Orientation and Continuing Education

- Our new directors participate in a director orientation that includes written materials and presentations by Company employees who are subject-matter experts, as well as meetings with senior management, our independent auditor and both the Company's and the Management Development and Compensation Committee's compensation consultants.

- New directors visit several of our facilities and meet with employees.

- Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts.

- Directors are also offered the opportunity to attend director education programs provided by third parties.

- From time to time, directors attend meetings of Company officers, and, at each Board meeting, they meet informally and formally with senior leaders of the Company.

Mandatory Retirement Policies

- Our Board has a mandatory retirement policy for non-employee directors, included in our *Corporate Governance Guidelines*, under which a non-employee director is required to retire from our Board effective December 31 of the year in which he or she turns 75.

- In addition, our mandatory retirement policy requires the CEO to retire effective on the first day after the month in which he or she turns 65.

Resignation Policies

- If a director's principal occupation changes substantially, he or she must tender a resignation for consideration by the Governance Committee. The Governance Committee then recommends to the Board whether to accept the resignation using the Company's *Director Qualification Criteria and Independence Standards*.

- Under our By-Laws, any director nominee in a non-contested election who fails to receive the requisite majority of votes cast "for" his or her election must tender a resignation, and the Board, through its Governance Committee (excluding the nominee in question), will determine whether to accept the resignation at its next regularly scheduled meeting. In case the resignation is not accepted, the Board will disclose the explanation of its decision via a Form 8-K.

Board Committees

In order to fulfill its responsibilities, the Board has delegated certain authority to its committees. The Board has four standing committees: Audit and Finance; Governance; Management Development and Compensation; and Public Policy and Environment. The Board also has an Executive Committee, which meets only if Board action is required and a quorum of the full Board cannot be convened on a timely basis.

Each committee has a charter, which is reviewed annually to ensure compliance with applicable law and sound governance practices. Each committees reviews its own charters, except that the Governance Committee assesses the Executive Committee's charter. Committee charters are available at www.internationalpaper.com under the "**Company**" tab at the top of the page followed by the "**Leadership**" link and then under the "**Board Committees**" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Committee Assignments

Independent Board members are assigned to one or more committees. The Governance Committee recommends any changes in assignments to the entire Board. Committee chairs are rotated periodically, usually every three to five years.

Governance Committee



| **4** | Meetings in 2021 | **95%** | Attendance Rate |

Current Members

Ilene S. Gordon (Chair)
Clinton A. Lewis, Jr.
DG Macpherson
Kathryn D. Sullivan
Anton V. Vincent

All Members are
Independent

Meetings

Meeting agendas are developed by the Chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities

- Assuring the Company abides by sound corporate governance principles, including compliance with the Company's Certificate of Incorporation, By-Laws, and Corporate Governance Guidelines, and reviewing conflicts of interest, including related person transactions under our Related Person Transactions Policy and Procedures.

- In its capacity as the Board's nominating committee, identifying and recommending individuals qualified to become Board members and for evaluating directors being considered for re-election.

- Assuring that shareowner communications, including shareowner proposals, are addressed appropriately by the Board or Company management.

- Recommending non-employee director compensation and assisting the Board in its annual self-assessment.

Audit and Finance Committee



| **7** | Meetings in 2021 | **100%** | Attendance Rate |

Current Members

Ray G. Young (Chair)

Christopher M. Connor

Ahmet C. Dorduncu

Anders Gustafsson

Jacqueline C. Hinman

All Members are
Independent

Meetings

Meeting agendas are developed by the Chair in consultation with committee members and senior management, who regularly attend the meetings. At each meeting, the committee also holds executive sessions without members of management, and it also meets privately with representatives from our independent auditor, and separately with the Chief Financial Officer, General Counsel, chief audit executive, and Controller.

Responsibilities

- Assisting our Board in monitoring the integrity of our financial statements and financial reporting procedures.
- Reviewing the independent auditor's qualifications and independence, as well as overseeing the performance of our internal audit function and the independent auditor.
- Coordinating our compliance with legal and regulatory requirements relating to the use and development of our financial resources, as well as ensuring that controls are in place to prevent, deter and detect financial fraud by management. and monitoring the risk of such fraud.

In overseeing the performance of our internal audit function and independent auditor, the committee discusses the scope, significant risks and plans for the independent audit as well as the annual internal audit workplan. Throughout the year, at committee meetings and in private sessions, the committee discusses issues encountered or any changes in planned audit scopes. These meetings may include key members of the audit teams, subject matter experts, and key members of the management team.

Public Policy and Environment Committee



| **4** | Meetings in 2021 | **95%** | Attendance Rate |

Current Members

Kathryn D. Sullivan (Chair)

Ahmet C. Dorduncu

Anders Gustafsson

DG Macpherson

Anton V. Vincent

All Members are
Independent

Meetings

Meeting agendas are developed by the Chair in consultation with committee members and senior leaders, who regularly attend the meetings.

Responsibilities

- Reviewing environmental and sustainability issues and risks (including climate change) and health and safety issues and risks potentially impacting the Company; contemporary and emerging public policy issues; and pertinent technology issues.
- Reviewing the Company's health and safety policies, as well as environmental policies, to ensure continuous improvement and compliance.
- Reviewing the Company's policies and procedures for complying with certain of its legal and regulatory obligations, including our Code of Conduct, and reviewing our charitable and political contributions.

Executive Committee

0	Meetings in 2021	**NA**	Attendance Rate



Current Members

Mark S. Sutton (Chair)

Christopher M. Connor

Ilene S. Gordon

Kathryn D. Sullivan

Ray G. Young

- The Executive Committee may act for our Board, to the extent permitted by law, if Board action is required and a quorum of our full Board cannot be convened on a timely basis in person or telephonically.
- The Chairman of our Board, the independent Presiding Director, and the chair of each Board committee are members of the Executive Committee.

Management Development and Compensation Committee

6	Meetings in 2021	**100%**	Attendance Rate



Current Members

Christopher M. Connor (Chair)

Ilene S. Gordon

Jacqueline C. Hinman

Clinton A. Lewis, Jr.

Ray G. Young

All Members are

Independent

Meetings

Meeting agendas are developed by the Chair in consultation with committee members and senior leaders, who regularly attend the meetings. An executive session without management present is held at each meeting. The committee's independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), regularly attends meetings.

Responsibilities

- Overseeing our overall compensation program and approving the compensation of our senior management (other than the CEO) conducting performance evaluations of the Chairman and CEO at least annually, in accordance with the process organized by the Presiding Director; and recommending compensation of the CEO to the independent directors based on such evaluations and other considerations.
- Discussing with Company management the required disclosure under Item 407(e)(5) of Regulation S-K, including the Compensation Discussion & Analysis ("CD&A") that is prepared as part of this proxy statement, and recommending that the CD&A be included in the proxy statement.
- Ensuring we have in place policies and programs for the development of senior leaders and succession planning.
- Overseeing our retirement and benefit plans for senior officers and approving any significant changes to our retirement and benefit plans for our employees, (the committee may delegate its authority for day-to-day administration and interpretation of these plans, except as it may impact our senior leaders, including the CEO).
- Overseeing our succession planning and talent management strategies and programs, including with respect to diversity, equity and inclusion.

Role of Independent Consultant. The Management Development and Compensation Committee engaged FW Cook, commencing in mid-2011, to serve as its independent, external compensation consultant. The committee has sole authority for retaining or terminating FW Cook, as well as approving the terms of engagement, including fees. FW Cook works exclusively for the committee and provides no services to the Company, other than services provided in the firm's capacity as the committee's consultant. FW Cook is expected to achieve the following objectives:

- Attend meetings of the Management Development and Compensation Committee as requested;

- Acquire adequate knowledge and understanding of our compensation philosophy and incentive programs;

- Provide advice on the direction and design of our executive compensation programs;

- Provide insight into the general direction of executive compensation within Fortune 500 companies; and

- Facilitate open communication between our management and the Management Development and Compensation Committee, assuring both parties are aware and knowledgeable of ongoing issues.

Compensation Committee Interlocks and Insider Participation

During 2021, the members of the committee were Mr. Connor, Chair, Ms. Gordon, Ms. Hinman, Mr. Lewis and Mr. Young. None of these individuals was, during the fiscal year, an employee or a current or former officer of the Company. See "Transactions with Related Persons" below for certain required disclosure relating to members of the committee.

In addition, no executive officer of the Company served as either a director or a member of the compensation committee (or its equivalent) of any entity that had one of its executive officers serving on our Management Development and Compensation Committee or our Board.

COMMITMENT TO SOUND CORPORATE GOVERNANCE AND ETHICAL CONDUCT

We believe good corporate governance is critical to achieving business success and serves the best interests of our shareowners. We value the perspectives of our shareowners and other stakeholders, including our employees and the communities in which we operate, and take steps to address their concerns where warranted.

Our Corporate Governance Guidelines. Our Board has adopted our *Corporate Governance Guidelines* that reflect its commitment to sound governance practices. In addition, each of our Board committees has its own charter to assure that our Board fully discharges its responsibilities to our shareowners. Our Board reviews its *Corporate Governance Guidelines* and committee charters at least annually and makes changes from time to time to reflect developments in the law and corporate governance practices. Our Amended and Restated Certificate of Incorporation permits the size of our Board to range from nine to 18 members. Currently, the size of our Board is 11 members. Our Board maintains four standing committees, as well as an Executive Committee, which is comprised of the CEO, the Presiding Director and the chairs of each of the standing committees.

Our Code of Conduct. Our Board has adopted a *Code of Conduct (the "Code")* that applies to our directors, officers and all employees to ensure we conduct business in a legal and ethical manner.

Our Global Ethics and Compliance office is located at our global headquarters in Memphis, Tennessee. If an employee, customer, vendor or shareowner has a concern about ethics or business practices of the Company or any of its employees or representatives, he or she may contact the Global Ethics and Compliance office in person, via mail, e-mail, facsimile or telephone. The Code describes multiple channels by which employees may report a concern, such as through their managers, a human resources professional, legal counsel or our internal audit department.

Our HelpLine is also available 24 hours a day, seven days a week, to receive calls from anyone wishing to report a concern or complaint, whether anonymous or otherwise.

Our HelpLine contact information can be found at www.internationalpaper.com, under the **"Company"** tab at the top of the page, then under **"Ethics"** and **"HelpLine."**

Employee Engagement Policy. We seek to foster employee well-being and performance through a people development process that includes engagement, health and wellness programs, training and business/region-specific people councils. We know that a highly engaged culture leads to better safety and business success. Our annual employee engagement survey allows us to measure important factors that affect engagement — how employees feel about their work environment, the people they work with and the Company's vision.

Our Corporate Governance Guidelines, Code of Conduct and Board committee charters are available at www.internationalpaper.com under the "Company" tab. Paper copies are also available by written request to the Corporate Secretary at the address on page 111 of this proxy statement.

Shareowner Engagement

We believe that thoughtful shareowner engagement is important, and we have a long history of such engagement. We have an active shareowner engagement program, including through regular calls and meetings (including virtual meetings, during the pandemic), which allows us to better understand our shareowners' priorities, perspectives and concerns, and enables the company to effectively address issues that matter most to our shareowners.

2021 Shareowner Engagement Highlights

95 investors

In 2021, we met with **95 institutional investors**, representing **93 million shares** or **28% of institutional shares**.

Topics we engaged on included:
Strategy and Portfolio
Capital Allocation
Build a Better IP Value Drivers
Performance

Proxy Access

In 2016, our Board of Directors adopted a proxy access By-Law that permits stockholders owning 3 percent or more of our common stock for at least three years to nominate the greater of two directors or up to 20 percent of the Board, and include these nominees in our proxy materials. The number of shareowners who may aggregate their shares to meet the ownership threshold is limited to 20. Nominations are subject to the eligibility, procedural and disclosure requirements set forth in the By-Laws.



Our By-Laws are available at www.internationalpaper.com, under the **"Company"** tab at the top of the page followed by the **"Leadership"** link and then under the **"Governance"** link. A paper copy is available at no cost by written request to the Corporate Secretary.

Governance Practices

Our Board believes that a shareowner-focused governance model is the right fit for the Company. The below table highlights our sound corporate governance practices:

Shareholder Rights	✔ Annual elections and majority voting for directors, with a director resignation policy ✔ Shareholder right to call special meetings ✔ Shareholder right to act by written consent ✔ Shareholder right to proxy access
Board Independence	✔ 10 of 11 director nominees are independent ✔ Robust independent Presiding Director role ✔ Executive sessions without management present at every in-person Board meeting ✔ Focus on Board composition and refreshment, with mandatory retirement policy
Other Governance Practices	✔ Robust engagement with our shareowners ✔ Strong anti-hedging and anti-pledging stock trading provisions ✔ Annual Board, committee and individual director self-evaluations ✔ Strong stock ownership and retention requirements ✔ Gender and ethnically/racially diverse Board ✔ Robust oversight of environmental, social and governance (ESG) considerations, including through Public Policy and Environment Committee and Governance Committee

In each of the areas discussed below, we have embraced sound principles, policies and procedures to ensure that our Board and our management goals are aligned with our shareowners' interests

BOARD OVERSIGHT OF THE COMPANY

The Board is responsible for assuring appropriate alignment of its leadership structure and oversight of management with the interests of shareowners and the communities in which the Company operates. The Company's *Corporate Governance Guidelines* provide the foundation upon which the Board oversees a working system of principled goal-setting and effective decision-making. The goal is to establish a vital, agile, and ethical corporate entity that provides value to the shareowners who invest in the Company, the communities in which we operate, and all of our stakeholders.

Succession Planning and Talent Management

Our Board is actively engaged and involved in succession planning and talent management. Our Board oversees and annually reviews leadership development and assessment initiatives, as well as short- and long-term succession plans for our senior management. In addition, our Board regularly reviews our talent strategy to ensure that it supports our business strategy. In addition, the Board considers its own leadership structure as part of the succession planning process.

Risk Oversight

Pursuant to delegated authority as permitted by the Company's By-Laws, *Corporate Governance Guidelines*, and committee charters, the Board's four standing committees oversee certain risks.

Full Board

The Board exercises oversight of the Company's enterprise risk management (ERM) program, which includes strategic, operational and finance matters, as well as compliance, legal and IT/cyber risks. Our Board and its committees receive regular reports from senior managers on areas of material risk, and how those risks are managed. The Board's four standing committees also oversee certain risks, as shown below.

 

Management/ERM Council

The ERM Council is comprised of certain members of the Company's Senior Leadership Team. The ERM Council regularly report to the Board on areas of risk and risk management. The Chief Information Security Officer (CISO) presents to the Audit & Finance Committee and to the full Board of Directors, as part of the Board's risk oversight responsibility. For example, the CISO provides reports to the Board and the Audit and Finance Committee on the analysis of emerging IT risks as well as plans and strategies to mitigate those risks to senior management on a regular basis. These risks are also aggregated into the Company's ERM program.

 

Audit and Finance Committee

The Committee coordinates the risk oversight role exercised by various committees and management, and it receives updates on the risk management processes twice per year.

- Oversees the integrity of the Company's financial statements and other disclosures, the effectiveness of the internal control environment, the internal audit function and the external auditors and compliance with legal and regulatory requirements to mitigate risk.
- Oversees risks related to information security and cybersecurity
- Monitors the risk of financial fraud involving management and ensuring that controls are in place to prevent, deter and detect fraud.

  

Governance Committee

Oversees risks related to:
- Governance
- Director Compensation

Management Development and Compensation Committee

Oversees risks related to:
- Organizational and Resource Allocation
- Talent Management
- Succession Planning
- Executive Compensation

Public Policy and Environment Committee

Oversees risks related to:
- Litigation
- Regulatory
- Governmental Enforcement
- Environment, Health and Safety
- Sustainability, including climate change

Review of Helpline Reports. All HelpLine reports are immediately forwarded to the Global Ethics and Compliance office for further action and for a response to the person reporting, unless he or she has chosen to remain anonymous. A report made through any of our other reporting channels that involves an impropriety relating to our accounting, internal controls or other financial or audit matters is also forwarded immediately to the Global Ethics and Compliance office. That office has responsibility for investigating all such matters, and will report certain of those matters, unfiltered, to the chair of our Audit and Finance Committee in accordance with the procedures established by the Audit and Finance Committee to ensure compliance with the Sarbanes-Oxley Act of 2002.

Assessment and Management of Compensation-Related Risk. The Management Development and Compensation Committee is committed to completing an annual risk assessment to evaluate the Company's compensation plans and practices. In 2021, at the committee's request, FW Cook conducted a risk assessment with the objective of identifying any compensation plans and practices that may encourage employees to take unnecessary or excessive risks that could threaten the Company. No such plans or practices were identified. The results of this 2021 evaluation indicated, and the committee thus concluded, that there are no significant compensation-related risk areas at the Company and that our compensation plans and practices do not encourage unnecessary or excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on the Company. Also, based on this evaluation, the committee concluded that the Company's executive compensation program appropriately aligns compensation with long-term shareowner value creation and avoids short-term rewards for decisions that could pose long-term risks to the Company. These conclusions were based on the following factors:

- Our compensation mix is appropriately balanced and incentive compensation is not overly weighted toward short-term performance at the expense of long-term value creation;

- Our short-term incentive compensation award pool is appropriately capped, thereby limiting payout potential;

- Our long-term incentive compensation is also capped and is based entirely on performance shares, which are less leveraged than stock options and, unlike time-based restricted stock awards, reward both Company performance and stock price;

- Our performance is measured against absolute and relative metrics to ensure quality and sustainability of Company performance;

- We have adopted several programs that serve to mitigate potential risk, including officer stock ownership requirements, clawback policies in our incentive compensation programs, and non-compete and non-solicitation agreements to deter behavior that could be harmful to the Company either during or after employment; and

- The committee maintains strict controls over the Company's equity granting practices, and our incentive compensation plan prohibits option re-pricing without shareowner approval.

Information Security

The Company places the utmost importance on information security and privacy in light of the value we place on maintaining the trust and confidence of our consumers, employees and other stakeholders.

The Board and Audit and Finance Committee have primary oversight responsibility regarding the Company's information security programs, including cybersecurity and procedures, data privacy and network security. The Board and Audit and Finance Committee receive updates from management and outside experts covering the Company's programs for managing information security risks, including data privacy and data protection risks. The Company has adopted the NIST CSF framework to assess the maturity of its cybersecurity programs and guide continual improvement. Other aspects of the Company's comprehensive information security program include:

- information security and privacy modules included in our mandatory onboarding and annual compliance;
- utilizing outside data security consultants to assess the Company's practices related to, and provide expertise and assistance with, various aspects of information security;

- regular testing, both by internal and external resources, of the Company's information security defenses;

- regular phishing drills with all personnel;

- regular recovery and continuity exercises to ensure company readiness to manage a cyber event;

- global security and privacy policies; and

- table-top exercise with senior management covering ransomware and other third-party data security threats.

Our management regularly monitors best practices in this area and seeks to implement changes to the Company's security programs as needed to ensure that the Company maintains a robust data and privacy program. In addition, the Company maintains an information security risk insurance policy that provides coverage for data security breaches.

INDEPENDENCE OF DIRECTORS

Director Independence Standards

It is the policy of our Board that a majority of its members be independent from the Company, its management and its independent auditor. Based on the Governance Committee's review of our current directors, our Board has determined that all of our non-employee directors are independent (Christopher M. Connor; Ahmet C. Dorduncu; Ilene S. Gordon; Anders Gustafsson; Jacqueline C. Hinman; Clinton A. Lewis, Jr.; DG Macpherson; Kathryn D. Sullivan; Anton V. Vincent; and Ray G. Young). We have one employee-director, our Chairman, Mark S. Sutton, who is not independent. Each standing committee of the Board is comprised entirely of independent directors.

Further, the Governance Committee has concluded and recommended to our Board, and our Board has determined, that each of our non-employee directors meets the independence requirements for service on our Audit and Finance Committee, the Management Development and Compensation Committee and the Governance Committee.

Director Independence Determination Process and Standards

Annually, our Board determines the independence of directors based on a review conducted by the Governance Committee and the Company's General Counsel. The Governance Committee and the Board evaluate and determine each director's independence under the *NYSE Listed Company Manual's* independence standards and the Company's *Director Qualification Criteria and Independence Standards*, which are consistent with, but more rigorous than, the NYSE standards, as well as independence standards applicable to service on particular committees of the Board under SEC rules and the *NYSE Listed Company Manual*.

Under SEC rules, the Governance Committee is required to analyze and describe any transactions, relationships or arrangements not specifically disclosed as a related party transaction in this proxy statement that were considered in determining our directors' independence. To facilitate this process, the Governance Committee reviews directors' responses to our annual Directors' and Officers' Questionnaire, which requires disclosure of each director's and his or her immediate family's relationships to the Company, as well as any potential conflicts of interest.

In this context, the Governance Committee considered the relationships described below. Based on its analysis of these relationships and our independence standards, the Governance Committee concluded and recommended to our Board that none of these relationships impaired the independence of any non-employee director, including:

- Non-profit and charitable organization affiliations of our directors. None of our directors serve as an executive officer of any organization to which we make charitable contributions.

- Service by several of our directors as an executive officer at a company with which we may do business. The Governance Committee determined that the commercial relationships involving routine, arms-length purchases and sales transactions between International Paper and these companies were not material under our independence standards. These standards provide that payments that the Company makes to, or receives from, a company at which a member of our Board serves as an executive officer, are not considered a material relationship that would impair the director's independence if they are for property or services valued at less than the greater of $750,000 or 1.75 percent of such other company's consolidated gross revenue. We provide additional details about these relationships in the following table.

Transactions Considered in Analysis of Director Independence

Director	Name of Employer	Business Relationship (including affiliated companies)	Dollar Amount of Routine Sales Transactions (approximate)	Does amount exceed greater of $750,000 or 1.75% of other company's gross revenue?
DG Macpherson	W.W. Grainger, Inc.	Routine sales to Grainger	$1.1 million in total, representing less than 0.004% of International Paper's gross revenue in 2021	No
		Routine purchases from Grainger	$29.9 million in total, representing less than 0.2% of Grainger's gross revenue in 2021	No
Anton V. Vincent	Mars, Inc.	Routine sales to Mars	$14.6 million in total, representing less than 0.04% of International Paper's gross revenue in 2021	No
		Routine purchases from Mars	$476,000 in total, representing less than 0.001% of Mars's gross revenue in 2021	No
Ray G. Young	Archer-Daniels-Midland Company	Routine sales to ADM	$3 million in total, representing less than 0.01% of International Paper's gross revenue in 2021	No
		Routine purchases from ADM	$62.2 million in total, representing less than 0.07% of ADM's gross revenue in 2021	No

TRANSACTIONS WITH RELATED PERSONS

Transactions Covered. Our Board has adopted a written policy and procedures for review and approval or ratification of transactions involving the Company and "related persons" (directors, director nominees and executive officers and their immediate family members, or shareowners owning 5 percent or greater of our outstanding common stock and their immediate family members). The policy covers any related person transaction in which (i) the amount involved exceeded $120,000, and (ii) a related person had or will have a direct or indirect material interest. The policy also sets forth certain clarifications and exceptions with respect to the policy's application to certain types of transactions.

Transaction Review Procedures. Related person transactions must be approved in advance by the Governance Committee. We disclose in our proxy statement any transactions that are required to be disclosed in accordance with Item 404(a) of Regulation S-K.

Prior to entering into a related person transaction (as defined in our policy), a related person must provide the details of the transaction to the General Counsel, including the relationship of the person to the Company, the dollar amount involved, and whether the related person or his or her family member has or will have a direct or indirect interest in the transaction. The General Counsel evaluates the transaction to determine if the Company or the related person has a direct or indirect material interest in the transaction. If so, the General Counsel submits the facts of the transaction to the Governance Committee for review. The Governance Committee may then make a determination to approve a related person transaction based on the guidelines set forth in our related person transactions policy if the Committee determines that the transaction is not inconsistent with the interests of the Company and its shareowners and does not violate the Company's *Conflicts of Interest Policy.*

Related Person Transactions. Since January 1, 2021, the Company has not been a participant in any transaction, and is not a participant in any currently proposed transaction, in which any related person had or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K.

*Our Related Person Transaction Policy are available at www.internationalpaper.com under the **"Company"** tab at the top of the page followed by the **"Leadership"** link and then under the **"Governance"** link. A paper copy is available at no cost by written request to the Corporate Secretary.*



Director Compensation

COMPENSATION PHILOSOPHY

Our compensation program for non-employee directors is guided by certain principles. We believe our director compensation program should:

- Provide total compensation comprising both cash and equity elements that targets the median level of compensation paid by our Compensation Comparator Group ("CCG"), which is described in the Compensation Discussion & Analysis section of this proxy statement;
- Align the interests of our directors with the interests of our shareowners;
- Attract and retain top director talent; and
- Be flexible enough to meet the needs of a diverse group of directors.

Each element of director compensation discussed below is recommended by the Governance Committee and approved by our Board. Mr. Sutton does not receive compensation for his service as a director.

On at least a biennial basis, we evaluate the reasonableness and appropriateness of the total compensation paid to our directors in comparison to peer companies who comprise our CCG. We target our total director compensation at the median of our CCG.

We believe our director compensation program appropriately compensates our directors for their time and commitment to the Company, and is consistent with our compensation philosophy, as shown in the following table.

Our Director Pay Principles	Our 2021 Director Pay Policies and Practices
✔ Target compensation at median of CCG	• Maintained mix of cash and equity in line with cross-section of similar companies (CCG), which total compensation was at the median level of companies included in our CCG
✔ Align the interests of our directors with the interests of our shareowners	• Paid 58 percent of regular board fees in the form of equity to ensure that directors, like shareowners, have a personal stake in the Company's financial performance
✔ Attract and retain top director talent	• Compensated directors competitively, based on a cross-section of similar companies (CCG)
✔ Maintain flexibility to meet the needs of a diverse group of directors	• Continued to allow directors to elect to take equity in place of cash and to elect to defer their fees until retirement

STOCK OWNERSHIP REQUIREMENTS

Our director stock ownership policy requires our directors to hold equity of the Company valued at two times the total annual Board retainer, which, through April 30, 2022, is equivalent to 4.7 times the annual cash retainer (and requires ownership of Company stock equivalent to $566,000). We believe this helps align the interests of our directors with the interests of our shareowners. New directors have four years from the date of their election to meet the ownership requirement. As of December 31, 2021, all directors who were required to meet the ownership levels held the requisite amount of equity.

ELEMENTS OF OUR DIRECTOR COMPENSATION PROGRAM

For the May 2021 to April 2022 service year, compensation for our non-employee directors consists of:

- An annual retainer fee that is a mix of cash and equity;
- Committee chair fees, a Presiding Director fee, and an Audit and Finance Committee member fee, as applicable; and
- Life insurance, business travel accident insurance, and liability insurance.

Annual Retainer

The annual retainer fee is $283,000, of which $120,000 (42 percent) is payable in cash in monthly installments and $163,000 (58 percent) is payable in equity. A director may elect to convert all or 50 percent of his or her cash retainer fee (plus any committee fees and Presiding Director fees, as discussed below) into shares of restricted stock. To encourage director stock ownership, a director who makes this election receives a 20 percent premium of this converted cash award in additional shares of restricted stock. Eight of the 10 current non-employee directors have elected to receive stock in lieu of all or 50 percent of the cash award and are receiving the applicable premium. Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then the shares are freely transferable, subject to our director stock ownership requirement and securities regulations.

Directors may also elect to defer receipt of their equity retainer fee. Directors who make this election receive restricted stock units ("RSUs") in lieu of restricted stock. In the event this election is made, these RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability. Four of the 10 current non-employee directors have elected to defer payment of all or a portion of their equity compensation until retirement, death or disability. Elections with regard to form of payment and deferrals are made in December preceding each service year.

We use the closing market price of the Company's common stock on the day preceding our annual meeting in May to calculate the equivalent number of shares for the $163,000 equity retainer and restricted stock elected by our directors in lieu of their cash retainer fee. RSUs are settled in cash based on the closing price of the Company's common stock as of December 31 of the year of the director's retirement.

Directors earn dividends on their shares of stock and RSUs, which they may elect to receive either as cash or in the form of additional shares of restricted stock or RSUs. Dividends are paid to the director at the time the underlying award is vested or settled.

Fees for Committee Service

In addition, as referenced above, each committee chair receives a fee for his or her service in such role. For 2021, Messrs. Connor and Young and Mses. Gordon and Sullivan each received a committee chair fee. Members of our Audit and Finance Committee also receive an additional fee for their services on this committee. For 2021, Messrs. Connor, Dorduncu, Gustafsson and Young and Ms. Hinman each received an Audit and Finance Committee member fee. As Presiding Director, Ms. Gordon also received a Presiding Director fee for 2021.

The fees payable to our non-employee directors during the May 2021 through April 2022 service year are shown below. There were no changes made to the fees payable to our non-employee directors for the May 2021 to April 2022 service year in comparison to the prior service year, except that the cash retainer amount was increased from $112,000 to $120,000.

Type of Fee	2021-2022 Fee Amount ($)
Board Fees	
Cash Retainer	120,000
Equity Retainer	163,000
Committee Fees	
Audit and Finance Committee Chair	25,000
Audit and Finance Committee Non-Chair Member	10,000
Management Development and Compensation Committee Chair	20,000
Governance Committee Chair	20,000
Public Policy and Environment Chair	20,000
Presiding Director Fee	27,500

Insurance and Indemnification Contracts

We provide life insurance in the amount of $10,500 to each of our non-employee directors, and travel accident insurance in the amount of $500,000 that covers a director if he or she dies or suffers certain injuries while traveling on Company business.

We provide liability insurance for our directors, officers and certain other employees at an annual cost of approximately $4 million. The primary underwriters of coverage, which was renewed in 2021 and extends to July 1, 2022, are XL Specialty Insurance Company and ACE American Insurance Company.

Our By-Laws provide for standard indemnification of our directors and officers in accordance with New York law. We also have contractual arrangements with our directors that indemnify them in certain circumstances for costs and liabilities incurred in actions brought against them while acting as our directors.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The following table provides information on 2021 compensation for non-employee directors. It shows fiscal year 2021 compensation based on the SEC's compensation disclosure requirements, though we pay our directors on a May to April service year. Amounts in the table show differences among directors because (i) each director makes an individual election to receive his or her fees in cash and/or equity; (ii) certain directors receive committee chair fees, a Presiding Director fee, and/or Audit and Finance Committee member fees; and (iii) directors may join our Board on different dates, so their compensation is prorated for the year.

Name of Director	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
William J. Burns (retired on 2/28/2021)	18,667	—	18,667
Christopher M. Connor	—	336,924	336,924
Ahmet C. Dorduncu	128,608	162,976	291,584
Ilene S. Gordon	—	354,430	354,430
Anders Gustafsson	—	316,953	316,953
Jacqueline C. Hinman	—	316,953	316,953
Clinton A. Lewis, Jr.	—	306,967	306,967
DG Macpherson	—	395,914	395,914
Kathryn D. Sullivan	68,667	244,957	313,624
Anton V. Vincent	—	395,914	395,914
Ray G. Young	—	331,993	331,993

(1) As described above, certain directors elected to receive shares of restricted stock in lieu of cash and therefore had no cash compensation during 2021.

(2) The value of stock awards shown in the "Stock Awards" column is based on grant date fair value calculated under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. The grant date fair value of the equity awards shown in the "Stock Awards" column is based on the closing price of the Company's common stock on the last business day immediately preceding the date of grant, which was May 7, 2021. Directors who elect to defer their equity retainer fee receive RSUs rather than restricted stock. Restrictions on shares awarded to our directors under our current compensation plan lapse one year from the date of grant, and then the shares are freely transferable, subject to our director stock ownership requirement and securities regulations. RSUs are not transferable until a director's retirement from the Board, death or disability. The cash value of RSUs is paid in January following retirement, death or disability. Mr. Macpherson and Mr. Vincent joined the Board on March 1, 2021 and were granted 1,443 each on that date. Additionally, Mr. Burns forfeited 791 RSUs due to his retirement from the Board on February 28, 2021.

The following table shows the aggregate number of unvested shares of restricted stock and RSUs outstanding as of December 31, 2021, for each non-employee director who served as of that date. The number of unvested shares of restricted stock and RSUs held by our non-employee directors was adjusted (by providing additional shares of restricted stock and RSUs to such directors) to preserve the value of such awards immediately prior to the spin-off of Sylvamo Corporation which was completed on October 1, 2021 to ensure that the value of such awards was not impacted by such transaction.

Name of Director	Aggregate Number of Shares Outstanding That Have Not Vested and RSUs (#)
Christopher M. Connor	36,923
Ahmet C. Dorduncu	2,794
Ilene S. Gordon	6,076
Anders Gustafsson	5,433
Jacqueline C. Hinman	5,433
Clinton A. Lewis, Jr.	33,654
DG Macpherson	6,198
Kathryn D. Sullivan	4,199
Anton V. Vincent	6,974
Ray G. Young	61,375
Total	169,059



Item 2: Ratify Deloitte & Touche as Our Independent Auditor for 2022

Our Audit and Finance Committee has selected Deloitte & Touche to serve as the Company's independent auditor for 2022. Although shareowner ratification is not required by our By-Laws or otherwise, the Board is submitting the selection of Deloitte & Touche to our shareowners because we value your views on the Company's independent auditor. Our Audit and Finance Committee will consider, but is not bound by, the outcome of this vote. Even if the selection of Deloitte & Touche is ratified, the Audit and Finance Committee may change the appointment at any time during the year if it determines that a change would be in the best interests of the Company and our shareowners.

To ratify the selection of our independent auditor, the affirmative vote of a majority of a quorum at the annual meeting is required. You may vote FOR or AGAINST the ratification of the selection of our independent auditor, or you may abstain from voting. Abstentions will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

We do not expect there to be any "broker non-votes" associated with this proposal, as the ratification of our independent auditor is a routine matter. As a result, if your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares may be voted by the broker in its discretion.



FOR

Our Board of Directors unanimously recommends that you vote FOR the ratification of Deloitte & Touche as the Company's independent auditor for 2022.

BACKGROUND ON OUR INDEPENDENT AUDITOR

The Audit and Finance Committee is responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements. The committee has evaluated the qualifications, performance and independence of Deloitte & Touche, including discussions regarding Public Company Accounting Oversight Board ("PCAOB") inspection results, peer reviews and any other internal inspection results and trends in their internal system of quality controls, and appointed Deloitte & Touche as the Company's independent external auditor for the fiscal year 2022.

Deloitte & Touche has served as International Paper's independent external auditor continuously since 2002. In order to assure continuing auditor independence, the Audit and Finance Committee periodically considers whether there should be a rotation of the independent external audit firm. The members of the Audit and Finance Committee and the Board believe the continued retention of Deloitte & Touche to serve as the Company's independent external auditor is in the best interests of International Paper and its shareowners. In making this determination, the Audit and Finance Committee and Board have taken into account Deloitte & Touche's significant institutional knowledge of our business, operations, accounting policies and financial systems, and internal controls framework, as well as Deloitte's global capabilities, technical expertise, depth of resources, quality, efficiency of services, quality of communications with the Audit and Finance Committee and management, and independence. In addition, in accordance with applicable rules on partner rotation, Deloitte & Touche rotates its lead audit engagement partner not less than every five years. The Audit and Finance Committee is involved in considering the selection of Deloitte & Touche's primary engagement partner when there is a rotation.

Deloitte & Touche's reports on the consolidated financial statements for each of the three fiscal years in the period ended December 31, 2021, which were included in the Company's 2021 Annual Report on Form 10-K, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Representatives of Deloitte & Touche will be present at the 2022 annual meeting to answer questions, and they also will have the opportunity to make a statement if they desire to do so.

INDEPENDENT AUDITOR FEES

The Audit and Finance Committee engaged Deloitte & Touche to perform an annual integrated audit of the Company's financial statements, which includes an audit of the Company's internal controls over financial reporting, for the years ended December 31, 2020, and December 31, 2021. The total fees and expenses paid to Deloitte & Touche are as follows:

	2020	2021
	($, in thousands)	($, in thousands)
Audit Fees	14,780	13,345
Audit-Related Fees	359	4,987
Tax Fees	1,956	3,391
All Other Fees	253	49
Total Fees	17,348	21,772

SERVICES PROVIDED BY THE INDEPENDENT AUDITOR

All services rendered by Deloitte & Touche are permissible under applicable laws and regulations and are pre-approved by the Audit and Finance Committee. For a complete copy of International Paper's "Guidelines of International Paper Company Audit and Finance Committee for Pre-Approval of Independent Auditor Services," please write to the Corporate Secretary, or visit us on our website, www.internationalpaper.com, under the **"Company"** tab, followed by the **"Leadership"** link, and then the **"Governance"** link.

Pursuant to rules adopted by the SEC, the fees paid to Deloitte & Touche for services provided are presented in the table above under the following categories:

1. **Audit Fees** – Fees for professional services performed by Deloitte & Touche for the audit and review of our annual financial statements, the review of our financial statements included in our quarterly Form 10-Q reports, and those services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements for the fiscal year, such as comfort letters, consents and other services related to SEC matters. Audit fees in both years include amounts related to the audit of the effectiveness of internal controls over financial reporting.
2. **Audit-Related Fees** –Fees for assurance and related services performed by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit and compensation plan audits, accounting consultations on divestitures and acquisitions, attestations by Deloitte & Touche that are not required by statute or regulation, consulting on financial accounting and reporting standards, and consultations on internal controls and quality assurance audit procedures related to new or changed systems or work processes.
3. **Tax Fees** – Fees for professional services performed by Deloitte & Touche with respect to tax compliance, tax advice and tax planning. This includes consultations on preparation of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, payment planning, and tax audit assistance. Deloitte & Touche has not provided any services related to tax shelter transactions, nor has Deloitte & Touche provided any services under contingent fee arrangements.
4. **All Other Fees** – Fees for other permissible work performed by Deloitte & Touche that do not meet the above category descriptions. These services relate to various consultations that are permissible under applicable laws and regulations, which are primarily related to engagements to provide advice, observations, and recommendations regarding operations, infrastructure and distribution to be considered by the Company.

Audit and Finance Committee Report

The following is the report of the Audit and Finance Committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2021.

The Audit and Finance Committee assists the Board of Directors in its oversight of the Company's financial reporting process and implementation and maintenance of effective controls to prevent, deter and detect fraud by management. The Audit and Finance Committee's responsibilities are more fully described in its charter, which is accessible on the Company's website at www.internationalpaper.com under the "**Company**" tab at the top of the page and then under the "**Leadership**" link and the "**Board Committees**" section. Paper copies of the Audit and Finance Committee charter may be obtained, without cost, by written request to Ms. Sharon R. Ryan, Corporate Secretary, International Paper Company, 6400 Poplar Avenue, Memphis, TN 38197.

In fulfilling its oversight responsibilities, the Audit and Finance Committee has reviewed and discussed the Company's annual audited and quarterly consolidated financial statements for the 2021 fiscal year with management and Deloitte & Touche LLP ("Deloitte & Touche"), the Company's independent registered public accounting firm, including discussions related to significant accounting policies and critical accounting estimates and their related disclosures. In addition, the Audit and Finance Committee has reviewed, and discussed with management and Deloitte & Touche, management's assessment of the effectiveness of the Company's internal control over financial reporting, and the evaluation by Deloitte & Touche of the Company's internal control over financial reporting. The Audit and Finance Committee has discussed with Deloitte & Touche the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," issued by the Public Company Accounting Oversight Board (United States). The Audit and Finance Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Deloitte & Touche its independence from the Company and its management. The Audit and Finance Committee has also considered whether the provision of non-audit services by Deloitte & Touche is compatible with maintaining the firm's independence.

The Board has determined that the following members of the Audit and Finance Committee are audit committee financial experts as defined in Item 407(d)(5)(ii) of Regulation S-K: Christopher M. Connor, Anders Gustafsson, Jacqueline C. Hinman and Ray G. Young. The Board has determined that each member of the Audit and Finance Committee meets the independence and financial literacy requirements for audit committee members set forth under the listing standards of the NYSE and our independence standards, as well as applicable independence requirements under SEC rules.

Based on the review and discussions referred to above, the Audit and Finance Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

The Audit and Finance Committee has approved and selected, and the Board of Directors has ratified, Deloitte & Touche as the Company's independent registered public accounting firm for 2022.

Audit and Finance Committee

Ray G. Young, Chair

Christopher M. Connor

Ahmet C. Dorduncu

Anders Gustafsson

Jacqueline C. Hinman



Item 3:
Non-Binding Resolution to Approve the Compensation of Our Named Executive Officers

Our Board of Directors seeks your approval of the compensation of our Named Executive Officers ("NEOs"), who are listed in the Summary Compensation Table of this proxy statement. Information describing the compensation of our NEOs is disclosed in the Compensation Discussion & Analysis section, the accompanying tables and narrative contained in this proxy statement pursuant to Item 402 of Regulation S-K under the Exchange Act. This vote is being provided as required pursuant to Section 14A of the Exchange Act and is non-binding.

Shareowners are asked to approve the following non-binding advisory resolution:

"Resolved, that the compensation paid to the Company's Named Executive Officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K under the Exchange Act, including in the Compensation Discussion & Analysis, the related compensation tables and narrative disclosure, is hereby approved."

To approve this proposal, commonly referred to as a "Say on Pay" proposal, the affirmative vote of a majority of a quorum at the annual meeting is required. You may vote FOR or AGAINST this non-binding proposal, or you may abstain from voting. Abstentions will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered "broker non-votes" not entitled to vote with respect to Item 3. Broker non-votes will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.


FOR

Our Board of Directors unanimously recommends that you vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K under the Exchange Act.



Compensation Discussion & Analysis (CD&A)

INTRODUCTION

This CD&A describes our compensation program that applies to all of our executive officers, including our CEO and Senior Vice Presidents, whom we refer to as our Senior Leadership Team ("SLT"). It is designed to provide shareowners with an understanding of our compensation philosophy, core design principles and decision-making process. This narrative also explains how our Management Development and Compensation Committee ("MDCC") oversees and designs the program and reviews the 2021 compensation of our Named Executive Officers ("NEOs") as shown below:

Mark S. Sutton	CEO & Chairman of the Board (Principal Executive Officer)
Timothy S. Nicholls	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Sharon R. Ryan	Senior Vice President – General Counsel and Corporate Secretary
Gregory T. Wanta	Senior Vice President – North American Container
Thomas J. Plath	Senior Vice President – Human Resources and Global Citizenship
Jean-Michel Ribiéras	*Former Senior Vice President – Global Papers*
W. Michael Amick, Jr.	*Former Senior Vice President – Papers the Americas*

On October 1, 2021, we completed the spin-off of our global papers business into a new, standalone publicly-traded company called Sylvamo Corporation. Immediately prior to the spin-off, Jean-Michel Ribiéras was serving as Senior Vice President - Global Papers of the Company through September 30, 2021, and effective October 1, 2021, became Chairman and Chief Executive Officer of Sylvamo Corporation. Mr. Amick left the Company effective March 31, 2021.

Compensation Committee Report

On behalf of the Board of Directors, the Management Development and Compensation Committee of the Board of Directors, referred to as the MDCC, oversees the Company's compensation programs. In fulfilling its oversight responsibilities, the MDCC has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with the Company's management.

Based on the review and discussions referred to above, the MDCC recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and its proxy statement on Schedule 14A filed in connection with the Company's 2022 Annual Meeting of Shareowners.

Management Development and Compensation Committee

Christopher M. Connor (Chair)   Ilene S. Gordon   Jacqueline C. Hinman

Clinton A. Lewis, Jr.   Ray G. Young

OVERVIEW OF OUR CD&A

1. Executive Summary

SPIN-OFF TRANSACTION AND ADJUSTMENT TO OUTSTANDING EQUITY AWARDS

On October 1, 2021, we completed the spin-off of our global papers business (the "Transaction") into a standalone, publicly-traded company called Sylvamo Corporation ("Sylvamo"). The Transaction was implemented through the distribution of shares of Sylvamo common stock to our shareowners of record on September 15, 2021 (one share of Sylvamo common stock for every 11 shares of our common stock).

Consistent with the terms of the Amended and Restated 2009 Incentive Compensation Plan, the Committee adjusted the unvested equity compensation awards outstanding on the date of the Transaction to reflect the impact of the Transaction.

All outstanding, unvested awards held by our employees and directors were adjusted to preserve the value of their awards immediately prior to the spin-off to ensure that they, as equity holders, neither benefitted nor were harmed by the Transaction. The adjustments were accomplished by providing additional units to holders of awards to provide the same value post-Transaction as the value of the awards prior to the Transaction. For details on the adjustment, see the "_Outstanding Equity Awards at December 31, 2021 Table_" on page 82 in this Proxy Statement. All other terms and conditions of the awards, including vesting and separation provisions, remained the same. These adjustments were made in accordance with the terms of the Amended and Restated 2009 Incentive Compensation Plan and did not result in any additional cost to the Company.

2021 FINANCIAL HIGHLIGHTS

International Paper delivered solid earnings and strong cash generation while significantly reducing debt and returning cash to shareowners.

$3.1B	We achieved Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (**"EBITDA"**) **of $3.1 billion**.[A]
$2.0B	We generated **$2.0 billion** of **net cash provided by operations** (GAAP) and **$1.5 billion** of **free cash flow (FCF).**[B]
$1.6B	We maintained our dividend target of 40-50% of FCF (adjusted for the spin-off transaction) and **returned $1.6 billion of cash** to shareowners.
$2.5B	We continued to **strengthen our balance sheet,** reducing debt by **$2.5 billion.**

A. Adjusted EBITDA is a non-GAAP financial measure that is used as a performance metric in our short-term incentive compensation plan, the Management Incentive Plan (or MIP), as noted below. See below in Section 4 for information regarding how Adjusted EBITDA is calculated. In addition, see Appendix A for a reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure. Adjusted EBITDA for purposes of determining performance under our MIP, as shown above, included 7 months of operations at our former Kwidzyn mill and 9 months of our global papers business. Reported Adjusted EBITDA of $2.6 billion excluded Kwidzyn mill and the global papers business for the full year due to the fact that such operations are reflected in discontinued operations.

B. Free cash flow is a non-GAAP financial measure. See Appendix A for information regarding how free cash flow is calculated and a reconciliation of free cash flow to the most directly comparable GAAP measure, as well as for information regarding why we believe that free cash flow presents useful information to investors.

2021 EXECUTIVE COMPENSATION HIGHLIGHTS

The following section briefly highlights the MDCC's key compensation decisions for 2021 as well as our performance achievement attained in our incentive compensation plans. These decisions were made with the support of the MDCC's independent consultant, Frederic W. Cook & Co. (FW Cook) (see section titled "Role of Compensation Consultants"), and this information is discussed in greater detail elsewhere in this CD&A.

Key Highlights for 2021

We are committed to being leaders in environmental, social and governance (ESG) performance, and **our ESG performance impacts our executive compensation** as a:

- factor in measuring individual performance for modifying STI payouts (see page 62 for more details), and
- driver of long-term shareowner value which is measured by TSR performance in our LTI plan.

We continue to have **strong pay-for-performance correlation** (see Section 2).

No increase was made to our CEO's target direct compensation (base salary, STI or LTI) in 2021 and it has remained unchanged since 2019.

We have **robust compensation governance policies**, practices and processes (see Section 6).

Our **LTI Plan is comprised 100% of performance units and is based <u>solely</u> on Company Performance** achievement for **all** participants—*no individual performance modifiers are applied (see page 64).*

2021 Incentive Plan Design Overview with Metrics and Weightings

2021 Short-Term Incentive Plan	2021-2023 Long-Term Incentive Plan

Management Incentive Plan (MIP) Component Weightings



15%
Revenue*

15%
Cash Conversion*

70%
Adjusted EBITDA*

Overall Company Performance

0%–200%
Individual Performance Modifier

Management Incentive Plan Payout Scale

ALL METRICS:
Below Threshold (0% Payout)
Threshold (50% Payout)
Target (100% Payout)
Maximum (200% Payout)

* See page 60 for definitions.

Performance Share Plan (PSP) Component Weightings



50%
Adjusted ROIC*

50%
Relative TSR*

Overall Company Performance

Performance Share Plan Payout Scale

ROIC (50%)
Below Threshold (0% Payout)
Threshold (50% Payout)
Target (100% Payout)
Maximum (200% Payout)

RELATIVE TSR (50%)
Below 25th percentile (0% Payout)
25th percentile (25% Payout)
50th percentile (100% Payout)
At or above 75th percentile (200% Payout)

2021 Total Target Compensation Mix

The chart below demonstrates our commitment to placing pay at risk. For 2021, 90% of our CEO's target compensation and, on average, 79% of our other NEOs' target compensation were based on performance and were therefore at risk. Importantly, base salary comprises a relatively small portion of our NEOs' compensation and is the only component of their target Total Direct Compensation ("TDC") not tied to Company performance.

CEO


LTI opportunity based **solely** on Company performance
10%
16%
74%
Base Salary
STI Target
LTI Target
90%
Pay at Risk

Other NEOs


LTI opportunity based **solely** on Company performance
21%
19%
60%
Base Salary
STI Target
LTI Target
79%
Pay at Risk

2021 Base Salary Changes

The Committee elected to increase Mr. Wanta's base salary by 4.8% and Mr. Ribiéras's base salary by 3.6% effective March 1, 2021. Mr. Wanta's merit increase was made in recognition of his strong performance during 2020, in the midst of a global pandemic, and the change in his reporting relationship following Mr. Ribiéras's transition to his new role. Mr. Ribiéras's adjustment was made in recognition of his increased responsibilities in conjunction with the spin-off of the global papers business. Neither our CEO nor any of the other NEOs received an increase in base salary in 2021.

2021 STI Performance Achievement

The 2021 performance objectives for our short-term incentive plan called the Management Incentive Plan ("MIP") were based on the Company's annual operating plan and were adjusted to reflect the impact of the divestiture of the Kwidzyn mill (completed on August 6, 2021) and the spin-off of the global papers business now known as Sylvamo Corporation (completed on October 1, 2021). These adjustments were made by removing the applicable amounts the corresponding budgets for the Kwidzyn mill for August – December 2021 and for the spun-off global papers business for October – December 2021. For details of the adjustments, refer to the Management Incentive Plan section on page 62.

Performance Metric	Description	Adjusted Target	Actual	% of Target Award Earned	Metric Weight	Weighted % of Target Award Earned
Adjusted EBITDA*	To achieve Adjusted EBITDA of $3.195B	$ 3.195B	$ 3.108B	93.2%	70%	65.2%
Revenue	To achieve revenue of $20.334B	$20.334B	$ 21.779B	200.0%	15%	30.0%
Cash Conversion*	To achieve cash conversion of 76.2%	76.2%	75.1%	96.5%	15%	14.5%
Total					**100.0%**	**109.7%**

* Adjusted EBITDA and Cash Conversion are each non-GAAP financial measures. See later in this proxy statement for information regarding how these non-GAAP financial measures are calculated, and Appendix A for a reconciliation of Adjusted EBITDA and components of Cash Conversion to the most directly comparable GAAP measures.

2019-2021 LTI Performance Achievement

Performance Metric	Target	Actual	% of Target Award Earned	Metric Weight	Weighted % of Target Award Earned
3-Year Adjusted ROIC*	9.5%	9.78%	114.0%	50.0%	57.0%
Relative TSR	50th Percentile	15th Percentile	0.0%	50.0%	0.0%
Total				**100.0%**	**57.0%**

* Adjusted ROIC is a non-GAAP financial measure. See later in this proxy statement for information regarding how Adjusted ROIC is calculated, and Appendix A for a reconciliation of components of Adjusted ROIC to the most directly comparable GAAP measure.

Other NEO Compensation Decisions

Mr. Amick, former Senior Vice President — Papers the Americas, left the Company effective March 31, 2021. Upon his departure, Mr. Amick received a severance payment in the aggregate amount of $1,908,000, which was within the limit set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers.

RESPONSIVENESS TO SHAREOWNERS — SAY-ON-PAY CONSIDERATION

In May 2021, our shareowners again approved our annual Say-on-Pay proposal with support from approximately 94 percent of votes cast (excluding broker non-votes).



94%
2021 Say-on-Pay Support

Over the last **ten years**, we have received **94% or better support** on our NEO compensation. The MDCC views this consistently **strong level of support** as continued affirmation of the design and direction of our executive compensation programs. While being mindful of this level of support, the MDCC and management remain firmly committed to strengthening our pay-for-performance alignment, and intend to continue to assess the overall architecture of our executive compensation program.

The MDCC and management will continue to use the annual "Say-on-Pay" vote as a guidepost for shareowner sentiment and will continue to engage with our shareowners and respond to their feedback.

COMPENSATION GOVERNANCE BEST PRACTICES

✔ **Pay-for-Performance.** 100% of incentive pay is performance-based.

✔ **Change-in-Control Benefits.** Change-in-control severance benefits are two times target cash compensation for all non-CEO executive officers elected after 2012. (See page 90 for more details.)

✔ **Double Trigger Change-in-Control Equity Vesting.** Equity incentive awards have a double trigger if replacement awards are provided. Awards will not vest upon a change in control unless there is also a qualifying termination of employment.

✔ **Limit on Severance for Executive Officers.** Aggregate severance payments to an executive officer may not exceed 2x the sum of the officer's base salary plus target cash bonus unless there is a change in control or shareowner preapproval.

✔ **Robust Equity Ownership and Retention Requirements.** All officers are required to own IP shares equal to a multiple of their base salary and to retain 50% of after-tax equity payouts until the ownership requirement is met. The CEO's requirement is a rigorous six times (6x) base salary.

✔ **Clawback of Incentive Compensation If Restatement.** Cash and equity incentive compensation awards are subject to clawback in specified circumstances.

✔ **Non-Competition and Non-Solicitation Agreements.** We require our leaders to enter into Non-Competition Agreements and Non-Solicitation Agreements, the violation of which may result in clawback or forfeiture of incentive compensation awards.

✔ **Cap on Personal Use of Company Aircraft by CEO.** While our CEO is authorized to use the Company aircraft for personal travel, he is required to reimburse the Company for the incremental cost of such personal use above $75,000.

✔ **Multiple Performance Metrics.** Short-term incentive compensation and long-term incentive compensation performance is based on multiple metrics, without any overlap, to encourage balanced initiatives.

✔ **Peer Groups.** We use relevant compensation benchmarking and relative TSR peer groups.

✖ **No Employment Agreements for Executive Officers.** Our executive officers are at-will employees with no employment contracts.

✖ **No Tax Gross-Ups.** We do not gross up compensation payments to account for taxes.

✖ **No Guaranteed Annual Salary Increases or Bonuses.** For the NEOs, annual salary increases are based on individual performance and market competitiveness, while their annual cash incentives are tied to corporate and individual performance.

✖ **No Plans that Encourage Excessive Risk-Taking.** Based on the MDCC's annual review, it was determined that the Company's compensation practices are appropriately structured and provide no incentives to employees to engage in unnecessary or excessive risk-taking.

✖ **No Stock Options; Thus no Repricing or Exchange of Underwater Stock Options by Policy.** We discontinued granting stock options over 15 years ago. All outstanding stock options have expired, and we have never granted stock appreciation rights ("SARs"). Our equity incentive plan does not permit repricing or exchange of underwater options or SARs without shareowner approval.

✖ **No Hedging or Pledging of Company Securities.** Officers and directors are strictly prohibited from hedging IP securities. Directors, executive officers and other senior executives are strictly prohibited from pledging IP securities as collateral or holding securities in a margin account.

✖ **No Inclusion of Equity Awards in Pension Calculations.** Equity awards are not included as pensionable compensation.

✖ **No Excessive Benefits.** We offer only limited executive benefits as required to remain competitive and to attract and retain highly talented executives.

✖ **No Active Defined Benefit Retirement Programs.** SERP participation was frozen at end of 2011 and all pension plan benefits were frozen at end of 2018. Only defined contribution retirement benefits are available.

2. How We Design Our Executive Compensation Program to Pay for Performance

EXECUTIVE COMPENSATION PHILOSOPHY

Our executive compensation program continues to be designed to attract, retain and motivate our SLT to deliver Company performance that builds long-term shareowner value. To achieve our objectives, our program is designed around two guiding principles:

Pay for Performance

We reward achievement of specific goals that improve our financial performance and drive strategic initiatives to ensure sustainable long-term profitability.

Pay at Risk

We believe a significant portion of an executive's compensation should be specifically tied to performance—both Company performance and individual performance.

PAY FOR PERFORMANCE — CCG ANALYSIS

The MDCC reviews our CEO's pay in relation to the Company's performance to ensure alignment with Company performance. We conduct this review against our Compensation Comparator Group ("CCG") because it is one of two reference points against which we target pay and is the primary reference against which we benchmark our program design.

Historical CEO Pay-for-Performance Alignment

The following table demonstrates the close alignment between our CEO's realizable pay and the Company's performance over the past five three-year performance periods as compared to our CCG.

Three-Year Performance Period	Our CEO's Realizable Pay Rank (percentile of CCG)	Our Company's TSR Rank (percentile of CCG)
2018-2020	37th	26th
2017-2019	33rd	29th
2016-2018	60th	45th
2015-2017	35th	35th
2014-2016	40th	50th

Current CEO Pay-for-Performance Alignment

Each point on the graph below represents a CCG CEO's three-year **realizable** compensation (the cash compensation actually paid plus the economic value of equity-based grants) relative to his or her company's three-year performance in TSR over the period 2018-2020.

Compared to our CCG, our CEO's realizable compensation was at the 37th percentile while the Company delivered TSR at the 26th percentile of our peer group. **The MDCC continues to believe this graph clearly illustrates a strong pay-for-performance alignment, especially when compared year over year** (as shown in the table on the previous page).

CEO Realizable Pay vs. TSR Performance (2018-2020)


Above median shareholder return
Below median realizable pay
Above median realizable pay
Below median shareholder return
Total Shareholder Return Rank (Percentile of Peer Group)
75th
50th
25th
25th
50th
75th
Realizable Pay Rank (Percentile of Peer Group)

- This graph is based on the 2021 proxy filings of our CCG.
- Total Shareholder Return reflects share price appreciation, adjusted for dividends and stock splits.
- Realizable pay consists of:
  1. actual base salary paid over the three-year period,
  2. actual STI payouts over the three-year period, and
  3. LTI determined as shown below, with equity awards based on December 31, 2020 market value for each company;
     a. in-the-money value of stock options granted over the three-year period;
     b. service-based restricted stock awards granted over the three-year period;
     c. performance share awards:
        i. actual shares earned using actual performance achievement for grant cycles beginning and ending between 2018 and 2020; and
        ii. target shares granted over the three-year period assuming target performance, for performance cycles that have not yet been completed.
     d. performance cash awards:
        i. actual cash paid using actual performance achievement for grant cycles beginning and ending between 2018 and 2020; and
        ii. target cash levels provided over the three-year period assuming target performance, for performance cycles that have not yet been completed
- The graph reflects CEO compensation for each company regardless of whether there was turnover in the role during the performance period. This allows us to compare CEO compensation for a full three-year period for each company and focuses on the CEO position rather than specific individuals.

PEER GROUP BENCHMARKING

Aligned with the Company's compensation philosophy, the MDCC generally targets each component of TDC at the median level (50th percentile) of our primary reference point. Target compensation positioning for individual SLT members will vary from the market median based on factors such as:

- Position scope and responsibilities, as well as experience within the role;
- Individual performance; and
- Internal comparisons.

The MDCC, in conjunction with its consultants, uses two sources of market data to ensure our pay remains competitive:

- **Primary market reference point** (used for all SLT positions)

  We use **published survey data** as our primary market reference point to ensure a robust sample size of organizations, thereby reducing year-over-year volatility in pay comparison. This survey data represents the average of two large, general industry surveys administered by Willis Towers Watson and Aon and reflects the revenue scope of each executive.

- **Secondary market reference point** (used for CEO, CFO, and other SLT positions where enough data points are available)

  We utilize **CCG proxy data** as our secondary market reference point. This data is limited to publicly available data of the top five paid executives at each of the 19 CCG companies, selected based on a number of screening criteria (described in the chart below).

How Our CCG Is Selected

- ✔ Competition for executive talent;
- ✔ Comparable annual revenue (approximately one-half to two times), with market capitalization used as a modifier (as appropriate);
- ✔ Global geographic presence;
- ✔ Complexity of business operations; and
- ✔ Available compensation data.

How We Use Our CCG

- ✔ As a secondary reference point in establishing base salary ranges, short- and long-term incentive targets, and assessing competitiveness of total direct compensation awarded to our SLT;
- ✔ To benchmark equity vehicle and incentive plan metrics;
- ✔ To benchmark officer stock ownership guidelines and other executive compensation practices and policies; and
- ✔ To evaluate share utilization, overhang levels and annual aggregate grant value.

2021 Compensation Comparator Group ("CCG")

- Ball Corporation
- Bunge Limited
- Caterpillar, Inc.
- Crown Holdings, Inc.
- Deere & Company
- Eastman Chemical Company
- Eaton Corporation

- Emerson Electric Company
- FedEx Corporation
- General Dynamics Corporation
- Goodyear Tire & Rubber Company
- Johnson Controls International plc
- Northrop Grumman Corporation
- Nucor Corporation

- Packaging Corporation of America (PCA)
- Parker-Hannifin Corporation
- PPG Industries, Inc.
- Schlumberger Limited
- WestRock Company

International Paper vs. CCG Revenue[1]

IP's Targeted TDC = CCG Median (50th percentile)

[1] Based on the most recently reported four quarters as of September 2020, used in late 2020 to benchmark pay for 2021



58th
IP: Percentile
$21.3B
9th Largest of 20

25th
Percentile
$13.2B

50th
Percentile
$19.2B

75th
Percentile
$35.2B

In late 2021, for use in setting 2022 pay, changes were made to our CCG to reflect the previously mentioned spin-off. FedEx, Deere and Caterpillar were removed as they no longer fell within a reasonable range of our revenue and/or market capitalization. In order to maintain a robust sample size, we added two companies to our CCG: Berry Global Group, Inc. and Carrier Global Corporation. We believe both of these companies are well aligned from both a business and a scale perspective, while also meeting our other selection criteria.

3. How We Make Compensation Decisions

Role of the Management Development and Compensation Committee

The MDCC is responsible for the Company's executive compensation program design and decision-making process for SLT compensation. The MDCC:

- Approves our compensation benchmarking process, as well as the companies used for comparison (our CCG) to ensure reasonableness and stability;
- Assesses the overall effectiveness of our executive compensation program to ensure the design achieves our objectives;
- Approves performance metrics, goals, and their respective weightings, as well as the companies against which we compare our relative performance;
- Determines other SLT compensation, based on recommendations from the CEO; and
- Conducts an annual evaluation of risk as it pertains to our Company-wide compensation plans and programs.

In addition, in a process established by the Presiding Director, the MDCC during Executive Session:

- Approves the CEO's annual objectives and conducts semi-annual reviews of his performance; and
- Recommends to the full Board for approval, the CEO's base salary, target incentive opportunities (MIP and PSP) and annual incentive award payment based on its assessment of the CEO's performance.

All elements of CEO pay are approved by the independent directors of the Board.

Role of Management

The CEO makes recommendations to the MDCC concerning the strategic direction of our executive compensation program. Our Senior Vice President, Human Resources, is responsible for making recommendations to the MDCC concerning program design and administration, and our General Counsel provides legal advice to the MDCC concerning disclosure obligations, governance and its oversight responsibilities.

The CEO reviews the performance of SLT members against their annual, individual pre-established performance objectives and discusses his assessment with the MDCC. In consultation with our Senior Vice President, Human Resources, the CEO makes individual recommendations on base salary, incentive plan opportunities, and annual incentive award payments. The MDCC reviews these recommendations, and then, considering input from its compensation consultant, discusses, modifies and approves, as appropriate, each SLT member's compensation. The CEO does not participate in any MDCC or Board deliberations that involve his own compensation.

Role of Compensation Consultants

The MDCC continued to engage FW Cook in 2021 to serve as its independent, external compensation consultant. The MDCC relies on FW Cook to advise on its decision-making process and has sole authority for retaining and terminating the relationship, as well as approving the terms of engagement, including fees. FW Cook works exclusively for the MDCC and provides no services to the Company, other than services provided in the firm's capacity as the MDCC's consultant. Accordingly, the MDCC has determined the firm to be independent from the Company. Separately, FW Cook has attested in writing as to its independence from the Company.

The Company retains Exequity and Willis Towers Watson as its primary compensation consultants to advise on program design, provide and analyze benchmarking data, apprise management of evolving practices and trends, and perform other consulting services as needed. From time to time, the Company engages other consultants for special projects as needed.

MDCC's Consultant:
Frederic W. Cook & Co., Inc.

Management's Consultants:
Exequity LLP
Willis Towers Watson PLC

4. Elements of Our Executive Compensation Program

OVERVIEW

The primary elements of our executive compensation program are base salary, short-term (annual) incentive compensation under our Management Incentive Plan ("MIP"), long-term incentive compensation under our Performance Share Plan ("PSP"), other ad hoc equity awards and limited executive benefits. Total Direct Compensation ("TDC") is the combination of fixed and variable compensation. Other compensation elements, such as our limited executive benefits, are not part of TDC, but the MDCC also reviews these elements.



Elements of Executive Compensation

Base Salary

STI Management Incentive Plan

LTI Performance Share Plan (and Other Equity Awards)

Executive Benefits

Base Salary

Base salary is the only fixed element of TDC. The MDCC considers base salary merit increases annually based on individual performance, while taking into account whether market-based adjustments are necessary. Annual merit increases for most salaried employees across the globe, including the NEOs, are effective March 1. The following table shows the annual base salary in effect during 2021 and currently for each NEO.

Name	Annual Base Salary (Jan - Feb)	March 2021 Increase	Annual Base Salary (Mar - Dec)	March 2022 Increase	Current Annual Base Salary
Mr. Sutton (CEO)	$1,450,000	n/a	$1,450,000	n/a	$1,450,000
Mr. Nicholls (CFO)	$ 750,000	n/a	$ 750,000	3.3%	$ 775,000
Ms. Ryan	$ 650,000	n/a	$ 650,000	n/a	$ 650,000
Mr. Wanta	$ 525,000	4.8%	$ 550,000	n/a	$ 550,000
Mr. Plath	$ 550,000	n/a	$ 550,000	n/a	$ 550,000
Mr. Ribiéras[1]	$ 700,000	3.6%	$ 725,000	n/a	n/a
Mr. Amick[2]	$ 530,000	n/a	$ 530,000	n/a	n/a

(1) Through September 30, 2021.

(2) Through March 31, 2021.

Variable Compensation: Overview and How We Assess Performance

We do not have guaranteed bonuses. Variable compensation is pay at risk and is tied directly to performance. Company performance is based on the achievement of specific financial goals described below. Individual performance is rewarded upon achievement of specific pre-established objectives or priorities.

Element	IP Incentive Plan / Program	2021 Performance Metrics	Metric Weight	Individual Performance Modifier
Short-Term Incentive Plan	Management Incentive Plan (MIP)	• Adjusted EBITDA • Revenue • Cash Conversion	70% 15% 15%	Yes
Long-Term Incentive Plan	Performance Share Plan (PSP)	• Adjusted ROIC • Relative TSR	50% 50%	No

Other equity awards, including awards of stock and service-based restricted stock/units, may be granted from time to time under limited circumstances to address specific recruitment, retention or other recognition efforts. All SLT compensation, including any such equity awards, must be approved by the MDCC. No such awards were made to the NEOs or any other member of the SLT in 2021.

> **No increase was made to our CEO's target TDC (base salary or variable compensation) in 2021.**

How and Why We Chose Our Performance Metrics

Our incentive compensation plan design is based upon achievement of pre-established performance objectives that we believe will drive improved financial performance of the Company. Each year the MDCC assesses the appropriateness of the performance metrics, and periodically makes adjustments based on the financial objectives most critical to the Company's success.

We explain below why the MDCC chose the performance metrics we used for our 2021 incentive compensation plans. See the following page for more definitional details on each metric. No changes were made to our 2021 performance metrics in comparison to those used for our 2020 incentive compensation plans.

2021 Short-Term Incentive Plan Metrics

Adjusted EBITDA

Adjusted EBITDA[1] is commonly used as a proxy for a company's operating profitability. We believe that driving earnings growth is currently the best way to drive shareowner value. Within the Company, we set goals for Adjusted EBITDA performance at the business level to establish an ongoing line of sight to our performance. Adjusted EBITDA represents a significant driver of cash flow, as it is the single largest component of Cash Flow from Operations. In addition, we use Adjusted EBITDA in assessing the Company's consolidated results of operations and operational performance and in comparing the Company's results of operations between periods. As a result, we believe that Adjusted EBITDA is a significant indicator of the ongoing operational strength of the Company.

Revenue

Revenue[2] is a complementary measure to Adjusted EBITDA, which helps focus participants on top-line growth. We believe that using Revenue also helps focus participants on commercial and operational improvement initiatives.

Cash Conversion

Cash Conversion[3] drives capital efficiency and is also a complementary measure to Adjusted EBITDA. Employees can influence this measure by managing inventories, leveraging working capital, and delivering better capital project planning and execution.

2021-2023 Long-Term Incentive Plan Metrics

Adjusted ROIC

Adjusted ROIC[4] measures a company's returns and can be compared to the cost of capital. Earning an Adjusted ROIC that is equal to or greater than our cost of capital is necessary for the Company to create long-term value for our shareowners. We consider Adjusted ROIC to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively and efficiently we use the capital invested in our business.

Relative TSR

TSR[5] reflects share price appreciation and dividends paid. TSR can be used to compare the performance of companies' stocks over time, and we measure our relative TSR position over a three-year period against our TSR Peer Group. This is a key performance measure that aligns our long-term incentive pay with the value we create for our shareowners, as compared to other companies with whom we compete for investment dollars.

The footnotes below explain the details of our performance metric calculations for purposes of our incentive compensation plans:

[1] **Adjusted EBITDA,** a non-GAAP financial measure, is defined as Earnings from Continuing Operations Before Income Taxes and Equity Earnings and before the impact of special items and non-operating pension expense plus Net Interest Expense and Depreciation, Amortization and Cost of Timber Harvested. Adjusted EBITDA may be adjusted, in the MDCC's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. For additional information regarding Adjusted EBITDA, including a detailed calculation and reconciliation to the most comparable GAAP measure, see Appendix A hereto. Additional detail regarding the special items included in the definition of Adjusted EBITDA is set forth on page 24 of our annual report on Form 10-K for our fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on February 18, 2022.

[2] **Revenue** means "Net Sales" as reported on the Consolidated Statement of Operations in the Company's financial statements included in its periodic filings with the SEC. Revenue may be adjusted, in the MDCC's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results.

[3] **Cash Conversion,** a non-GAAP financial measure, means Adjusted EBITDA (as defined above) less Non-Strategic Capital Spending plus/minus changes in Operating Working Capital, divided by Adjusted EBITDA. "Non-Strategic Capital Spending" means "Invested in Capital Projects" as reported on the Consolidated Statement of Cash Flows in the Company's financial statements included in its periodic filings with the SEC, less capital spending from projects intended to improve market position or customer service/satisfaction, but including volume increases and performance or quality improvements. "Operating Working Capital" means Trade Accounts and Notes Receivables plus Contract Assets plus Inventories less Trade Accounts Payable as reported on the Consolidated Balance Sheet under GAAP, excluding Corporate Operating Working Capital and other adjustments. Non-Strategic Capital Spending and changes in Operating Working Capital may be adjusted, in the MDCC's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. For additional information regarding Cash Conversion, including a further description and reconciliations of its components, see Appendix A hereto.

[4] **Adjusted ROIC,** a non-GAAP financial measure, is calculated as Adjusted Operating Earnings Before Net Interest Expense (a non-GAAP financial measure as defined as set forth in Appendix A), divided by average invested capital. Invested capital is total equity (adjusted to remove pension-related amounts, including prior service costs and net actuarial gains/losses, that are included in Accumulated Other Comprehensive Income (Loss)) plus interest bearing debt. The Company's Weighted Average Cost of Capital ("WACC") is used as the minimum threshold for Adjusted ROIC performance. Target Adjusted ROIC performance is set at 200 basis points ("bp") above WACC, and maximum Adjusted ROIC performance is set at 500 bp above WACC. The Company's WACC equals Cost of Equity X (Equity/Capital) + Cost of Debt X (Debt/Capital). The Company's WACC is calculated prior to the beginning of each grant year and stays fixed for the three-year PSP performance period. WACC may be adjusted, in the Committee's discretion, for any impact of acquisitions, divestitures, and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. For additional information regarding Adjusted ROIC, including a reconciliation of Adjusted Operating Earnings Before Net Interest Expense to the most comparable GAAP measure, see Appendix A hereto.

[5] **TSR** is calculated as the change in the Company's common stock price during the performance period plus the impact of any dividends paid and reinvested in Company stock (including the dividends paid on stock obtained by reinvesting dividends) during the performance period. For all companies in our TSR Peer Group, both the beginning and ending common stock prices used are the average closing price of the 20 trading days immediately preceding the beginning and ending of the performance period. We calculate the Company's TSR and our peer companies' TSR using the same methodology.

Why We Use Different Peer Groups

In the chart below, we explain why we use different peer groups for compensation benchmarking and for measuring the Company's TSR performance in our incentive plans.

Beginning with the 2018 PSP grant, the peer group was selected using a formulaic process. The member companies of the below indices were used to form the 2021 TSR Peer Group:

- **S&P 500 Materials Index** – excluding companies identified as metals and mining, fertilizer and/or agricultural companies and Albemarle Corporation
- **S&P 1500 Composite Index** – includes paper products and paper packaging companies with a market cap of at least $2.5B, plus Domtar and Graphic Packaging Holding Company
- **S&P 500 Index** – eight selected comparable companies, plus Crown Holdings, Inc.

The goal was to select closely correlated peers against which to compare our performance. We believe this should minimize market factors outside of IP's control from overly impacting our performance achievement. The share prices of the companies selected are impacted by many of the same macroeconomic and industry factors that impact IP, thereby reducing the influence of external/market factors when measuring relative performance.

Peer Group	Composition	Rationale
CCG	Includes 19 companies from multiple industries *(Companies range in size from approximately 0.5 to 2.0 times IP's revenue, which positions IP near the median; see page 55 for a complete listing of CCG companies)*	These are the companies against which we are likely to compete for executive talent. They are of comparable size and scope of operations to the Company, which is critical for evaluating target TDC levels.
TSR Peers	Broader cross-section of companies engaged in global manufacturing and capital-intensive businesses.	These are the companies against which we compete for investment dollars, as detailed in the indices described above.

2021 TSR Peer Group

Air Products and Chemicals, Inc.	**Johnson Controls International plc**
Amcor PLC	Linde PLC
Avery Dennison Corporation	LyondellBasell Industries NV
Ball Corporation	Martin Marietta Materials Inc.
Celanese Corporation	Mohawk Industries Inc.
Crown Holdings, Inc.	**Packaging Corporation of America**
Cummins Inc.	**PPG Industries, Inc.**
Domtar Corporation	Rockwell Automation Inc.
Dow Inc.	Sealed Air Corporation
DuPont de Nemours, Inc.	The Sherwin-Williams Company
Eastman Chemical Company	Sonoco Products Company
Ecolab Inc.	Trane Technologies PLC (formerly Ingersoll-Rand PLC)
Ford Motor Company	Union Pacific Corporation
Graphic Packaging Holding Company	Vulcan Materials Company
International Flavors & Fragrances Inc.	**WestRock Company**
	Weyerhaeuser Company

Bolded companies are also part of our 2021 CCG.

SHORT-TERM INCENTIVE

Management Incentive Plan ("MIP")

Overview

The MIP is our annual, cash-based incentive compensation plan designed to motivate employees to achieve our most critical short-term financial goals. The 2021 MIP award pool, described below, was paid to approximately 3,200 employees globally.

2021 Company Performance Metrics and Performance Achievement

The Company used Adjusted EBITDA, Revenue and Cash Conversion in determining 2021 MIP awards. For the 2021 MIP, the performance objectives were initially based on the Company's 2021 pre-spin annual operating plan, which reflected our ownership of a pulp and paper mill in Kwidzyn, Poland and our global papers business for the entire year.

Adjustments to the 2021 MIP performance objectives were made to reflect the impact of the divestiture of the Kwidzyn mill (completed on August 6, 2021) and the spin-off of the global papers business now known as Sylvamo Corporation (completed on October 1, 2021). These adjustments were made by removing the corresponding budgets for the Kwidzyn mill for August – December 2021 and the global papers business for October – December 2021. Both the original and the adjusted metrics are shown below:

| | | 2021 MIP Performance Objectives *(Goals adjusted for impact of the sale of Kwidzyn and Sylvamo spin-off)* | | | | | |
| | | Threshold | | Target | | Maximum | |
2021 Performance Metrics	Metric Weight	Original	Adjusted	Original	Adjusted	Original	Adjusted
Adjusted EBITDA ($ Billion)	70%	$ 2.722	$ 2.556	$ 3.402	$ 3.195	$ 3.742	$ 3.515
Revenue ($ Billion)	15%	$19.326	$18.301	$21.473	$20.334	$22.547	$21.351
Cash Conversion[A]	15%	62.2%	61.0%	77.8%	76.2%	85.6%	83.8%
Individual Performance Modifier		0%		100%		200%	

The chart below shows the specific design elements and how the award was earned.

2021 MIP Performance Metrics	Metric Weight	Threshold Performance Payout 50%	Target Performance Payout 100%	Maximum Performance Payout 200%	Actual	% of Target Award Earned	Weighted % of Target Award Earned
Adjusted EBITDA[A]	70%	$2.556B	$3.195B	$3.515B	$3.108B	93.2%	65.2%
Revenue	15%	$18.301B	$20.334B	$21.351B	$21.779B	200%	30.0%
Cash Conversion[A]	15%	61.0%	76.2%	83.8%	75.1%	96.5%	14.5%
Total	100%						**109.7%**

[A] See Appendix A for a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures.

In the event that our actual year-end result in any one of the metrics above had been below the established threshold performance level (as shown in the chart above), no payment would have been earned for that portion of the award. Furthermore, in the event that our actual year-end result in any one of the metrics above fell between the threshold and target performance levels, or between the target and maximum performance levels, the payment earned was calculated on a straight-line interpolated basis. The MDCC believes our MIP performance targets should motivate management to achieve results that will drive superior investor returns.

2021 Award Pool Calculation

The Company's MIP target award pool is equal to the sum of each MIP-eligible employee's target award, based on his or her position in the Company. To calculate the actual award pool, the target award pool is multiplied by the Company's 2021 total performance achievement of 109.7%, resulting in an award pool of approximately $110 million. This pool was distributed among all eligible employees. The award paid to each of our NEOs is described in Section 5.

The MDCC has the discretion to decrease the award pool to zero and has chosen to decrease it in the past. Consistent with our philosophy that management should be rewarded for delivering outstanding financial results, the MDCC also has discretion to increase the award pool by up to 25%, provided the total final award pool does not exceed the maximum amount permitted, which is 200% of target. The MDCC did not exercise its discretion to decrease or increase the 2021 MIP award pool.

Individual MIP Awards

For all MIP-eligible employees, their respective awards are based on Company performance, but then are modified for their individual performance achievement as determined by their direct manager.

We are committed to being leaders in environmental, social and governance ("ESG") performance. As such, ESG performance is considered when applying the individual performance modifier. We currently consider the following ESG metrics for members of our SLT when determining their individual payout under the MIP:

- Health & Safety,
- Environment & Sustainability,
- Human Capital & Culture,
- Governance, and
- Diversity & Inclusion.

The CEO has discretion to recommend an additional award outside the MIP called the CEO Award, in recognition of exceptional individual performance beyond what is captured in individual objectives. For 2021, three of our NEOs, Mr. Nicholls, Ms. Ryan and Mr. Plath each received a CEO Award of $25,000 for their outstanding leadership with the Sylvamo spin-off.

> **For 2021, Mr. Sutton's MIP award was not modified for individual performance and thus was based solely on the Company's financial performance percentage of 109.7%. (See Section 5.)**

LONG-TERM INCENTIVE

Performance Share Plan ("PSP")

Overview

The PSP is our long-term, equity-based incentive compensation plan designed to motivate employees to create long-term shareowner value. PSP awards are granted annually in performance-based restricted stock units to approximately 1,200 management-level employees globally based on position in the Company and satisfactory performance. PSP awards are earned over a three-year performance period based **solely** on the Company's performance achievement in absolute Adjusted ROIC and relative TSR. Awards are settled in shares of Company stock (except in Asia and Morocco). The number of shares ultimately paid may include additional shares for prorated PSP grants due to promotion during the grant year and also includes the reinvestment of dividends earned on shares actually paid at the end of the three-year performance period.

As previously described, all outstanding, unvested awards held by our employees were adjusted to preserve the value of their awards immediately prior to the spin-off of our global papers business to ensure that they, as equity holders, neither benefitted nor were harmed by the Transaction. The anti-dilution adjustment was accomplished by providing additional units to holders of awards.

The MDCC does not have discretion to increase the performance achievement, but may decrease it in the event the Company experiences negative Adjusted ROIC or negative TSR. In addition, if the Company's absolute TSR over the three-year performance period is negative, performance achievement for the TSR portion of the PSP award may not exceed 100%.

	2019	2020	2021	2022	2023	2024
2019 Grant	3-year Performance Measurement Period			Paid*		
2020 Grant		3-year Performance Measurement Period			Paid*	
2021 Grant			3-year Performance Measurement Period			Paid*

* Assuming threshold performance objective is achieved.

Company Performance Metrics and Objectives

In 2021, the PSP continued to be based on Adjusted ROIC and relative TSR as detailed below. Some key components of our design are:

- Both metrics (Adjusted ROIC and relative TSR) are weighted at 50% each for all PSP participants.
- Our internal Adjusted ROIC goals are based on covering our weighted average cost of capital (WACC), which is the basis for the Adjusted ROIC payout scale in the PSP. We consider the maximum Adjusted ROIC level established as recognizing the potential tradeoff between maximizing ROIC and maximizing the potential for additional value creation by growing our portfolio.
- To determine our performance achievement under the relative TSR metric, we use a percentile ranking for comparison to our broad, highly correlated TSR peer group (see Section 4, "Why We Use Different Peer Groups").

2021-2023 PSP Performance Metrics	Metric Weight	Performance Objective		
		Threshold *ROIC – Payout 50%* *TSR – Payout 25%*	Target *Payout 100%*	Maximum *Payout 200%*
Adjusted ROIC	50%	6.0%	8.0%	11.0%
Relative TSR	50%	25th percentile	50th percentile	75th percentile

In the event that our actual three-year performance period ending result in either metric falls below the established threshold performance level (as shown in the chart above), no payment will be earned (vested) for that portion of the award. Furthermore, in the event that our actual three-year performance period ending result in either metric falls between the threshold and target performance levels, or between the target and maximum performance levels, the award earned (vested) will be calculated on a straight-line interpolated basis.

Payout Calculation

Based on market data, each PSP participant has a target award that is granted based on his or her position. The actual number of shares paid at the end of the three-year performance period may be higher or lower than the target award, based **solely** on the Company's performance achievement. Possible payouts under the 2021 PSP range from 0 percent to 200 percent of the target award.

2019-2021 PSP Payout

For the 2019-2021 PSP, the performance achievement approved by the MDCC in February 2022 is shown in the chart below, and the award paid to each of our NEOs is described in Section 5.

2019-2021 Performance Metrics	Target	Performance Achievement			
		Actual Achievement	% of Target Award Earned	Metric Weight	Weighted % of Target Award Earned
Adjusted ROIC	9.5%	9.78%	114.0%	50.0%	57.0%
Relative TSR[A]	50th Percentile	15th Percentile[A]	0.0%	50.0%	0.0%
Total 2019-2021 PSP Payout					**57.0%**

[A] Bemis Company, Inc. was removed from the peer group due to its acquisition by Amcor Limited and Domtar Corporation was removed from the peer group due to its acquisition by Karta Halten B.V.

Other Equity Awards

Other types of equity awards, such as grants of stock, restricted stock awards ("RSAs") or restricted stock units ("RSUs"), are used for purposes of recruitment, retention or recognition. Vesting provisions for these service-based awards vary on a case-by-case basis, but under regular terms and conditions are forfeited if the participant voluntarily terminates employment prior to vesting.

OTHER COMPENSATION ELEMENTS

Retirement and Benefit Plans

Members of the SLT participate in the same health, welfare and retirement programs available to most of the Company's salaried U.S. employees. Additionally, our unfunded, non-qualified plans—the Pension Restoration Plan and the Deferred Compensation Savings Plan ("DCSP")—are available to eligible salaried U.S. employees, including the NEOs, whose compensation is higher than the limits set by the Internal Revenue Service ("IRS") for tax-qualified plans. Absent these plans, these employees would not achieve a retirement benefit commensurate with their earnings during the course of their careers with us. Finally, while the Unfunded Supplemental Retirement Plan for Senior Managers ("SERP") was closed to new participants effective January 1, 2012, three current SLT members (Messrs. Sutton and Nicholls and Ms. Ryan) had their participation grandfathered in this plan.

Name	CEO	SLT	Other Officers and Eligible Managers	U.S. Salaried Employees
Health and Welfare Plans	•	•	•	•
Qualified Retirement (Pension) Plan / RSAc[B]	•	•	•	•
Pension Restoration Plan / RSAc[B]	•	•	•	
SERP[B]	•[A]	•[A]		
Qualified Salaried Savings Plan — 401(k)	•	•	•	•
DCSP[B]	•	•	•	

The Company froze credited service and compensation in the Retirement Plan, Pension Restoration Plan and SERP for all service on or after January 1, 2019.

For service after this date, affected employees now receive Retirement Savings Account contributions ("RSAc").

• Eligible to participate.

[A] This executive benefit was closed to new participants effective January 1, 2012.

[B] See the Executive Compensation Tables starting on page 78 below for additional information on this benefit.

Change-in-Control ("CIC") Agreements

The Company has entered into CIC agreements with certain executives, including the SLT, that provide severance and other benefits, including acceleration of equity-award vesting, in the event of a double trigger, which requires both a CIC of the Company and a qualifying termination of employment (i.e., involuntary termination without cause or departure for good reason). We believe these potential benefits align executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential CIC, without undue concern for their own financial and employment security. No benefits are provided upon a CIC alone (i.e., without also experiencing an accompanying termination) so long as the acquiring company provides replacement awards as substitution for outstanding equity awards. Moreover, in no event will the Company gross up or pay for excise taxes relating to any CIC benefits. For more detail on these CIC agreements and benefits, see the "Post-Employment Termination Benefits" on page 88.

Perquisites

As disclosed in Footnote 6 to the Summary Compensation Table, we do not offer perquisites to our NEOs that are not generally available to all U.S. employees other than the following: the CEO's limited personal use of Company aircraft; standard benefits under our Global Mobility Policy which establishes many of the benefits provided to employees who serve or have served as expatriates; and benefits granted to grandfathered participants in our Executive Supplemental Life Insurance Program.

5. NEO Compensation

OVERVIEW

The compensation benchmarking review used to establish NEO target TDC levels for 2021 indicated that our CEO's 2021 target TDC was 100% of the projected 2021 market median and the 2021 target TDC levels for all other NEOs were, in aggregate, 94.2% of the projected 2021 market median.

We do not have, nor do we believe we need a policy that dictates a specific ratio of CEO compensation to other NEOs or the SLT. Generally, we base our compensation decisions on principles of internal equity and external market competitiveness. The difference that exists between our CEO's compensation and our other NEOs is based on the complexity of the CEO's leadership responsibilities for the global enterprise.

2021 ACTUAL REALIZED COMPENSATION AND COMPARISON TO 2021 TARGETED COMPENSATION

In this Section, we describe the 2021 compensation actually realized by each NEO, as well as the rationale for each such compensation element and amount. We also illustrate 2021 target versus actual compensation in the individual graphs for each NEO, with both target and actual amounts prorated for Messrs. Ribiéras and Amick.

The **Target** amount includes:

(i)   2021 actual base salary paid;

(ii)   2021 target MIP;

(iii)   the target value of the 2019-2021 PSP granted in 2019; and

(iv)   the target value of the RSA grants that vested during 2021, if applicable.

The **Actual** amount represents what we believe is the appropriate way to illustrate 2021 actual pay earned, and includes:

(i)   2021 actual base salary paid;

(ii)   2021 MIP paid in February 2022;

(iii)   the actual value of the 2019-2021 PSP paid (including reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo) in February 2022; and

(iv)   the actual value of the RSA grants that vested (including reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo) during 2021, if applicable.

In comparing the following charts to the Summary Compensation Table, you will see the value shown for the equity awards differs. Equity awards granted in 2021 are shown in the Summary Compensation Table, while the following charts show PSP awards valued and paid in 2022 for the performance period ending in 2021 (and, if applicable, RSA grants that vested during 2021). The equity awards for the 2019-2021 PSP in the following charts were valued based on the closing price of $46.79 for the Company's common stock on February 4, 2022, which is the trading day immediately preceding the date the MDCC approved the payout.



Mark S. Sutton
Chairman of the Board and Chief Executive Officer

Mark Sutton has 37 years of service with the Company and was appointed CEO effective November 2014 and Chairman of the Board effective January 2015. Mr. Sutton served as President and Chief Operating Officer from June through October 2014, prior to which he was Senior Vice President, Industrial Packaging, a role he assumed in November 2011. Prior to that role, he led our Printing and Communication Papers business since January 2010. He previously served as Senior Vice President – Supply Chain from March 2008 through 2009, Vice President – Supply Chain from June 2007 through February 2008, and Vice President – Strategic Planning from January 2005 through May 2007.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$1,450,000 *(no base salary increase in 2021)*	No adjustment was made to Mr. Sutton's base salary because it was within our targeted market range.
2021 MIP Award	$2,386,000 *(109.7% combined Company and individual performance achievement)*	Mr. Sutton's MIP payment was awarded at 109.7% of target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement.
2019-2021 PSP Payout	158,989 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $7,439,088, including a fractional share)*	PSP payout of 57% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Sutton's 2021 actual compensation paid against targeted compensation amounts.



Target LTI is based on 230,198 target shares valued at $45.07, using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 158,989 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.



Timothy S. Nicholls
Senior Vice President and Chief Financial Officer

Tim Nicholls has 30 years of service with the Company and was appointed CFO effective June 2018, a position he previously held from December 2007 through November 2011. In addition to his role in finance, Mr. Nicholls also has oversight for the Company's corporate development, capital effectiveness and disruptive technology functions. He previously served as Senior Vice President – Industrial Packaging the Americas, a position he held since November 2014, immediately prior to which he served as Senior Vice President – Printing & Communications Papers the Americas from November 2011. In 1991, he joined Union Camp Corporation, which was acquired by the Company in 1999.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$750,000 (no base salary increase in 2021)	No adjustment was made to Mr. Nicholls's base salary because it was within our targeted market range.
2021 MIP Award	$863,900 *(115.2% combined Company and individual performance achievement)*	Mr. Nicholls's MIP payment was awarded at 115.2% of target, modified upward (105%) for his individual performance, which reflected his strong overall performance on balance sheet, pension and capital allocation.
2019-2021 PSP Payout	38,311 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $1,792,579, including a fractional share)*	PSP payout of 57% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Nicholls's 2021 actual compensation paid against targeted compensation amounts.



Target LTI is based on 55,470 target shares valued at $45.07 using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 38,311 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.

Other 2021 Realized Compensation

Mr. Nicholls received a CEO Award of $25,000 for his outstanding leadership with the Sylvamo spin-off.



Sharon R. Ryan
Senior Vice President, General Counsel and Corporate Secretary

Sharon Ryan has over 33 years of service with the Company. Ms. Ryan was appointed to the position of Senior Vice President, General Counsel and Corporate Secretary in November 2011, following her service as Acting General Counsel and Corporate Secretary since May 2011 and Vice President since February 2011. Ms. Ryan previously served in a variety of legal roles, including as Chief Ethics and Compliance Officer (beginning in 2009), Associate General Counsel – Corporate Law, and General Counsel of various business divisions within the Company.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$650,000 *(no base salary increase in 2021)*	No adjustment was made to Ms. Ryan's base salary because it was within our targeted market range.
2021 MIP Award	$606,100 *(109.7% combined Company and individual performance achievement)*	Ms. Ryan's MIP payment was awarded at 109.7% of target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement.
2019-2021 PSP Payout	26,817 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $1,254,748 including a fractional share)*	PSP payout of 57% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Ms. Ryan's 2021 actual compensation paid against targeted compensation amounts.



Target LTI is based on 38,829 target shares valued at $45.07 using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 26,817 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.

Other 2021 Realized Compensation

Ms. Ryan received a CEO Award of $25,000 for her outstanding leadership with the Sylvamo spin-off.



Gregory T. Wanta

Senior Vice President — North American Container

Greg Wanta has 30 years of service with the Company. In December 2016, Mr. Wanta was named Senior Vice President, North American Container, with responsibility for the Company's Industrial Packaging Container operations in the United States, Mexico and Chile. Mr. Wanta has served in a variety of roles of increasing responsibility in manufacturing and commercial leadership positions in specialty papers, coated paperboard, printing papers, foodservice and industrial packaging, including Vice President, Central Region, Container the Americas, from January 2012 through November 2016.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$545,833 *(incorporates a 4.8% increase effective March 1, 2021)*	Mr. Wanta's base salary increase was made in recognition of his outstanding leadership and strong performance in 2020, in the midst of the global pandemic.
2021 MIP Award	$469,000 *(104.2% combined Company and individual performance achievement)*	Mr. Wanta's MIP payment was awarded at 104.2% of target, adjusted downward (95%) for his individual performance, which reflected overall business results below expectations.
2019-2021 PSP Payout	22,220 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $1,039,662, including a fractional share)*	PSP payout of 57% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Wanta's 2021 actual compensation paid against targeted compensation amounts.



Target LTI is based on 32,173 target shares valued at $45.07 using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 22,220 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.



Thomas J. Plath
Senior Vice President – Human Resources and Global Citizenship

Tom Plath has over 30 years of service with the Company. He has served as Senior Vice President, Human Resources and Global Citizenship since March, 2017. Prior to that time Mr. Plath served as Vice President, Human Resources, Global Businesses from November 2014 until February 2017. Prior to that role, he served as Director, Human Resources - Manufacturing and then Vice President, Human Resources -Manufacturing, Technology, EHS&S and Global Supply Chain from 2010 to 2014. Between 2001 and 2010, Mr. Plath served in the Company's distribution business, xpedx, where he had roles in operations, marketing and general management and was named as Vice President of Human Resources for xpedx in 2006. Mr. Plath joined the Company in 1991 and served in a variety of human resource roles until 2001.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$550,000 *(no base salary increase in 2021)*	No adjustment was made to Mr. Plath's base salary because it was within our targeted market range.
2021 MIP Award	$478,000 *(115.2% combined Company and individual performance achievement)*	Mr. Plath's MIP payment was awarded at 115.2% of target, modified upward (105%) for his individual performance, which reflected his strong leadership on our pandemic response, work flexibility approach and succession planning.
2019-2021 PSP Payout	13,026 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $609,489, including a fractional share)*	PSP payout of 57% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4.

The chart below compares Mr. Plath's 2021 actual compensation paid against targeted compensation amounts.



Target LTI is based on 18,860 target shares valued at $45.07 using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 13,026 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.

Other 2021 Realized Compensation

Mr. Plath received a CEO Award of $25,000 for his outstanding leadership with the Sylvamo spin-off.



Jean-Michel Ribiéras
Former Senior Vice President – Global Papers

Jean-Michel Ribiéras had over 28 years of service within the Company, prior to leaving October 1, 2021, to become the Chairman and Chief Executive Officer of Sylvamo Corporation. Sylvamo is the entity resulting from the spin-off of our global papers business. Prior to the spin-off, he was Senior Vice President – Global Papers from January 2021 through September 2021. He previously served as Senior Vice President – Industrial Packaging the Americas from June 2018 until January 2021. He served as Senior Vice President – Global Cellulose Fibers from July 2016 through June 2018 and led the integration of Weyerhaeuser's cellulose fibers business with International Paper's pulp business. Prior to that role, he served as Senior Vice President & President, IP Europe, Middle East, Africa & Russia from 2013 until June 2016, and Vice President & President – IP Latin America from 2009 until 2013. He previously held a variety of roles of increasing responsibility at the Company in Europe and in the United States, including Vice President of European Papers from 2002 to 2004 and Vice President of the Company's pulp and Converting Papers businesses from 2005 to 2009.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$539,583 *(incorporates a 3.6% increase effective March 1, 2021)*	Mr. Ribiéras's base salary increase was made in recognition of the increased responsibilities involved with spin-off of our global papers business. Amount shown reflects base salary paid to Mr. Ribiéras in 2021 prior to the spin-off.
2021 MIP Award	$534,800 *(109.7% combined Company and individual performance achievement)*	Mr. Ribiéras's MIP payment was awarded at 109.7% of his prorated target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement. His award was prorated to reflect his departure from the Company effective September 30, 2021.
2019-2021 PSP Payout	23,881 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $1,117,405, including a fractional share)*	PSP payout of 57% was based solely on the Company's performance achievement in Adjusted ROIC and relative TSR described in Section 4. His award was prorated to reflect his departure from the Company effective September 30, 2021.

The chart below compares Mr. Ribiéras's 2021 actual compensation paid against **prorated** targeted compensation amounts.



Target LTI is based on 34,577 target shares valued at $45.07 using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 23,881 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.



W. Michael Amick, Jr.

Former Senior Vice President – Papers the Americas

Mike Amick left the Company effective March 31, 2021 after 31 years of service. He served as Senior Vice President – Papers the Americas since January 1, 2017. He previously had responsibility over our North American Papers, Pulp and Consumer Packaging businesses from 2014 to 2016. He served as Vice President & President, IP India from 2012-2014, and as Vice President and General Manager for our coated paperboard business from 2010 to 2012. From 2007 to 2010, Mr. Amick served as Vice President, xpedx, and prior to that, as Vice President, Supply Chain from 2002 to 2006. Mr. Amick began his career with IP in 1990 as an Area Process Manager at Louisiana Mill.

2021 Realized Compensation

Element of Compensation	Compensation Amount	Rationale
2021 Base Salary	$213,631 *(no base salary increase in 2021)*	No base salary adjustment was made to Mr. Amick's base salary in 2021. The amount shown reflects the base salary paid to Mr. Amick in 2021 prior to his departure effective March 31, 2021, as well as cash paid in lieu of unpaid vacation upon his departure.
2021 MIP Award	$116,300 *(109.7% combined Company and individual performance achievement)*	Mr. Amick's MIP payment was awarded at 109.7% of his prorated target (reflecting 100% for individual performance) and thus was based solely on the Company's performance achievement. His award was prorated to reflect his departure from the Company effective March 31, 2021.
2019-2021 PSP Payout	15,516 shares, including reinvested dividends and an anti-dilution adjustment (related to the spin-off of Sylvamo) *(valued at $726,003, including a fractional share)*	PSP payout of 57% was based solely on the company's performance achievement in Adjusted ROIC and relative TSR described in Section 4. His award was prorated to reflect his departure from the Company effective March 31, 2021.

The chart below compares Mr. Amick's actual compensation paid against ***prorated*** targeted compensation amounts.


16%
Base Salary Paid
8%
2021 MIP Award (Cash-based STI)
76%
2019-2021 PSP (Equity-based LTI)
Target
$1,332,131
Actual
$1,055,934
(79% of Target)
20%
Base Salary Paid
11%
2021 MIP Award (Cash-based STI)
69%
2019-2021 PSP (Equity-based LTI)

Target LTI is based on 22,466 target shares valued at $45.07 using the 20-day average stock price as of December 31, 2018.

Actual LTI is based on 15,516 shares, which includes the original target shares plus reinvested dividends and an anti-dilution adjustment related to the spin-off of Sylvamo, multiplied by 57% performance achievement and valued at $46.79, IP's closing share price on February 4, 2022.

Other 2021 Realized Compensation

Upon his departure from the Company effective March 31, 2021, Mr. Amick received a severance payment in the aggregate amount of $1,908,000, which was within the limit set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers. Additionally, he received continued health and welfare benefits totaling $9,508.

6. Other Matters Related to Governance and Compensation

INSIDER TRADING AND ANTI-HEDGING/ANTI-PLEDGING POLICIES

The Company has adopted comprehensive and detailed policies that regulate trading in Company securities by our insiders, including the SLT and Board members. These policies include information regarding trading blackout periods and explain when transactions in Company securities are permitted. The policies also strictly prohibit our SLT and Board members (as well as our corporate controller but no other employees) from holding Company securities in a margin account or pledging them as collateral for a loan. Lastly, the policies prohibit all Company officers (but no other employees) and Board members from engaging in any of the following short-term or speculative transactions involving Company securities: short sales; publicly traded options, such as puts, calls or other derivative instruments; and hedging and monetization transactions, such as zero-cost collars, forward-sale contracts, equity swaps and exchange funds.

OFFICER STOCK OWNERSHIP AND RETENTION REQUIREMENTS

All of our officers are expected to own shares of our common stock with a minimum market value based on a multiple of base pay. This policy is intended to align our officers' interests with those of our shareowners and encourage long-term shareowner value creation by requiring officers to have a significant equity stake in the Company. Our stock ownership requirements are based on position:

Position	Current Ownership Requirement
Chief Executive Officer	6x base pay
Senior Vice President	3x base pay
Vice President	1.5x base pay

The following are counted toward meeting the ownership requirement: freely held shares (whether purchased on the open market or fully earned through Company plan or program); beneficial shares held indirectly by a trust or family member; and share equivalents held in the Salaried Savings Plan and Deferred Compensation Savings Plan. However, unvested restricted shares (e.g., PSP awards and RSAs) are not counted toward meeting the ownership requirement.

Officers are required to retain 50 percent of their net shares paid under any Company long-term incentive plan or program, such as shares paid out under the PSP and vested RSA shares, until their ownership requirements are satisfied. SLT stock ownership is reviewed annually by the MDCC to assure compliance. As of our last annual evaluation, all SLT members were in compliance with our policy.

BOARD POLICY ON PERSONAL USE OF COMPANY AIRCRAFT

The Board encourages the CEO to use Company aircraft for business continuity and efficiency purposes, where appropriate. Use of the Company aircraft allows the CEO to be available at all times for business needs, whether on business or personal travel. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Sutton is authorized to use the Company aircraft for personal travel and is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000. The value of such use is imputed income to him, and is not grossed up for taxes.

CLAWBACK OR FORFEITURE OF INCENTIVE AWARDS

Both MIP and PSP awards are subject to a clawback provision contained in our plan documents. Under this provision, if the Company's financial statements are restated as a result of errors, omission, or fraud, the MDCC may, at its discretion, based on the facts and circumstances surrounding the restatement, require some or all participants to return all or a portion of their awards to the Company. In addition, the MDCC may, at its discretion, based on facts and circumstances, require all or a portion of MIP and PSP awards to be forfeited in the event a participant engages in conduct that is detrimental to the business interest or reputation of the Company, including any violation of any non-competition and non-solicitation agreement to which such participant is a party. Additionally, the MDCC may, at its discretion, based on facts and circumstances, require an SLT member who does not provide one-year's notice of retirement to forfeit his or her MIP and PSP awards.

NON-COMPETITION AND NON-SOLICITATION AGREEMENTS

The Company maintains Non-Competition and Non-Solicitation Agreements with leaders of the Company, including our SLT, to prohibit such leaders from engaging in certain competitive activities and to protect confidential information and trade secrets from unauthorized use or disclosure. Violation of these agreements may result in clawback or forfeiture of incentive compensation awards.

BOARD POLICY ON NON-CIC SEVERANCE AGREEMENTS WITH SENIOR OFFICERS

A supplemental severance payment to the CEO must be approved by the independent directors of the Board. A supplemental severance payment to any other SLT member must be approved by the MDCC. Moreover, pursuant to a 2005 Board policy, in the absence of a change in control, the supplemental severance, plus severance under the Salaried Employee Severance Plan, may not exceed two times base salary plus target MIP for the year in which the termination occurs. Any severance amount greater than the amount described above must be approved in advance by our shareowners.

PROHIBITION ON REPRICING; NO STOCK OPTION GRANTS

The Company discontinued granting stock options in 2005 and all outstanding stock options expired in 2015. Our incentive compensation plan provides that stock options may not be repriced, directly or indirectly, without the prior consent of the Company's shareowners.

EQUITY GRANT PRACTICES

The Company does not have any program, plan or practice to time, and has not timed, equity grants to coordinate with the release of material non-public information. Annual equity grants (including pro rata grants for promotions and employees hired in the prior year) under the PSP are approved at the MDCC's meeting in December. Service-based restricted stock awards are used from time to time, and may be granted on the first day of any month by our Senior Vice President, Human Resources (as delegated by the Board), within parameters approved by the MDCC. An award to an SLT member requires approval by the MDCC (or by the Board for an award to the CEO).

The framework for making grants set form above minimizes any concern that grant dates could be selectively chosen based upon market price at any given time.

DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation for certain executive officers of publicly-held companies that is more than $1 million.

In designing our executive compensation program and determining the compensation of our executive officers, including our named executive officers, the MDCC considers a variety of factors, including the potential impact of the Section 162(m) deduction limit. The MDCC continues to have the flexibility to approve non-deductible compensation, and has approved, and may in the future approve, the payment of compensation that is not deductible under Section 162(m) if it believes it is in the best interests of the Company.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The accounting treatment of stock-based compensation is not determinative of the type, timing, or amount of any particular grant made to our employees.



Executive Compensation Tables

The following tables in this Section provide detailed information regarding compensation for our NEOs.

SUMMARY COMPENSATION TABLE

The following table shows base salary, stock awards under our Performance Share Plan ("PSP") and, if applicable, Restricted Stock Awards ("RSA") program, cash awards under our Management Incentive Plan ("MIP"), the change in pension value and all other compensation to our NEOs for the years ended December 31, 2021, 2020 and 2019.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)	Total Excluding Change in Pension Value ($)[7]
Mark S. Sutton CEO & Chairman of the Board (Principal Executive Officer)	2021	1,450,000	—	10,487,138	2,386,000	471,628	433,941	15,228,707	14,757,079
	2020	1,450,000	—	10,318,788	2,386,000	3,761,401	404,010	18,320,199	14,558,798
	2019	1,450,000	—	9,875,494	1,844,400	2,256,347	498,406	15,924,647	13,668,300
Timothy S. Nicholls Senior Vice President and Chief Financial Officer (Principal Financial Officer)	2021	750,000	25,000	2,830,279	863,900	107,788	213,864	4,790,831	4,683,043
	2020	750,000	—	2,784,876	905,100	1,344,171	151,625	5,935,772	4,591,601
	2019	750,000	—	2,379,663	667,800	890,087	179,054	4,866,604	3,976,517
Sharon R. Ryan Senior Vice President, General Counsel & Corporate Secretary	2021	650,000	25,000	1,768,944	606,100	—	142,931	3,192,975	3,192,975
	2020	650,000	—	2,110,147	606,100	842,065	127,530	4,335,842	3,493,777
	2019	645,000	—	1,665,764	468,500	1,162,580	163,229	4,105,073	2,942,493
Gregory T. Wanta Senior Vice President — North American Container	2021	545,833	—	1,617,302	469,000	—	137,733	2,769,868	2,769,868
	2020	525,000	—	1,541,613	460,700	705,839	96,540	3,329,692	2,623,853
	2019	520,833	—	1,380,222	339,200	685,788	102,967	3,029,010	2,343,222
Thomas J. Plath[8] Senior Vice President — Human Resources and Global Citizenship	2021	550,000	25,000	1,086,662	478,000	—	125,570	2,265,232	2,265,232
Jean-Michel Ribiéras Former Senior Vice President — Global Papers (through 9/30/21)	2021	539,583	—	2,097,449	534,800	—	145,630	3,317,462	3,317,462
	2020	700,000	—	1,840,014	658,200	464,896	471,571	4,134,681	3,669,785
	2019	700,000	—	1,956,624	508,800	465,649	1,025,500	4,656,573	4,190,924
W. Michael Amick. Jr. Former Senior Vice President – Papers the Americas (through 3/31/21)	2021	213,631	—	—	116,300	—	1,951,209	2,281,140	2,281,140
	2020	530,000	—	1,342,729	441,800	908,002	87,878	3,310,409	2,402,407
	2019	530,000	—	1,285,027	341,600	898,787	111,228	3,166,642	2,267,855

(1) Amount shown in this column for 2021 for Mr. Amick includes $81,131 of cash paid in lieu of unpaid vacation upon his departure from the Company.

(2) Mr. Nicholls, Ms. Ryan and Mr. Plath each received this cash payment, known as a CEO Award, in February 2022 to reward them for their outstanding leadership with the Sylvamo spin-off.

(3) The amounts reported in this column reflect the aggregate grant date fair value of stock awards under our PSP and RSA programs granted to the NEO during each year, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating these values for the 2021 fiscal year may be found in Note 21 to our audited financial statements beginning on page 87 of our 2021 Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on February 18, 2022. The value shown for 2021 includes the aggregate grant date fair value of each NEO's 2021-2023 PSP award. The maximum value of the 2021-2023 PSP awards based on achieving maximum Company performance is as follows: Mr. Sutton: $20,974,275; Mr. Nicholls: $5,660,558; Ms. Ryan: $3,537,889; Mr. Wanta: $3,234,604; Mr. Plath: $2,173,323; and Mr. Ribiéras: $4,194,898.

(4) Represents the amount earned under the MIP based on Company and individual performance during the year shown, which is paid in February of the following year.

(5) Amounts shown in this column represent the change in accruals under our Retirement Plan, Pension Restoration Plan, and SERP as shown in the Pension Benefits in 2021 table set forth on page 84 below. Importantly, the change in pension value is not currently paid to an executive as compensation, but is a measurement of the change in value of the pension from the prior year. Changes in value arise from the decrease in the discount period and the impact of a change in the discount rate from the prior year's measurement, and changes in mortality rate assumptions. The discount rate used is the same as the rate used by the Company for financial statement disclosure as of the end of the fiscal year. This rate, which increased by 30 basis points from the prior year, is based on economic conditions at year end. The assumed SERP lump sum interest rate also increased by 5 basis points from the prior year. The NEOs do not receive preferential or above market earnings on non-qualified deferred compensation. Accordingly, there is no amount included in this column for this type of earnings credit. The actual change in pension value for Ms. Ryan, Mr. Wanta, Mr. Plath, Mr. Ribiéras and Mr. Amick was a decrease of ($521,899), ($151,587), ($117,667), ($86,143) and ($74,348), respectively.

(6) A breakdown of the "All Other Compensation" amounts for 2021 is shown in the following table:

Name	Retirement Savings Account Contributions ($)[a]	Company Matching Contribution ($)[b]	Group Life Insurance ($)[c]	ESIP ($)[d]	Corporate Aircraft ($)[e]	Company Matching Gift ($)[f]	Severance Payments ($)[g]	Total ($)[h]
M.S. Sutton	230,160	71,520	7,656	42,400	75,000	7,205	—	433,941
T.S. Nicholls	99,300	81,360	3,960	13,044	—	16,200	—	213,864
S.R. Ryan	75,366	62,213	3,432	—	—	1,920	—	142,931
G.T. Wanta	63,017	52,334	2,882	—	—	19,500	—	137,733
T.J. Plath	63,048	52,358	2,904	—	—	7,260	—	125,570
JM Ribiéras	71,867	58,774	2,829	—	—	12,160	—	145,630
W.M. Amick, Jr.	34,464	6,840	700	—	—	1,205	1,908,000	1,951,209

(a) Represents the Retirement Savings Account contributions made by the Company to the NEO's accounts in the Salaried Savings Plan and Deferred Compensation Savings Plan, as shown in the "Non-Qualified Deferred Compensation in 2021" table set forth on page 86 below. The contribution amount is equal to a percentage of eligible compensation, based on the NEO's age at the date the contribution is made. All NEOs received RSA contributions in the amount of 6% of their eligible compensation.

(b) Represents the Company match to the NEO's contribution to the Salaried Savings Plan, Retiree Medical Savings Program and Deferred Compensation Savings Plan, as shown in the "Non-Qualified Deferred Compensation in 2021" table set forth on page 86 below.

(c) Represents the Company's annual premium payment for the NEO's group life insurance benefit.

(d) Represents the amount paid by the Company for the NEO's executive supplemental insurance program ("ESIP").

(e) Represents the aggregate incremental cost to the Company of Mr. Sutton's personal travel on Company aircraft. Pursuant to Board resolutions and his Time Sharing Agreement, Mr. Sutton is required to reimburse the Company for the incremental cost of personal use of the aircraft above $75,000. For 2021, this reimbursable amount was $7,031. We calculate the incremental cost of personal use of the Company aircraft based upon the per mile variable cost of operating the aircraft multiplied by the number of miles flown for personal travel by Mr. Sutton. The variable operating costs include fuel, maintenance, airway fees, user fees, communication, crew expenses, supplies and catering. We impute into Mr. Sutton's income the value of personal use of the aircraft in accordance with IRS regulations, minus any amounts he reimbursed during the calendar year. Mr. Sutton receives no tax gross-up on this imputed income.

(f) Represents the Company's match of each NEO's donations to the United Way of America (60-percent match) and the International Paper Company Employee Relief Fund (100-percent match) as part of Company-wide campaigns.

(g) Represents an amount paid to Mr. Amick when he left the Company, which is within the limits set forth in the Board's 2005 Policy on Severance Agreements with Senior Officers.

(h) Represents the sum of columns (a) through (g).

(7) In order to more effectively demonstrate the impact that the change in pension value has on total compensation, we have included an additional column to show total compensation less the change in pension value. We believe this number gives a more accurate picture of changes in compensation related to Company performance since the change in pension value is subject to numerous variables outside of our control, such as interest rates, and that are unrelated to Company performance. However, the number in this column may differ significantly from the Total column. The number in the Total column is calculated in accordance with SEC rules and our calculation excluding the change in pension value is not a substitute for total compensation. Please see the Pension Benefits in 2021 set forth on page 84 below table below for additional information regarding the pension benefits provided to our NEOs.

(8) Compensation information for Mr. Plath is not provided for 2020 or 2019 as the result of the fact that Mr. Plath was not a named executive officer during such years.

OTHER GRANTS OF PLAN-BASED AWARDS DURING 2021

The table below shows payout ranges for our NEOs under the 2021 MIP and 2021-2023 PSP, as described in our CD&A. There were no other plan-based cash or equity awards granted to our NEOs in 2021.

Name	Grant Date	Committee Action Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
M.S. Sutton			163,125	2,175,000	4,350,000				
	1/1/2021	12/7/2020				24,585	196,683	393,366	10,487,138
T.S. Nicholls			56,250	750,000	1,500,000				
	1/1/2021	12/7/2020				6,635	53,081	106,162	2,830,279
S.R. Ryan			41,438	552,500	1,105,000				
	1/1/2021	12/7/2020				4,147	33,176	66,352	1,768,944
G.T. Wanta			33,750	450,000	900,000				
	1/1/2021	12/7/2020				3,792	30,332	60,664	1,617,302
T.J. Plath			31,125	415,000	830,000				
	1/1/2021	12/7/2020				2,548	20,380	40,760	1,086,662
JM Ribiéras			36,563	487,500	975,000				
	1/1/2021	12/7/2020				4,917	39,337	78,674	2,097,449
W.M. Amick, Jr.			7,950	106,000	212,000				
	—	—				—	—	—	—

(1) The 2021-2023 PSP grant was approved by the MDCC for all NEOs (except Mr. Sutton, whose grant was approved by the full Board) at its December 2020 meeting, effective the first day of the following calendar year.

(2) The amounts shown in this column reflect the grant date fair value of the PSP awards computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2021 for such awards (i.e., 100 percent of target), as explained in further detail in the narrative following this table.

Narrative to Grants of Plan-Based Awards Table

Estimated Future Payouts under Non-Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2021 MIP. The actual amount paid is shown in the Summary Compensation Table.

The amount shown in the "Threshold" column was the amount that would have been paid under the 2021 MIP if the Company had achieved only the minimum performance level required in one of the following performance metrics: absolute Revenue, absolute Cash Conversion, and absolute Adjusted EBITDA. For example, since absolute Revenue is weighted at 15 percent, a threshold payout at 15 percent would result in weighted performance achievement of 7.5 percent (or one-half of 15 percent). Minimum performance in at least one objective is required to fund an MIP award pool.

The amount shown in the "Maximum" column was the possible payout for each NEO based on maximum Company performance achievement of 200 percent.

Estimated Future Payouts under Equity Incentive Plan Awards

These columns show the threshold, target and maximum payouts under the 2021-2023 PSP.

The amount shown in the "Threshold" column is the number of shares each NEO would receive if the Company achieved only the minimum performance level required in one of the following performance metrics: absolute Adjusted ROIC and relative TSR. For example, since relative TSR is weighted at 50 percent, a threshold payout at 25 percent would result in weighted performance achievement of 12.5 percent (or one-half of 25 percent).

The amount shown in the "Maximum" column is the possible number of shares each NEO would receive based on maximum Company performance of 200 percent.

Grant Date Fair Value of Stock Awards

The amounts shown in this column reflect the grant date fair value of the awards granted to each NEO under the 2020-2022 PSP computed in accordance with FASB ASC Topic 718 based on the probable satisfaction of the performance conditions at January 1, 2020 for such awards (i.e., 100 percent of target). For the absolute Adjusted ROIC component of the awards, the grant date fair value is based on the closing price of our common stock on the trading day immediately preceding the grant date. Valuing relative TSR is more complicated because the value must take into account the probable payout of the 2020-2022 PSP based on our expected future performance relative to the other companies in our TSR Peer Group. The market value of the TSR component is based on a Monte Carlo simulation as prescribed by FASB ASC Topic 718.

The amount ultimately paid to PSP participants may or may not be the same amount as the value shown in the table due to two factors: (1) the ultimate number of shares paid to our PSP participants will vary based on the relative performance of the Company to the other companies in our TSR Peer Group; and (2) the value of the PSP award received by each participant is based on the fair value of the Company's stock as of the effective date of the payment.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2021

Impact of 2021 Spin-off on Outstanding Equity Awards

As a result of the Sylvamo spin-off transaction, on October 1, 2021, holders of vested and unrestricted shares of our stock received Sylvamo shares as a dividend on those shares. However, holders of unvested or restricted equity-based compensation awards (i.e., unvested or restricted portions of PSP awards and/or RSA/RSU awards, including unvested/restricted director equity awards) were not entitled to receive Sylvamo shares, and therefore the value of those equity awards declined by the value of Sylvamo stock distributed to our shareowners.

Because the value of those unvested/restricted awards were diluted by the Transaction, Section 15.1 of the Company's Incentive Compensation Plan requires a favorable adjustment to those awards to offset this dilution in value and to preserve the pre-spin-off value of the awards. For this reason, an anti-dilution adjustment was made and the impact of such adjustment to each NEO is reflected in the footnotes to the following table.

The following table shows the outstanding equity awards held by our NEOs as of December 31, 2021.

Name	Stock Awards	
	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
M.S. Sutton	735,713[2]	34,563,797
T.S. Nicholls	190,492[3]	8,949,314
S. R. Ryan	135,482[4]	6,364,944
G.T. Wanta	108,266[5]	5,086,337
T.J. Plath	68,441[6]	3,215,358
JM Ribiéras	77,766[7]	3,653,447
W.M. Amick, Jr.	40,299[8]	1,893,247

(1) The market value is calculated based on the closing price of our common stock on December 31, 2021, of $46.98.

(2) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 230,198 units awarded under the 2019-2021 PSP, (ii) 208,208 units awarded under the 2020-2022 PSP, (iii) 196,683 units awarded under the 2021-2023 PSP, (iv) 39,076 units for the anti-dilution adjustment related to the spin-off of Sylvamo, and (v) 61,548 reinvested dividends on those units. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP and under the 2021-2023 PSP assume vesting at the 100% performance level.

(3) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 55,470 units awarded under the 2019-2021 PSP, (ii) 56,192 units awarded under the 2020-2022 PSP, (iii) 53,081 units awarded under the 2021-2023 PSP, (iv) 10,119 units for the anti-dilution adjustment related to the spin-off of Sylvamo, and (v) 15,630 reinvested dividends on those units. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP and under the 2021-2023 PSP assume vesting at the 100% performance level.

(4) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 38,829 units awarded under the 2019-2021 PSP, (ii) 35,120 units awarded under the 2020-2022 PSP, (iii) 33,176 units awarded under the 2021-2023 PSP, (iv) 6,592 units for the anti-dilution adjustment related to the spin-off of Sylvamo, (v) 10,381 reinvested dividends on those units, and (vi) 11,384 shares (include reinvested dividends) related to a restricted stock award that will vest on February 28, 2022. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP and under the 2021-2023 PSP assume vesting at the 100% performance level.

(5) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 32,173 units awarded under the 2019-2021 PSP, (ii) 31,106 units awarded under the 2020-2022 PSP, (iii) 30,332 units awarded under the 2021-2023 PSP, (iv) 5,751 units for the anti-dilution adjustment related to the spin-off of Sylvamo, and (v) 8,904 reinvested dividends on those units. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP and under the 2021-2023 PSP assume vesting at the 100% performance level.

(6) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 18,860 units awarded under the 2019-2021 PSP, (ii) 20,069 units awarded under the 2020-2022 PSP, (iii) 20,380 units awarded under the 2021-2023 PSP, (iv) 3,636 units for the anti-dilution adjustment related to the spin-off of Sylvamo, and (v) 5,496 reinvested dividends on those units. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP and under the 2021-2023 PSP assume vesting at the 100% performance level.

(7) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 37,720 units awarded under the 2019-2021 PSP, (ii) 23,150 units awarded under the 2020-2022 PSP, (iii) 9,744 units awarded under the 2021-2023 PSP, (iv) 4,132 units for the anti-dilution adjustment related to the spin-off of Sylvamo, and (v) 3,020 reinvested dividends on those units. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP and under the 2021-2023 PSP assume vesting at the 100% performance level.

(8) The amount shown includes the following units of restricted stock that remained subject to open PSP performance periods as of December 31, 2021: (i) 25,074 units awarded under the 2019-2021 PSP, (ii) 12,045 units awarded under the 2020-2022 PSP, (iii) 2,141 units for the anti-dilution adjustment related to the spin-off of Sylvamo, and (iv) 1,039 reinvested dividends on those units. The units awarded under the 2019-2021 PSP ultimately vested at the 57% level based on performance over this period as described in this CD&A (but are reflected at the 100% level in the chart set forth above in light of the fact that such units had not vested as of December 31, 2021). In addition, the number of units reflected in the chart above for the units awarded under the 2020-2022 PSP assume vesting at the 100% performance level.

STOCK VESTED IN 2021

The following table shows the value received upon the vesting in 2021 of shares previously awarded under our PSP and restricted stock programs as described in our CD&A.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
M.S. Sutton	178,819	8,409,841
T.S. Nicholls	46,206	2,173,054
S.R. Ryan	32,345	1,521,170
G.T. Wanta	23,103	1,086,536
T.J. Plath	14,324	673,661
JM Ribiéras	28,115	1,322,227
W.M. Amick, Jr.	24,952	1,173,514

(1) Amounts shown represent shares (including shares acquired in respect of reinvested dividends) under the PSP awards that vested on February 8, 2021.

(2) Amounts shown represent the value of the vested shares based on our closing stock price on the date immediately preceding the vesting date of the award: $47.03 for each PSP share.

PENSION BENEFITS IN 2021

The following table shows the present value of benefits payable to our NEOs under our Retirement Plan, Pension Restoration Plan, or SERP at December 31, 2020 and December 31, 2021. The change in the present value of the accrued benefit is shown in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for 2021.

All of our NEOs are eligible for a benefit calculated under the Retirement Plan formula. The NEOs are also eligible for a benefit that is calculated under the Pension Restoration Plan formula. Mr. Sutton, Mr. Nicholls and Ms. Ryan are also eligible for a benefit calculated under the SERP formula. We amended the SERP to comply with IRC Section 409A, effective January 1, 2008. As amended, the portion of the benefit that is earned prior to SERP eligibility is paid under the Pension Restoration Plan, and the portion earned following SERP eligibility is paid from the SERP. Messrs. Wanta, Plath, Ribiéras, and Amick are not eligible for a SERP benefit as they did not meet the eligibility requirements prior to the date the SERP was closed to new participants, on January 1, 2012.

Name	Plan Name	Number of Years of Credited Service in 2020 (#)	12/31/2020 Present Value of Accumulated Benefit ($)[1]	Payments During Fiscal Year 2021 ($)[2]	12/31/2021 Present Value of Accumulated Benefit ($)[3]
M.S. Sutton	Retirement Plan	34.58	2,347,527		2,295,202
	Pension Restoration Plan	34.58	1,409,468		1,378,052
	SERP	34.58	31,588,257		32,143,626
	Total		35,345,252		35,816,880
T.S. Nicholls	Retirement Plan	27.25	1,814,982		1,774,527
	Pension Restoration Plan	27.25	906,989		886,773
	SERP	27.25	9,581,620		9,750,079
	Total		12,303,591		12,411,379
S.R. Ryan	Retirement Plan	30.50	2,214,606		2,064,711
	Pension Restoration Plan	30.50	991,529		924,418
	SERP	30.50	7,902,964		7,598,071
	Total		11,109,099		10,587,200
G.T. Wanta	Retirement Plan	27.67	1,705,990		1,649,556
	Pension Restoration Plan	27.67	2,876,448		2,781,295
	SERP	—	—		—
	Total		4,582,438		4,430,851
T.J. Plath	Retirement Plan	27.58	1,750,319		1,699,497
	Pension Restoration Plan	27.58	2,302,175		2,235,330
	SERP	—	—		—
	Total		4,052,494		3,934,827
JM Ribiéras[4]	Retirement Plan	13.83	885,300		—
	Pension Restoration Plan	13.83	2,564,361		—
	SERP	—	—		—
	Total		3,449,661		—
W.M. Amick, Jr.	Retirement Plan	28.08	1,798,178	60,167	1,722,444
	Pension Restoration Plan	28.08	4,588,928	328,709	4,201,438
	SERP	—	—		—
	Total		6,387,106	388,876	5,923,882

(1) The calculation of the present value of accumulated benefits as of December 31, 2020, assumes a discount rate of 2.60 percent for annuity payments and deferral periods. Lump sum payment calculations are based on the lower of the December 2020 municipal bond rate of .88 percent, or the locked-in rate elected by the NEO, if applicable. The calculation further assumes benefit commencement at the earliest age at which the NEO would be entitled to an unreduced benefit (the earlier of age 61 and completion of 20 years of service or age 62 and completion of 10 years of service). For individuals who are already eligible for an unreduced benefit, we use their age as of the end of the fiscal year.

(2) Mr. Amick left the Company on March 31, 2021 and commenced his Retirement Plan and Restoration Plan annuities effective April 1, 2021. The 12/31/21 present values are based on his actual elected annuities, a 2.90 percent valuation discount rate and Company specific, generational mortality assumption.

(3) With the exception of the benefits for Mr. Amick described in footnote (2), the calculation of the present value of accumulated benefits as of December 31, 2021, assumes a discount rate of 2.90 percent for annuity payments and deferral periods. Lump sum payment calculations are based on the lower of the December 2021 municipal bond rate of 0.93 percent, or the locked-in rate elected by the NEO, if applicable. The assumptions regarding the benefit commencement date are the same as described in footnote (1).

(4) As a result of the spin-off, Mr. Ribiéras's benefits under the Retirement Plan and Restoration Plan were transferred to the Sylvamo Pension Plan and Sylvamo Restoration Plan on October 1, 2021.

Narrative to Pension Benefits Table

Retirement Plan of International Paper Company

Our Retirement Plan is a funded, tax-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. U.S. employees hired on or after July 1, 2004, are eligible for a Company-paid Retirement Savings Account contribution to our Salaried Savings Plan and Deferred Compensation Savings Plan in lieu of participation in the Retirement Plan. All of our NEOs were hired prior to July 1, 2004, and thus are eligible to participate in the Retirement Plan.

We calculate the benefit under the Retirement Plan at the rate of 1.67% of the participant's average pensionable earnings received over the highest five consecutive calendar years of the last 10 calendar years, multiplied by his or her years of service, then reduced by a portion of Social Security benefits. We include as pensionable earnings the participant's base salary plus MIP awards that were not deferred, up to the maximum limit set by the IRS.

International Paper Company Pension Restoration Plan for Salaried Employees

Our supplemental retirement plan for our salaried employees is an unfunded, non-qualified plan that covers all U.S. salaried employees hired prior to July 1, 2004. This plan augments our Retirement Plan by providing retirement benefits based on compensation that is greater than the limits set by the IRS. We include as eligible compensation under this plan the participant's base salary plus MIP awards, including amounts deferred. All of our NEOs were hired prior to July 1, 2004, and thus are eligible to participate in the Pension Restoration Plan.

We calculate the benefit under the Pension Restoration Plan in the same manner as the Retirement Plan and then reduce the benefit by the amount payable under the Retirement Plan.

The International Paper Company Unfunded Supplemental Retirement Plan for Senior Managers

Our SERP is an alternative retirement plan available to certain senior executives, including the NEOs (other than Mr. Ribiéras, Mr. Wanta, Mr. Plath and Mr. Amick). The SERP was closed to new participants effective January 1, 2012. SERP benefits vest once the participant reaches age 55 and has completed five years of service. The normal form of payment is a lump sum. We calculate benefits under the SERP at the same rate as our Retirement Plan and Pension Restoration Plan. Participants are eligible to receive a lump sum payment of the benefit earned for service after becoming eligible in the SERP; the benefit earned prior to SERP eligibility remains payable as an annuity. Benefits are payable under the SERP on the later of the participant's retirement date or the date six months following separation from service. We define "retirement date" as the date the participant reaches the earlier of age 55 with 10 years of service or age 65 with five years of service.

A participant who has announced retirement at least 12 months in advance has the right to lock in a discount rate used to determine the amount of the lump sum payment based on the average for the month in which they choose to lock in. All NEOs who are eligible for a SERP benefit have locked in the discount rate under this provision.

Policies with Regard to Granting Additional Years of Service

Our change-in-control agreements described elsewhere in this proxy statement provide additional years of age and service to be added to the calculation of retirement benefits in the event of a qualifying termination of each NEO's employment following a change in control. The change-in-control agreements for Mr. Sutton, Mr. Nicholls and

Ms. Ryan provide three additional years of age and service. The change-in-control agreements for Mr. Wanta and Mr. Plath provide two additional years of age and service. As of December 31, 2021, neither Mr. Ribiéras nor Mr. Amick were an employee of the Company, and therefore no longer had a change-in-control agreement with the Company.

Eligibility for Early Retirement Benefits

Normal retirement under our Retirement Plan and Pension Restoration Plan is age 65.

Participants, including the NEOs, are eligible for early retirement under the Retirement Plan, the Pension Restoration Plan and the SERP at age 55 with 10 years of service. However, a participant's accrued benefit is reduced by 4% for each year that the participant retires before reaching age 62. Eligible active employees may receive an unreduced benefit once they reach age 61 and have completed at least 20 years of service. All NEOs are eligible for early retirement; their benefit would be reduced based on age and years of service.

Pension Change

In February 2014, the MDCC approved changes to the Retirement Plan, the Pension Restoration Plan and the SERP such that credited service and compensation were capped effective December 31, 2018, for salaried employees, including the NEOs. For service after this date, employees affected by the freeze will receive Retirement Savings Account contributions, as described in greater detail below.

NON-QUALIFIED DEFERRED COMPENSATION IN 2021

The following table shows contributions in 2021 by the Company and each of our NEOs to the DCSP, which is our non-qualified deferred compensation plan, and each NEO's DCSP account balance as of December 31, 2021.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)[4]	Aggregate Balance at Last Fiscal Year End ($)[5]
M.S. Sutton	96,769	270,822	314,823	—	4,567,638
T.S. Nicholls	121,700	147,420	96,922	—	2,281,221
S.R. Ryan	77,288	104,339	148,059	—	2,577,652
G.T. Wanta	202,598	86,116	750,913	—	6,807,212
T.J. Plath	60,864	82,166	38,649	—	808,079
JM Ribiéras	76,263	91,516	103,463	2,065,278	—
W.M. Amick, Jr.	6,625	19,184	335,995	—	2,643,356

(1) These amounts are included in the "Salary" column of the Summary Compensation Table for 2021 for each NEO.

(2) These amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2021 for each NEO.

(3) These amounts are not included in the Summary Compensation Table because they are not "preferential or above-market earnings."

(4) Mr. Ribiéras's balance in the DCSP was transferred to the Sylvamo Deferred Compensation Savings Plan on October 1, 2021.

(5) Of the amounts shown in this column, the following amounts were included in the "Salary" column of the Summary Compensation Table for prior years as follows: Mr. Sutton: $731,691 was included for the periods of 2011 and 2013-2020; Mr. Nicholls: $612,420 was included for the period 2010-2020; Ms. Ryan: $399,832 was included for the periods of 2012 and 2016 - 2020; Mr. Wanta: $232,050 was included for 2017 and 2020; Mr. Ribiéras: $305,765 was included for the periods of 2014 and 2018-2020 and Mr. Amick: $84,060 was included for 2015.

Narrative to Non-Qualified Deferred Compensation Table

The DCSP allows participants to save for retirement by deferring up to 85% of eligible cash compensation, which includes base salary and MIP awards. Participants may contribute to the DCSP after deferring either the maximum pre-tax amount or total pre-tax and after-tax amount to the 401(k) plan or after reaching the IRS compensation limit for that year. The Company credits matching contributions equal to 70% of the participant's contributions up to 4% of compensation, plus 50% of contributions up to an additional 4% of compensation. The Company also credits Retirement Savings Account Contributions to each NEO's account. These contributions are equal to a percentage of eligible compensation based on the NEO's age at the date the contribution is made. All NEOs received RSA contributions in an amount equal to 6% of their eligible compensation.

For 2021, NEO contribution amounts were as follows: Mr. Sutton contributed 8% of base salary, Mr. Nicholls contributed 10% of base salary and 8% of MIP award, Ms. Ryan contributed 8% of all eligible cash compensation, Mr. Wanta contributed 25% of base salary and 20% of MIP award, Mr. Plath contributed 8% of all eligible cash compensation, Mr. Ribiéras contributed 9% of all eligible cash compensation, and Mr. Amick contributed 15% of base salary. As a result of the varying contribution amounts, the actual amounts deferred and the Company's resulting matching contribution will vary for each NEO.

Participant contributions are credited with earnings (or losses) based on the participant's choice of investment fund equivalents. Investment fund equivalents match the investment returns of the funds available in the 401(k) plan. Investment elections may be changed daily subject to securities laws restrictions. Differences in earnings reported in the "Non-Qualified Deferred Compensation" table above, are based on the individual participant's investment elections.

Participants are fully vested in their contributions at all times. Amounts contributed by the Company become vested upon completing three years of service, reaching age 65, death, disability, termination of employment as a result of the permanent closing of the participant's facility, or eligibility for severance under the Salaried Employee Severance Plan.

Participant accounts are divided into contribution accounts for amounts deferred prior to January 1, 2005, and contribution accounts for amounts deferred after January 1, 2005. Distributions of amounts contributed on or after January 1, 2005, may only be made in the event of termination of employment, death, disability or through an in-service distribution at a date elected during the initial enrollment period. Participants must elect their distribution form of payment in an initial deferral election, which may only be changed under a subsequent distribution election that meets the requirements under IRC Section 409A. In the event no election has been made, the participant will receive a lump-sum form of payment. In-service withdrawals are limited to unforeseeable emergencies.

As a result of the spin-off, Mr. Ribiéras's DCSP account was transferred to the Sylvamo DCSP as of its value on September 30, 2021.

POST-EMPLOYMENT TERMINATION BENEFITS

The disclosure below sets forth potential payments and/or benefits that would be provided to our named executive officers (other than Mr. Ribiéras, whose employment with the Company terminated effective September 30, 2021, and Mr. Amick, whose employment with the Company terminated effective March 31, 2021) in various employment termination scenarios assuming that the termination of such named executive officer occurred on December 31, 2021. In addition, the actual payments made to (1) Mr. Ribiéras, in connection with and following his termination of employment from the Company effective September 30, 2021, to serve as Chairman and Chief Executive Officer of Sylvamo Corporation following the spin-off, are set forth on page 73 and (2) Mr. Amick, in connection with and following his departure from the Company effective March 31, 2021, are set forth on pages 74 and 84.

Potential Payments Upon Death or Disability

The Company provides to our NEOs the following benefits in the event of death or disability, which are also available to all of our U.S. salaried employees. Upon reaching age 65, the disabled individual is covered under our retirement programs, if eligible, as described above. We provide the following disability benefits:

- Long-term disability income benefit equal to 60 percent of base salary plus the employee's average MIP during the last three calendar years; and

- Continuation of medical and life insurance coverage.

The Company provides the same benefits to the beneficiary of an SLT member (including a NEO) upon death as are available to our U.S. salaried employees, with two additional benefits:

- Executive supplemental life insurance, which is described earlier in this Section 6 of this proxy statement. This benefit was closed to new participants effective January 1, 2008, and thus only two SLT members (both of them NEOs) have this benefit; and

- If the SLT member is eligible for the SERP and has completed five years of vesting service at the time of death, an amount equal to 50% of the SLT member's SERP benefit is payable to a surviving spouse.

In the event of disability or death, PSP awards are prorated based upon the number of months the participant worked during the performance period, and are paid at the end of the three-year performance period based on actual Company performance. Service-based restricted stock awards also become vested upon death or disability.

Potential Payments Upon Retirement

The following table presents the potential payments to our NEOs (other than Mr. Ribiéras who left the Company on September 30, 2021 and Mr. Amick who left the Company on March 31, 2021), assuming that they retired at the end of 2021.

Name	Retirement Plan Annuity ($)	Pension Restoration Plan Annuity ($)	TOTAL Annuity ($)[1]	Lump Sum Pension Payment ($)[2]	Vesting of Equity ($)[3]
M.S. Sutton	132,591	79,608	212,199	31,242,243	7,643,881
T.S. Nicholls	102,512	51,228	153,740	9,476,664	2,063,033
S.R. Ryan	122,712	54,941	177,653	7,598,071	1,289,413
G.T. Wanta	88,394	149,039	237,433	—	1,158,010
T.J. Plath	94,127	123,804	217,931	—	760,841

(1) Amounts shown in this column are the annual annuity benefits payable from the tax-qualified Retirement Plan and from the Pension Restoration Plan as of December 31, 2021.

(2) Lump sum payment calculations are based on the lower of the December 2021 municipal bond rate of 0.93 percent, or the locked-in rate elected by the NEO, if applicable. Additional information regarding the calculation of benefits may be found following the "Pension Benefits" table.

(3) Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2021, of the prorated portions of the 2020-2022 PSP and 2021-2023 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2019-2021 PSP award, which has a performance period ending on December 31, 2021, which is not shown here.

Potential Payments Upon Involuntary Termination Without Cause

The following table represents all amounts that would be payable to our NEOs (other than Mr. Ribiéras who left the Company on September 30, 2021 and Mr. Amick who left the Company on March 31, 2021), in the event of involuntary termination without cause, including earned pension amounts not payable as a result of the termination, assuming that the termination occurred at the end of 2021.

Name	Years of Credited Service (#)	Lump Sum Severance Payment ($)[1]	Lump Sum Pension Payment ($)[2]	TOTAL Benefit at Termination ($)[3]	Vesting of Equity ($)[4]	Value of Continued Benefits ($)[5]	TOTAL Pension Annuity ($)[6]
M.S. Sutton	38	4,851,001	31,242,243	36,093,244	7,643,881	151,504	212,199
T.S. Nicholls	31	1,936,977	9,476,664	11,413,641	2,063,033	81,504	153,740
S.R. Ryan	34	1,611,100	7,598,071	9,209,171	1,289,413	76,504	177,653
G.T. Wanta	31	1,220,153	—	1,220,153	1,158,010	59,004	237,433
T.J. Plath	31	1,264,923	—	1,264,923	760,841	61,504	217,931

(1) The amounts shown in this column reflect estimated amounts under the Salaried Employee Severance Plan formula of two weeks' salary for each year or partial year of service. Amounts shown also include the following benefits to which the NEO would be entitled: (i) unused current year vacation pay; (ii) 2022 earned vacation pay; and (iii) MIP award for 2021. We do not gross-up severance benefits.

(2) Amounts shown in this column are the lump sum benefit payable under the SERP. The methodology used to calculate the lump sum benefit can be found in footnote 2 to the "Potential Payments Upon Retirement" table above.

(3) Amounts shown in this column reflect the sum of the amounts in the previous two columns payable to the NEO upon termination.

(4) Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2021, of the prorated portions of the 2020-2022 PSP and 2021-2023 PSP, including reinvested dividends, that would be paid at the end of the performance period. In addition, the NEO would receive the 2019-2021 PSP award, which has a performance period ending on December 31, 2021, which is not shown here.

(5) Amounts shown in this column reflect the cost of (i) six months of continued medical, dental and Employee Assistance Program coverage and (ii) executive outplacement services. Since all NEOs are eligible for early retirement, the amounts also include a $3,000 Health Reimbursement Account contribution made by the Company on behalf of the employee and if applicable, an additional $3,000 for the spouse of the employee.

(6) Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2021. All NEOs are eligible for Early Retirement as of December 31, 2021.

Potential Payments Upon Involuntary Termination With Cause

The following table represents all amounts that would be payable to our NEOs (other than Mr. Ribiéras, who left the Company on September 30, 2021, and Mr. Amick, who left the Company on March 31, 2021), in the event of an involuntary termination with cause, including earned pension amounts not payable as a result of the termination, assuming that the termination occurred at the end of 2021.

An executive officer who is terminated with cause would not be eligible for the severance benefits included in the previous table, other than vacation pay. Further, the executive officer would lose outstanding equity awards under the PSP or other restricted stock grants, and not be eligible for payment of an MIP award.

Name	Years of Credited Service (#)	Unused/ Earned Vacation Pay ($)[1]	Lump Sum Pension Payment ($)[2]	TOTAL Benefit at Termination ($)[3]	Pension Annuity ($)[4]
M.S. Sutton	38	334,616	31,242,243	31,576,859	212,199
T.S. Nicholls	31	173,076	9,476,664	9,649,740	153,740
S.R. Ryan	34	150,000	7,598,071	7,748,071	177,653
G.T. Wanta	31	121,154	—	121,154	237,433
T.J. Plath	31	126,924	—	126,924	217,931

(1) The amounts shown in this column represent unused 2021 vacation pay and 2022 earned vacation pay.

(2) The amounts shown in this column represent the lump sum benefit payable under the SERP.

(3) Amounts shown in this column represent the sum of columns (1) and (2) payable to the NEO upon termination.

(4) Amounts shown in this column are the annual annuity benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2021. All NEOs were eligible for Early Retirement as of December 31, 2021.

Potential Payments Upon Qualifying Termination After Change in Control

The following table represents amounts that would be payable to our NEOs (other than Mr. Ribiéras who left the Company on September 30, 2021 and Mr. Amick who left the Company on March 31, 2021), upon termination of employment without cause (including by the NEO for "good reason") within two years following a change in control of the Company on December 31, 2021.

Name	Lump Sum Severance Payment ($)[1]	Lump Sum Pension Payment ($)[2]	Value of Continued Benefits ($)[3]	TOTAL Cash-Based Award ($)	Accelerated Vesting of Equity ($)[4]	TOTAL Pre-Tax Benefit ($)[5]	Pension Annuity ($)[6]
M.S. Sutton	2,417,680	37,004,857	34,565	39,457,102	21,459,697	60,916,799	212,199
T.S. Nicholls	3,144,346	11,871,258	34,565	15,050,168	5,791,663	20,841,832	153,740
S.R. Ryan	3,112,244	8,716,573	34,565	11,863,382	3,619,802	15,483,184	177,653
G.T. Wanta	2,000,000	4,718,930	23,043	6,741,974	3,254,873	9,996,847	88,394
T.J. Plath	1,930,000	3,803,637	23,043	5,756,680	2,142,305	7,898,986	94,127

(1) Amounts shown in this column reflect a change in control severance payment of multiple of the sum of (i) base salary and (ii) target MIP for 2021, which would be paid in the event of termination of employment without cause, including voluntary termination for limited situations that meet the definition of "good reason," as described below. For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the severance payment is three times the sum of the amounts described above. For Mr. Plath and Mr. Wanta, the severance payment is two times the sum of the amounts described above. For Mr. Sutton, Ms. Ryan and Mr. Nicholls, this amount has been reduced to reflect application of the "best net" approach described following this table.

(2) For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown represents the SERP benefit with an additional three years of age and service. For Mr. Plath and Mr. Wanta, the amount shown represents the Pension Restoration Plan formula with an additional two years of age and service.

(3) Amounts shown in this column reflect the cost of continued medical and dental benefits for three years following termination of employment (two years for Mr. Plath and Mr. Wanta).

(4) Amounts shown in this column reflect the dollar value, based on the closing price of our common stock on December 31, 2021, of the vesting of (i) outstanding 2020-2022 PSP awards, including reinvested dividends, based on actual Company performance through December 31, 2020, (ii) outstanding 2021-2023 PSP awards including reinvested dividends, based on target performance, and (iii) outstanding service-based restricted stock awards, if any. In addition, the NEO would receive the 2019-2021 PSP award, which has a performance period ending on December 31, 2021, but is not included in the amount shown here.

(5) Amounts shown in this column represent the total of the cash amounts payable as well as the value of accelerated vesting of equity.

(6) For Mr. Sutton, Mr. Nicholls and Ms. Ryan, the amount shown represents the annual benefits payable from the Retirement Plan and the Pension Restoration Plan as of December 31, 2021. For Mr. Plath and Mr. Wanta, the amount shown represents the annual benefit payable from the Retirement Plan as of December 31, 2021.

Narrative to Potential Payments Upon Qualifying Termination After Change in Control Table

The Company has entered into change-in-control agreements with certain executives that provide severance and other benefits in the event of a change in control of the Company. Our Board believes that maintaining change-in-control agreements is a sound business practice that protects shareowner value prior to, during and after a change in control, and allows us to recruit and retain top executive talent. Our program is available only to the SLT, except for those vice presidents grandfathered in the program as of February 2008.

We believe this program aligns executive and shareowner interests by enabling leaders of the Company to focus on the interests of shareowners and other constituents when considering a potential change in control, without undue concern for their own financial and employment security.

As part of its ongoing oversight of this program, the Board modified it in 2010 to eliminate the excise tax gross-up provision, replacing it with a "best net" calculation. Under this "best net" approach, the Company will, prior to making any payments, perform a calculation comparing:

- the net benefit after payment of excise tax by the executive that would be applied, and
- the net benefit if the payment had been limited to the extent necessary to avoid the imposition of an excise tax.

This comparison will determine the higher net benefit payable under the agreement. This change reflects a good governance practice in the marketplace, and all of our change-in-control agreements (including with NEOs) include a "best net" provision as set forth above. **In no event will the Company pay for excise taxes.**

In 2013, the MDCC and the Board approved and required our officers to sign amended change-in-control agreements. These amended change-in-control agreements, and all new change-in-control agreements entered into since 2013, provide for double-trigger acceleration of equity-award vesting upon a change in control when the acquiring company provides replacement awards as substitution for outstanding equity awards. Previously, the agreements provided for single-trigger equity-award vesting upon a change in control in all circumstances. The double trigger requires both a change in control and a qualifying termination of employment (i.e., involuntary termination without cause or departure for "good reason") for the vesting of equity awards to accelerate. This treatment is widely recognized as a good governance practice, as it prevents officers from receiving an automatic windfall in the event of a change in control. It also serves as an incentive for the officers to continue with the Company through and after a change in control in order to receive the benefit of their unvested equity awards. In addition, benefits are not payable unless an irrevocable release of any employment-related claims is signed.

As shown in greater detail in the above table, our change-in-control agreements provide the following benefits to NEOs only if there has been both a change in control of the Company and a qualifying termination of employment, i.e., they are terminated without cause by the new employer or the employee departs for "good reason" within two years of the change in control ("double-trigger" benefits):

- Cash severance payment equal to three times the sum of base salary plus target MIP (two times for Mr. Wanta and Mr. Plath);
- Prorated MIP for the year of termination of employment (based on target achievement if the employee is terminated in the same year as the change in control, or based on actual achievement if the employee is terminated in the year following the change in control and the MIP payment has not yet been made);
- SERP participants will receive their benefit calculated under the SERP that would be paid absent a change in control, but with three additional years of service and age. Mr. Wanta and Mr. Plath will receive their benefit calculated under the Pension Restoration Plan formula that would be paid absent a change in control, but with two additional years of service and age.
- Medical and dental insurance for three years (two years for Mr. Wanta and Mr. Plath); and
- Where replacement awards are provided in substitution for outstanding equity awards upon the change in control, all such replacement awards vest and become unrestricted.

Beginning in 2012, for change-in-control agreements with future non-CEO SLT members, the cash severance payment multiple has been reduced to two times (from three times) the sum of base salary plus target MIP, and the additional years of pension credit and the benefit continuation period have been reduced to two years (from three years). Since Mr. Wanta and Mr. Plath became SLT members after 2012, the multiple in their change-in-control agreements is two times as set forth above.

A "change in control" is defined in our agreements as any of the following events:

- Acquisition of 30 percent or more of the Company's stock;
- Change in the majority of the Board of Directors within two consecutive years, unless two-thirds of the directors in office at the beginning of the period approved the nomination or election of the new directors;
- Merger or similar business combination;
- Sale of substantially all of the Company's assets; or
- Approval by our shareowners of a complete liquidation or dissolution of the Company.

The lump sum cash severance benefit shown above is payable only in the event of termination of employment without cause within two years following a change in control. This includes voluntary resignation only in limited situations that meet the definition of "good reason," listed below. Under no circumstance will an executive receive a cash severance benefit under the agreement if he or she leaves voluntarily other than for "good reason," which is defined as:

- The assignment to the executive of duties inconsistent with his or her position or a substantial decrease in responsibilities;
- Reduced annual base salary;
- Elimination of a material compensation plan (including the MIP, PSP or SERP) or a change in the executive's participation on substantially the same basis;
- Elimination of substantially similar pension or welfare plans (except for across-the-board reductions of such benefits for executives), or a material reduction of any fringe benefit, or failure to provide the same number of vacation days;
- Failure by the Company to secure an agreement by the successor to assume the change-in-control agreement;
- Any other termination without sufficient notice; or
- Relocation more than 50 miles from place of work.

Currently, the following benefits are payable upon a change in control and do not require termination of employment:

- Where replacement awards (as defined in the change-in-control agreements) are not provided in substitution for outstanding equity awards upon the change in control, all equity awards vest and become unrestricted, as follows:

  1. All PSP shares vest and the full value of all PSP awards is paid for all performance periods (including those not yet completed) based on (a) target performance if the change in control occurs during the first year of the performance period, and (b) actual performance measured through the date of the change in control if it occurs on or after the first year of the performance period;
  2. Service-based restricted stock awards vest and become unrestricted; and

We have offered these limited single-trigger benefits for the purpose of:

- Maintaining our competitiveness in attracting and retaining executive talent;
- Ensuring that our executives receive the benefit of their efforts prior to a change in control and are not penalized with a loss of equity compensation; and
- Further aligning the interests of our executives with our shareowners, since the risk of losing equity compensation could create a conflict of interest for our executives if the Company were pursuing a change in control transaction.

In light of the difficulty in determining relative performance achievement in our PSP following a change in control of the Company, we provide for payment of PSP awards as described above. Further, in light of the seniority of our covered executives, and their proximity to retirement age, we believe that increasing their pension protection provides appropriate retirement security in their employment following a change in control.

CEO Pay Ratio

International Paper is one of the world's leading producers of corrugated packaging and pulp, with 37,301 employees globally (as of October 1, 2021, after the spin-off of Sylvamo Corporation). As expected in a manufacturing business, a significant majority—*approximately 70%*—of our employees are hourly-based employees.

To determine the pay ratio required by Item 402(u) of Regulation S-K, the Company first identified the median employee using our global employee population as of October 1, 2021, which included all global full-time, part-time, temporary, and seasonal employees who were employed (and not on a leave of absence) on that date. We did not exclude any employees from any countries, and we did not make any cost-of-living adjustments in identifying our median employee. We used a consistently applied compensation measure across our global employee population to calculate the median employee compensation. The consistently applied compensation measure we used was "base salary/wages paid," which we measured from January 1 through September 30, 2021. As noted above, most of our employees work on an hourly basis, and this is true of our median employee. Our median employee is located in the United States and works in a large paper mill in our containerboard mill system.

Once the median employee was identified, we then determined the median employee's annual total compensation using the Summary Compensation Table methodology as detailed in Item 402(c)(2)(x) of Regulation S-K, and compared it to the total compensation of Mr. Sutton, our Chairman and CEO, as detailed in the Summary Compensation Table for 2021, to arrive at the pay ratio disclosed below.

- Our CEO's 2021 compensation was $15,228,707, of which 3.1% was due to a change in pension value of $471,628.
- Our median employee's 2021 compensation was $88,581 of which 10.2% was due to a change in pension value of $9,013.

Our CEO to Median Employee Pay Ratio is 172:1.

Our pension plans were frozen for all salaried employees as of December 31, 2018. Therefore, Mr. Sutton's actual accrued pension benefit did not change in 2021. However, his Change in Pension Value disclosed in the Summary Compensation Table fluctuates from year-to-year, reflecting annual changes in the underlying discount rates, the mortality tables and his age. For this reason, we have also calculated our pay ratio excluding the change in pension value for both Mr. Sutton and our median employee, and the resulting ratio is 185:1.



Ownership of Company Stock

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth contains information concerning beneficial ownership of our common stock by persons known to us to own more than 5 percent of our common stock outstanding as of March 10, 2022, the record date for our 2021 annual meeting.

Name and Address of Beneficial Owner	Shares of Stock Beneficially Owned (#)	Percentage of Common Stock Outstanding (%)
The Vanguard Group[1]	45,092,319	12.0
BlackRock, Inc.[2]	31,451,662	8.4
T. Rowe Price Associates, Inc.[3]	26,103,244	6.9
State Street Corporation[4]	24,180,390	6.5

(1) The address of The Vanguard Group ("Vanguard") is 100 Vanguard Blvd., Malvern, PA 19355. We have relied upon information supplied by Vanguard in a Schedule 13G/A filed with the SEC on February 9, 2022. According to the Schedule 13G/A, Vanguard had shared voting power over 619,908 shares, sole dispositive power over 43,491,379 shares and shared dispositive power over 1,600,940 shares.

(2) The address of BlackRock, Inc. ("BlackRock") is 55 East 52nd Street, New York, NY 10055. We have relied upon information supplied by BlackRock in a Schedule 13G/A filed with the SEC on February 1, 2022. According to the Schedule 13G/A, BlackRock had sole voting power over 28,051,092 shares and sole dispositive power over 31,451,662 shares.

(3) The address of T. Rowe Price Associates, Inc. ("T. Rowe Price") is 100 E. Pratt Street, Baltimore, MD 21202. We have relied upon information supplied by T. Rowe Price in a Schedule 13G/A filed with the SEC on February 14, 2022. According to the Schedule 13G/A, T. Rowe Price had sole voting power over 13,859,847 shares and sole dispositive power over 26,103,244 shares.

(4) The address of State Street Corporation ("State Street") is State Street Financial Center, One Lincoln Street, Boston, MA 02111. We have relied upon information supplied by State Street in a Schedule 13G filed with the SEC on February 14, 2022. According to the Schedule 13G, State Street had shared voting power over 22,403,756 and shared dispositive power over 24,145,337 shares. State Street held shares of common stock of the Company as independent trustee in trust funds for employee savings, thrift and similar employee benefit plans of the Company and its subsidiaries ("Company Trust Funds"). In addition, State Street is trustee for various third-party trusts and employee benefit plans. The common stock held by the Company Trust Funds is allocated to participants' accounts and such stock or the cash equivalent will be distributed to participants upon termination of employment or pursuant to withdrawal rights. For purposes of the reporting requirements of the Exchange Act, State Street is deemed to be a beneficial owner of such securities; however, State Street expressly disclaims that it is, in fact, the beneficial owner of such securities.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned by each of our directors and NEOs, and by all of our directors and executive officers as a group, as of March 10, 2022, the record date for our 2022 annual meeting. No amounts are included for outstanding PSP awards that have not yet been paid. Share and unit numbers are rounded.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Shares of Common Stock Held (#)[1]	Stock Units Owned (#)[2]	Percentage of Class (%)
Non-Employee Directors			
Christopher M. Connor	—	36,924	*
Ahmet C. Dorduncu	28,082	—	*
Ilene S. Gordon	67,936	—	*
Anders Gustafsson	22,392	—	*
Jacqueline C. Hinman	29,049	—	*
Clinton A. Lewis, Jr.	—	33,652	*
DG Macpherson	3,120	3,730	*
Kathryn D. Sullivan	27,496	—	*
Anton V. Vincent	—	6,973	*
Ray G. Young	7,000	61,417	*
Named Executive Officers[3]			
Mark S. Sutton	683,569	2,838	*
Timothy S. Nicholls	115,509	33,553	*
Sharon R. Ryan	99,594	30,350	*
Gregory T. Wanta	62,083	18,920	*
Thomas J. Plath	60,367	6,057	*
All directors and executive officers as a group (18 persons)	1,296,769	272,414	*

* Indicates less than 1 percent of the class of equity securities.

(1) Includes securities over which the individual has, or, with another shares, directly or indirectly, voting or investment power, including ownership by certain relatives and ownership by trusts for the benefit of such relatives.

(2) Represents stock equivalent units owned by our NEOs under the International Paper Company Deferred Compensation Savings Plan or by our directors under the Restricted Stock and Deferred Compensation Plan for Non-Employee Directors. These units will be paid out in cash and are not convertible into shares of common stock. Accordingly, these units are not included as shares of common stock beneficially owned

(3) Does not include Jean-Michel Ribiéras or W. Michael Amick, Jr. who left the Company on September 30, 2021 and March 31, 2021, respectively.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information, as of December 31, 2021, regarding compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)* (#)
Equity compensation plans approved by security holders	—	—	7,662,891
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	7,662,891

* Represents shares remaining available for issuance as of December 31, 2021, under our Amended and Restated 2009 Incentive Compensation Plan.

DELINQUENT SECTION 16(a) REPORTS

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company by our director and executive officer reporting persons and written representations from such persons that no other reports were required, during the fiscal year ended December 31, 2021, all Section 16(a) filing requirements applicable to directors, executive officers and greater than ten percent beneficial owners were complied with by such persons in a timely manner, except for two Form 4 reports filed on August 2, 2021, and August 23, 2021, for Clinton A. Lewis, Jr. in connection with five transactions that were executed by his broker without his knowledge on July 30, 2020, July 15, 2021, July 23, 2021, July 27, 2021 and July 30, 2021.

ITEM 4: SHAREOWNER PROPOSAL CONCERNING AN INDEPENDENT BOARD CHAIR

We expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any shareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not responsible for the contents of this shareowner proposal or any supporting statement.

The shareowner proposal will be approved if a majority of a quorum at the annual meeting is voted *"for"* the proposal. You may vote *"for"* or *"against"* the shareowner proposal, or you may *"abstain"* from voting. *"Abstentions"* will have the same effect as votes against this shareowner proposal because they are considered votes present for purposes of a quorum on the vote. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered "broker non-votes" not entitled to vote with respect to Item 4. Broker non-votes will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

✖ AGAINST

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

Proposal 4 — Independent Board Chairman



Shareholders request that the Board of Directors adopt a policy, and amend the governing documents as necessary in order that 2 separate people *hold* the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board

The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director. The Chairman shall not be a former CEO of the company.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic in 2020. The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

With the current CEO serving as Chair this means giving up a substantial check and balance safeguard that can only occur with an independent Board Chairman.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of the lead director duties to the CEO office and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

The lack of an independent Board Chairman is an unfortunate way to discourage new outside ideas and an unfortunate way to encourage the CEO to pursue pet projects that would not stand up to effective oversight.

It is important to have an independent board chairman now given the flat record of our stock during the past 5-years which way underperformed the bull market. International Paper shareholders would have been better off investing in an index fund.

Please vote yes:
Independent Board Chairman — Proposal 4

POSITION OF YOUR COMPANY'S BOARD OF DIRECTORS

The Board has carefully considered this proposal requesting that the Board separate the roles of Chairman and CEO and appoint an independent Chairman and believes that its adoption would not be in the best interests of the Company or our shareowners in light of our robust corporate governance practices and the other considerations, as outlined below.

The Company and its shareowners are best served by having the flexibility to determine the right leadership structure for the Company at any given point in time.

Our Board believes that the Company and its shareowners are best served by having the flexibility to determine the right leadership structure for the Company at any given point in time, taking into consideration the current business environment and shareowner landscape. In deciding whether an independent Chairman or a Presiding Director is a better model at any particular time, our Board believes that the choice should be contextual rather than mechanical, tailored to the then-present needs and opportunities of the Company. This proposal would inhibit our Board's ability to utilize its experience, knowledge, and insight, together with ongoing feedback from our shareowners, to make well-informed decisions regarding the Board's leadership structure.

Currently, the Board has appointed Mr. Sutton to serve as CEO and as Chairman. The Board believes that, taking into account our existing corporate governance practices as well as the deep experience and institutional knowledge of Mr. Sutton, maintaining the combined position of Chairman and CEO at this time is appropriate by promoting unified leadership and company-wide strategic alignment in connection with executing on the Company's strategy and business plans. The Company is in the midst of a strategic transformation, with our "Building a Better IP" initiatives underway following the Sylvamo spin-off transaction, so continuity in leadership at the top is particularly important at the moment. The Board does recognize the importance of independent oversight of the CEO and management, however, and has instituted structures and practices to enhance such oversight as further outlined below.

Our board leadership structure provides strong, independent Board oversight of management.

Our Board is committed to strong, independent and active Board leadership, and views the provision of independent, objective oversight as central to effective Board governance. Our Board has implemented various practices to ensure that the Board as a whole functions effectively and provides strong independent oversight. These practices include:

- We have diverse, experienced and skilled directors, all of whom are independent other than our CEO.
- Each of our Audit and Finance Committee, Management Development and Compensation Committee, Governance Committee, and Public Policy and Environment Committee is comprised solely of independent directors.
- As part of each regularly scheduled Board meeting, our independent directors meet in executive session without members of management present. They use this opportunity to discuss any matters they deem appropriate, including evaluation of senior management, CEO and management succession, the Company's operating and financial performance, and Board priorities, among others.
- We have active leadership and involvement of our Presiding Director, as described in detail below.
- Our Board continually focuses on its composition and evaluates the skills and qualifications of existing directors and the diversity of their background and experience with the desire for board refreshment, resulting in an average tenure for our directors of approximately five years;

We believe that these practices facilitate strong, independent Board leadership and effective engagement with, and oversight of, management.

The robust role of our Presiding Director obviates the need for a fixed policy requiring our Chairman and CEO to be separate and complements our current leadership structure.

We have a robust, well-defined and transparent Presiding Director framework, and our independent Presiding Director has extensive authorities and responsibilities. The Presiding Director's duties include:

- authority to call meetings of independent directors;
- being available for consultation and direct communications if requested by major shareowners;
- determining a schedule and agenda for regular executive sessions in which independent directors meet without management present, and presiding over these sessions;
- presiding at meetings of the Board of Directors where the Chairman is not present;
- serving as liaison between the Chairman and independent directors;
- approving agendas of the Board and meeting schedules to assure there is ample discussion time;
- approving information sent to the Board; and
- organizing the process for evaluating the performance of the Chairman and CEO not less than annually in consultation with the Management Development and Compensation Committee.

We have many other strong corporate governance practices and mechanisms to ensure accountability, which further renders a fixed policy requiring separation of our Chairman and CEO positions unnecessary.

The Company has a demonstrated commitment to best practices in corporate governance and accountability to our shareowners, which renders a fixed policy requiring a separation of the roles of Chairman and CEO unnecessary. In addition to the factors noted above, these practices include the following:

- the annual election of all directors;
- a majority vote requirement in director elections, with an associated director resignation policy;
- proxy access;
- an active shareowner engagement program, which allows us to better understand our shareowners' priorities, perspectives and concerns;
- shareowner right to act by written consent; and
- shareowner right to call a special meeting.

In addition, our directors, including the Chairman, are bound by fiduciary duties under the law to act in a manner that they believe to be in the best interests of the Company and its shareowners. Requiring that the Chairman not be the CEO would not serve to augment or diminish the fiduciary duties of any director or officer of the Company, and the Board does not believe that a requirement to split the roles would enhance the Board's independence or performance.

Moreover, while we are cognizant that there are differing views and philosophies regarding the optimal leadership structure, there continues to be diversity of practice in relation to the leadership structure utilized by U.S. public companies. This diversity of practice further supports our view that boards of public companies, as a matter of practice, implement different leadership models based on the circumstances impacting their company at any particular time. For example, according to the *2021 U.S. Spencer Stuart Board Index*, only 37% of boards of S&P 500 companies have independent board chairs, and 41% of board chairs of S&P 500 companies are also the current CEOs.

In summary, given the factors noted above, the Board does not believe that a fixed policy requiring the separation of our CEO and Chair positions is in the best interests of our shareowners. Rather, the Board believes that our shareowners' interests are best served when directors have the flexibility to determine the optimal leadership structure, recognizing that no single leadership model is appropriate in all circumstances.

For these reasons, we recommend that you vote **AGAINST** this proposal.

ITEM 5: SHAREOWNER PROPOSAL CONCERNING A REPORT ON ENVIRONMENTAL EXPENDITURES

We expect the following shareowner proposal to be presented at the annual meeting. Upon request, we will promptly provide any shareowner with the name, address and number of shares held by the shareowner making this proposal. The Company is not responsible for the contents of this shareowner proposal or any supporting statement.

The shareowner proposal will be approved if a majority of a quorum at the annual meeting is voted "*for*" the proposal. You may vote "*for*" or "*against*" the shareowner proposal, or you may "*abstain*" from voting. "*Abstentions*" will have the same effect as votes against this shareowner proposal because they are considered votes present for purposes of a quorum on the vote. If you hold your shares in street name, your failure to indicate voting instructions to your bank or broker will cause your shares to be considered "broker non-votes" not entitled to vote with respect to Item 5. Broker non-votes will have the same effect as votes against this proposal because they are considered votes present for purposes of a quorum on the vote.

✖
AGAINST

Our Board of Directors unanimously recommends that you vote AGAINST this proposal.

Greenwashing Audit

Resolved:

Shareholders request that, beginning in 2022, International Paper annually publish a report of actually incurred corporate costs and associated actual and significant benefits accruing to shareholders and the climate from the company's global climate-related activities that are voluntary and exceed government regulatory requirements. The report should be prepared at reasonable cost and omit proprietary information.

Supporting Statement:

International Paper's purpose is to generate profits from selling forest products while obeying applicable laws and regulations.

This resolution is intended to help shareholders monitor whether International Paper's voluntary activities and expenditures touted as protecting the climate are actually producing meaningful benefits to shareholders and the global climate.

Corporate managements sometimes engage in "greenwashing" – i.e., spending shareholder money on schemes ostensibly environment-related, but really undertaken merely for the purpose of improving the public image of management. Such insincere "green" posturing and associated touting of alleged, but actually imaginary benefits to public health and the environment may harm shareholders by distracting management, wasting corporate assets, ripping off ratepayers and deceiving shareholders and the public.

For example, International Paper has set a goal for 2030 to "reduce our Scope 1, 2 & 3 greenhouse gas emissions by 35% aligned with the best-available science."

This action is not required by any federal or state, law or regulation.

In 2020, International Paper operations emitted about 12.6 MILLION tons of CO_2. But global manmade emissions of CO_2 and equivalents amount to almost 60 BILLION tons. So International Paper produces about 0.02% of global CO_2 emissions – a trivial amount that, even if eliminated by 2030, would have no discernible impact on climate.

So, what are the actual benefits to shareholders and the climate of International Paper meeting its announced emissions goal? By how much, in what way, when and at what cost will any of these activities reduce or alter climate change in any discernible manner?

The information requested by this proposal is not already contained in any International Paper report.

International Paper should report to shareholders what are the specific actual benefits produced by its voluntary, highly touted and costly global climate-related activities. Are the touted benefits real and worthwhile? Or are they just greenwashing for the benefit of management? Shareholders want to know.

POSITION OF YOUR COMPANY'S BOARD OF DIRECTORS

The Board has carefully considered this proposal and believes that its adoption would not be in the best interests of the Company or our shareowners in light of our existing climate disclosures and activities.

This proposal requests that the Company publish a report of costs and benefits to shareowners and to the climate resulting from our voluntary environmentally-focused efforts. We do not believe it is in the best interests of the Company and our shareowners to prepare a separate report on our global climate-related activities. We already disclose the actions, as well as the expected costs and benefits, associated with our climate-related activities and associated investment strategy in numerous public disclosures, and intend to continue to provide disclosure of this nature. Developing a separate report as requested in the proposal would be contrary to investor interests and an inefficient use of shareowner resources.

We already have numerous existing disclosures that address the costs and benefits of our investment strategy and environmental activities.

The Board believes that preparing a specific, separate report to fulfill the request made in this proposal would be a significant waste of corporate resources because we already disclose costs and benefits of our environmental activities in our annual Global Citizenship Report (to be renamed Sustainability Report later this year), SEC filings and other disclosures, including on our website.

Our annual Global Citizenship Report provides extensive disclosure regarding many of our efforts to reduce greenhouse gases as well as other initiatives we have been undertaking to reduce our environmental footprint, along with the expected benefits to the Company, our shareowners, and customers from these efforts. In this regard, our strategic framework (The IP Way Forward) described in the Global Citizenship Report guides how we view sustainability in our business and across our value chain and how we intend to create value for our stakeholders in connection therewith. Moreover, our Vision 2030 Goals are intended to build on the IP Way Forward and outline the path to achieve our vision and define our sustainability strategy for the next decade. Also, in relation to disclosure of costs associated with our environmental activities, our annual report on Form 10-K for the year ended December 31, 2021, sets forth our expenditures for environmental capital projects during 2021 as well as anticipated capital expenditures for such projects during 2022 and 2023. Our Global Citizenship Report also discloses historical expenses and investments associated with our environmental activities. Additional disclosures on our website and in SEC filings also highlight similar considerations related to our environmental activities.

A number of the Proponent's underlying assumptions regarding the need for such a report are flawed.

The Proponent states that our goal of reducing greenhouse gas emissions by 2030 is not required by laws or regulations. Yet this assertion ignores the fact that the Company has been subject to extensive federal and state environmental regulations, as well as similar regulations internationally, for a number of years. These regulations have required significant reductions in emissions and hazardous air pollutants, which have had the corollary effect of reducing greenhouse gas emissions. Climate change affects our business both directly and indirectly through impacts to our supply chain and through changing stakeholder expectations and policy requirements. Furthermore, many of our investors, including our largest investors, view exposure to climate change as a business risk that needs to be effectively managed by the Company. In addition, new environmental laws or regulations impacting our facilities nationally and internationally are routinely proposed and expected to become more rigorous in the future.

Moreover, the Proponent asserts that incurring expenses in connection with environmental-related efforts may result in "imaginary benefits to public health and the environment." However, the Paris Climate Agreement, adopted in December 2015 by the United Nations Intergovernmental Panel on Climate Change, recommends holding the increase in global average annual temperature to less than 2° Celsius above pre-industrial levels by 2050. Based on best available scientific estimates, this increase represents the maximum acceptable change in global average temperatures that can occur if the world is to have a chance of limiting potentially catastrophic climatic effects on the earth's environment. Various countries, as well as companies and other organizations, have been evaluating potential strategies to reduce GHG emissions in support of meeting the 2° Celsius limit recommended by the Paris Agreement and other organizations such as the Task Force on Climate-related Disclosures. Experts have developed recommendations for specific sector contributions to this reduction, based on current emissions trajectories and potential for reductions. The Company's greenhouse gas emissions reduction goal is consistent with the Paris Climate Agreement.

Producing an additional report would be contrary to investor interests, redundant, and inefficient.

The Company regularly engages with our customers, regulators, investors, and other stakeholders on a variety of issues, including climate change and other sustainability topics. Based on this engagement, it is apparent to us that a significant majority of our stakeholders, including our investors, believes that it is important for the Company to be focused on the potential impact of the Company's operations on the environment and to play a role in reducing carbon emissions. Therefore, we are confident that this proposal and the views of the proponent and his organization, Burn More Coal, do not represent the views of our stakeholders, and we believe that our climate-related focus remains aligned with the interests of our stakeholders.

For these reasons, we recommend that you vote **AGAINST** this proposal.

Information About the Annual Meeting

This proxy statement is furnished in connection with the solicitation of proxies by International Paper Company on behalf of the Board of Directors for the 2022 Annual Meeting of Shareowners. Distribution of this proxy statement and related proxy card is scheduled to begin on or about March 29, 2022.

The 2022 annual meeting will be held on Monday, May 9, 2022, at 11:00 a.m. CDT at International Paper Company Headquarters, Tower IV, located at 1740 International Drive in Memphis, Tennessee, 38197.

At the 2022 annual meeting, shareowners will vote on the following matters, as well as any other business properly brought before the meeting:

Items of Business

		Board Recommendation
Item 1	Elect the 11 nominees named in this proxy statement as directors for a one-year term.	**FOR**
Item 2	Ratify the appointment of Deloitte & Touche LLP as our independent auditor for 2022.	**FOR**
Item 3	Vote on a non-binding resolution to approve the compensation of our named executive officers, as disclosed under the heading "Compensation Discussion & Analysis."	**FOR**
Item 4	Vote on a shareowner proposal concerning an independent board chair, if properly presented at the meeting.	**AGAINST**
Item 5	Vote on a shareowner proposal concerning a report on environmental expenditures, if properly presented at the meeting.	**AGAINST**

Shareowners of record of International Paper common stock at the close of business on March 10, 2022, the record date, or their duly authorized proxy holders, are entitled to vote on each matter submitted to a vote at the 2022 annual meeting and at any adjournment or postponement of the annual meeting.

There were 374,887,938 common shares outstanding on March 10, 2022. Each common share is entitled to one vote on each matter to be voted on at the 2022 annual meeting.

Your vote is important



Vote on the Internet

To vote via the Internet, follow the instructions for accessing the website on the Notice of Internet Availability or proxy card provided to you. You will need to have the 16-digit control number printed on the Notice of Internet Availability or your proxy card.



Vote by telephone

To vote by telephone, you may do so toll-free by following the instructions on the Notice of Internet Availability or proxy card provided to you. You will need to have the 16-digit control number printed on the Notice of Internet Availability or proxy card.



Vote by mail

To vote by mail, simply mark, sign and date your proxy card and return it in the postage-paid envelope that was included with the proxy card.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to Be Held on May 9, 2022:

The following materials are available for viewing and printing at materials.proxyvote.com/460146:

- The Notice of Annual Meeting of Shareowners to be held on May 9, 2022;
- International Paper's 2022 Proxy Statement; and
- International Paper's 2021 Annual Report.

A list of shareowners as of the record date will be available for inspection and review upon request of any shareowner to the Corporate Secretary at the address on page 111 of this proxy statement. We will also make the list available at the annual meeting.

We urge you to vote by proxy even if you plan to attend the meeting. That will help us know as soon as possible that we have enough votes to hold the meeting. You will still be able to attend the 2022 annual meeting, and you have the right to revoke your proxy and change your vote before the meeting if you wish to.

> A Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") or the proxy statement, proxy card and annual report are first being sent to shareowners on or about March 29, 2022.

How do I attend the annual meeting?

All shareowners of record and holders of shares in street name as of the record date, March 10, 2022, or their duly authorized proxy holders, are welcome to attend the annual meeting. If you are voting by mail, by telephone or via the Internet, but still wish to attend the meeting, follow the instructions on the Notice of Internet Availability or proxy card or via the Internet (www.proxyvote.com) to tell us you plan to attend. **Shareowners must bring proof of ownership and a valid photo identification in order to be admitted to the meeting.**

If you hold your shares in street name and you decide to attend, you must bring to the annual meeting a copy of your bank or brokerage statement evidencing your ownership of International Paper common stock as of the record date.

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are an International Paper shareowner of record as of March 10, 2022, and International Paper's Board of Directors is soliciting your proxy to vote your shares at the 2022 annual meeting of shareowners. This proxy statement includes information that we are required to provide to you under U.S. Securities and Exchange Commission ("SEC") rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize three International Paper executive officers (Mark S. Sutton, Chairman and Chief Executive Officer; Timothy S. Nicholls, Senior Vice President and Chief Financial Officer; and Sharon R. Ryan, Senior Vice President, General Counsel and Corporate Secretary) to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our 2022 annual meeting of shareowners include the Notice of Annual Meeting of Shareowners (the "Annual Meeting Notice"), this proxy statement (the "Proxy Statement") and International Paper's Annual Report (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card or voting instruction form and pre-paid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement and Annual Report are being made available for viewing and printing at **materials. proxyvote.com/460146** and are being mailed, along with the accompanying proxy card or voting instruction form, to applicable shareowners beginning on or about March 29, 2022.

Why did I receive a Notice of the Internet Availability of Proxy Materials instead of a full set of proxy materials?

We are furnishing proxy materials to our shareowners primarily through notice-and-access delivery pursuant to SEC rules. As a result, beginning on or about March 29, 2022, we are mailing to many of our shareowners a Notice of the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Shareowners who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. Shareowners who have previously requested to receive a paper copy of the materials will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our shareowners and reduces the cost of producing and mailing the full set of proxy materials. If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability instructs you on how to access the proxy materials and vote on the Internet. If you would like to receive paper copies of our proxy materials in the mail, you may follow the instructions in the Notice of Internet Availability for making this request.

How many votes must be present to hold the annual meeting?

Holders of International Paper common stock, present in person or represented by proxy, representing one-third of the number of votes entitled to be cast upon any proposal to be considered at the meeting (at least 124,962,646 votes) are required to hold the 2022 annual meeting. If you properly vote on any proposal, your shares will be included in the number of shares to establish a quorum for the annual meeting. Shares held of record and represented by proxy cards marked *"abstain,"* or returned without voting instructions, will be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied. In addition, if you hold shares through a bank or brokerage account and do not provide voting instructions to your bank or brokerage firm, your shares will also be counted as present for the purpose of determining whether the quorum for the annual meeting is satisfied, provided that your bank or brokerage firm votes your shares for Item 2 utilizing its discretionary authority, even if such failure to provide instructions results in broker non-votes for other voting items.

We urge you to vote by proxy even if you plan to attend the meeting. That will help us know as soon as possible that we have enough votes to hold the meeting. Returning your proxy will not affect your right to revoke your proxy or to attend the 2022 annual meeting.

How do I vote my shares?

If you are a *holder of record* (that is, if your shares are registered in your own name with our transfer agent), you have several options. You may vote in advance of the meeting on the Internet at www.proxyvote.com, by telephone or by mail using a written proxy card. You may also request a written proxy card by following the instructions included on the Notice of Internet Availability that you received.

If you hold your shares in *street name* (that is, if you hold your shares through a broker, bank or other holder of record), you have the right to direct your bank or broker how to vote your shares. If you hold your shares in street name and receive a voting instruction form, please follow the instructions provided by your bank or broker to vote. If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares with respect to "routine" items, but it will not be permitted to vote your shares with respect to "non-routine" items. In the case of a non-routine item, your shares will be considered "broker non-votes" on that proposal.

In addition, if you are a holder of record, you may vote at the meeting in person or by proxy. If you hold your shares in street name and wish to vote in person at the annual meeting, you must obtain and bring a power of attorney or proxy from your broker, bank or other holder of record authorizing you to vote.

If I hold shares in the International Paper Company Savings Plan, how do I vote my shares?

If you hold shares in the International Paper Company Savings Plan, you may instruct the trustee, State Street Bank and Trust Company, to vote your shares in the Company Stock Fund by returning the proxy/voting instruction card that you received in the mail or by providing voting instructions on the Internet or by telephone as directed on the Notice of Internet Availability or proxy/voting instruction card that you received. If you do not return the proxy/voting instruction card or provide voting instructions, or if your instructions are unclear or incomplete, the trustee will vote your shares at its discretion.

What happens if the annual meeting is postponed or adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Can I change or revoke my vote or proxy?

Yes, you may change your vote or revoke your proxy at any time at or before the annual meeting. If you are a holder of record, you may change your vote or revoke your proxy through any of the following means:

- by casting a new vote by telephone or on the Internet prior to the annual meeting, or by properly completing and signing another proxy card with a later date and returning the proxy card prior to the annual meeting;
- giving written revocation to our Corporate Secretary prior to the annual meeting either by mail to the address on page 111 of this proxy statement, or at the meeting; or
- voting in person at the annual meeting.

If you hold your shares in street name, you may change your voting instructions by contacting your broker, bank or other holder of record prior to the annual meeting.

What if I do not indicate my vote for one or more of the matters on my proxy card?

If you are a holder of record and you return a signed proxy card without indicating your vote, your shares will be voted as follows:

- **for** the Company's proposal to elect the 11 nominees named in this proxy statement to the Company's Board of Directors in Item 1;
- **for** the Company's proposal to ratify the appointment of the Company's independent auditor for 2022 in Item 2;
- **for** the Company's proposal to approve the compensation of our named executive officers in Item 3;
- **against** the shareowner proposal concerning an independent Board chair in Item 4; and
- **against** the shareowner proposal concerning a report on environmental expenditures in item 5.

If you are a holder of record and you do not return a proxy card or vote at the annual meeting, your shares will not be voted and will not count toward the quorum requirement to hold the annual meeting.

If your shares are held in street name and you do not give your bank or broker instructions on how to vote, your shares will still be counted toward the quorum requirement for the annual meeting provided that your bank or broker votes your shares utilizing its discretionary authority for Item 2 as noted below. The failure to instruct your bank or broker how to vote will have one of three effects on the proposals for consideration at the annual meeting, depending upon the type of proposal. For all voting items, other than Item 2 to ratify our independent auditor for 2022, absent instructions from you, the bank or broker may not vote your shares at all and your shares will be considered broker non-votes. For Item 2, however, the broker may vote your shares at its discretion. For Item 1, a broker non-vote will have no effect on the outcome of the proposal. For Items 3, 4 and 5, a broker non-vote will have the same effect as a vote against the proposal.

If you hold shares in the International Paper Company Savings Plan and you do not provide voting instructions, the trustee will vote your shares at its discretion.

Will my vote be confidential?

Yes. Your vote is confidential and will not be disclosed to our directors or employees, unless in accordance with law.

Will our directors attend the annual meeting?

Yes. The Company's *Corporate Governance Guidelines* state that directors are expected to attend our annual meeting.

Who will be soliciting proxies on our behalf?

The Company pays the cost of preparing proxy materials and soliciting your vote. Proxies may be solicited on our behalf by our directors, officers or employees by telephone, electronic or facsimile transmission or in person, without compensation. We have hired Alliance Advisors, LLC to solicit proxies for an estimated fee of approximately $25,000, plus expenses.

What is householding?

We have adopted "householding," a procedure by which shareowners of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or the proxy materials unless one or more of these shareowners notifies us that they wish to continue receiving individual copies. This procedure saves us printing and mailing costs. Shareowners will continue to receive separate proxy cards.

We will deliver promptly, upon written or oral request, a separate copy of the Notice of Internet Availability or the proxy materials to a shareowner at a shared address to which a single copy of the documents was delivered. To request separate copies of the Notice of Internet Availability or the proxy materials, either now or in the future, please send your written request to Investor Relations, International Paper, 6400 Poplar Avenue, Memphis, TN 38197, or call (866) 540-7095. You may also submit your request on our website, www.internationalpaper.com, under the **"Performance"** tab at the top of the page followed by the **"Contact Us"** link and then the **"Financial Requests"** link.

How do I change future proxy delivery options?

If you hold your shares in street name and wish to receive separate copies of future Notices of Internet Availability or sets of proxy materials or if you currently receive multiple copies of the Notice of Internet Availability or multiple sets of proxy materials, and would like to receive a single copy or set, please send your written request to:

Broadridge Financial Solutions, Inc.
Householding Dept.
51 Mercedes Way
Edgewood, NY 11717
or call 1-866-540-7095

What is the deadline for consideration of Rule 14a-8 shareowner proposals for the 2023 Annual Meeting of Shareowners?

A shareowner who wishes to submit a shareowner proposal to be included in our proxy statement for the 2023 Annual Meeting of Shareowners must send the proposal to the Corporate Secretary at the address above. We must receive the proposal in writing on or before November 29, 2022, and the proposal must comply with SEC rules, including Rule 14a-8.

Can I nominate a director in connection with the 2023 Annual Meeting of Shareowners?

Yes. If you would like to make any director nomination you must submit such nomination in accordance with the advance notice provisions set forth in our By-Laws. (Any such nomination must be received by our Corporate Secretary no earlier than January 9, 2023, and no later February 8, 2023 (assuming we do not change the date of our 2023 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2022 annual meeting), and must otherwise include the information required by our By-Laws in connection with any such nomination (including with respect to both the shareholder proponent and the nominee) and otherwise comply with our By-Laws. In addition to satisfying the foregoing requirements under our By-laws, to comply with the universal proxy rules (once effective), shareowners who intend to solicit proxies in support of director nominees other than our director nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 10, 2023.

In addition, you have the ability to include a director nominee in the Company's proxy statement for its 2022 annual meeting under certain conditions as noted below under "Is there a way for shareowners to include their director nominees in the Company's proxy statement?"

Is there a way for shareowners to include their director nominees in the Company's proxy statement?

Yes. In 2016, the Company proactively amended its By-Laws to allow "proxy access" as many of our shareowners consider proxy access a fundamental right. The proxy access By-Law permits a shareowner, or a group of up to 20 shareowners, owning 3 percent or more of the Company's outstanding common stock continuously for three years, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20 percent of the Board (whichever is greater), if these shareowners and nominees meet the additional requirements set forth in the By-Laws. If a shareowner(s) wishes to include a director nominee(s) in the Company's proxy materials, we must receive the notice to nominate the director(s) using the Company's proxy materials no earlier than October 30, 2022, and no later than November 29, 2022. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the additional requirements in our By-Laws.

Can I raise other business at the 2023 Annual Shareowner Meeting?

Yes. If you would like to raise any business (other than director nominations) that is not already the subject of a proposal submitted for inclusion in our proxy statement for the 2023 annual meeting pursuant to Rule 14a-8 under the Exchange Act, you may raise such business in accordance with the advance notice provisions set forth in our By-Laws. Any such notice must be received by our Corporate Secretary no earlier than January 9, 2023, and no later February 8, 2023 (assuming we do not change the date of our 2023 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2022 annual meeting), and must otherwise include the information required by our By-Laws in connection with the proposal of any such business and must otherwise comply with our By-Laws.

Our By-Laws are available at www.internationalpaper.com, under the "Company" tab at the top of the page followed by the "Leadership" link and then the "Governance" link. A paper copy is available at no cost by written request to the Corporate Secretary.

Communicating with the Board

Shareowners or other interested parties may communicate with our entire Board, the Chairman, the independent directors as a group, the Presiding Director, or any one of the directors by writing to Ms. Sharon R. Ryan, Senior Vice President, General Counsel, and Corporate Secretary, at the address set forth below. Ms. Ryan will forward all communications relating to International Paper's interests, other than business solicitations, advertisements, job inquiries or similar communications, directly to the appropriate director(s).

In addition, as described in detail under "Corporate Governance – Commitment to Sound Governance and Ethical Conduct" our Global Ethics and Compliance office has a **HelpLine** that is available 24 hours a day, seven days a week, to receive calls, emails, and letters to report a concern or complaint, anonymous or otherwise.



Direct all Board correspondence to:
Corporate Secretary
International Paper
6400 Poplar Avenue
Memphis, TN 38197

Appendix A—Reconciliations of Non-GAAP Measures

The tables below present reconciliations of the non-GAAP financial measures presented in this proxy statement to the most directly comparable previously reported measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results calculated in accordance with GAAP. In addition, because not all companies use identical calculations, the Company's presentation of non-GAAP measures may not be comparable to similarly titled measures disclosed by other companies, including companies in the same industry as International Paper. Management believes certain non-U.S. GAAP financial measures, when used in conjunction with information presented in accordance with U.S. GAAP, can facilitate a better understanding of the impact of various factors and trends on the Company's financial results. Management also uses these non-U.S. GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance.

In millions, at December 31	2021
Calculation of Adjusted EBITDA	
Earnings (Loss) from Continuing Operations Before Income Taxes and Equity Earnings	$ 999
Interest Expense, Net	337
Special items, Net	370
Non-operating pension expense (income)	(200)
EBIT before Special Items	1,506
Depreciation, amortization and cost of timber harvested	1,097
Adjusted EBITDA from Continuing Operations	$ 2,603
Adjusted EBITDA from Discontinued Operations	$ 505
Adjusted EBITDA	$ 3,108
Annualized Net Sales Including Discontinued Operations	$21,779
Adjusted EBITDA Margin	14.3%

Adjusted EBITDA is a non-GAAP financial measure presented as a supplemental measure of our performance and the most directly comparable GAAP measure is Earnings (Loss) from Continuing Operations Before Income Taxes and Equity Earnings. The calculation of Adjusted EBITDA under our MIP in 2021 included seven months of operations at our Kwidzyn mill prior to its sale in August 2021, and nine months of operations of our global operations business prior to the completion of our spin-off on October 1, 2021. In contrast, our consolidated Adjusted EBITDA for 2021 as publicly disclosed by us does not include these operations as the result of the fact that such operations are reflected in discontinued operations. The Company believes Adjusted EBITDA provides additional meaningful information in evaluating the Company's performance over time, including to assess the Company's consolidated results of operations and operational performance and compare the Company's results of operations between periods. However, in evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses such as those used in calculating these measures. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

In millions, at December 31	2021
Calculation of Free Cash Flow	
Cash provided by operations	$ 2,030
(Less)/Add:	
Cash invested in capital projects, net of insurance recoveries	$ (549)
Free Cash Flow	$ 1,481

Free cash flow is a non-GAAP financial measure and the most directly comparable GAAP measure is cash provided by operations. Management believes that free cash flow is useful to investors as a liquidity measure because it measures the amount of cash generated that is available, after reinvesting in the business, to maintain a strong balance sheet, pay dividends, repurchase stock, service debt and make investments for future growth. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. By adjusting for certain items that are not indicative of the Company's ongoing performance, free cash flow also enables investors to perform meaningful comparisons between past and present periods.

In millions, at December 31	2021
Reconciliation of Adjusted Operating Earnings Before Net Interest Expense to Net Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings	
Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings	$ 999
Add back: Net Interest Expense	337
Add back: Net Special Items Before Taxes	370
Add back: Non-Operating Pension Expense (Income) Before Taxes	(200)
Adjusted Operating Earnings Before Net Interest Expense, Income Taxes and Equity Earnings	1,506
Add back: Graphic Packaging Equity Earnings Before Taxes	4
Adjusted Operating Earnings Before Net Interest Expense, Income Taxes and Other Equity Earnings	1,510
Tax Rate	19.3%
Adjusted Operating Earnings Before Net Interest Expense and Equity Earnings	1,219
Equity Earnings Other than Graphic Packaging, Net of Taxes	309
Adjusted Operating Earnings Before Net Interest Expense from Continuing Operations	$ 1,528
Adjusted Operated Earnings Before Net Interest Expense from Discontinued Operations	295
Total Adjusted Operating Earnings Before Net Interest Expense from Discontinued Operations	$ 1,823

The Company considers adjusted return on invested capital ("Adjusted ROIC"), a non-GAAP financial measure, to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively and efficiently we use the capital invested in our business. The Company defines and calculates Adjusted ROIC using in the numerator Adjusted Operating Earnings Before Net Interest Expense, the most directly comparable GAAP measure to which is Earnings (Loss) From Continuing Operations Before Income Taxes and Equity Earnings. The Company calculates Adjusted Operating Earnings Before Net Interest Expense by excluding net interest expense, the after-tax effect of non-operating pension expense and items considered by management to be unusual (net special items) from the earnings reported under GAAP. Management uses this measure to focus on on-going operations and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results.

Appendix A—Reconciliations of Non-GAAP Measures

Adjusted ROIC = Adjusted Operating Earnings Before Net Interest Expense / Average Invested Capital
Average Invested Capital = Equity (adjusted to remove pension-related amounts in OCI, net of tax) + interest-bearing debt

In millions, at December 31	2021
Calculation of Non-Strategic Capital Spending	
Cash invested in capital projects, net of insurance recoveries	$ 549
(Less)/Add:	
Strategic capital spending	(124)
Non-Strategic Capital Spending	$ 425

In millions, at December 31	2021
Calculation of Change in Operating Working Capital for Cash Conversion	
Trade accounts and notes receivable at December 31, 2020	$ 2,365
Contract assets at December 31, 2020	331
Inventories at December 31, 2020	1,626
Trade accounts payable at December 31, 2020	(1,334)
Operating working capital at December 31, 2020	2,988
Trade accounts and notes receivable at December 31, 2021	3,027
Contract assets at December 31, 2021	378
Inventories at December 31, 2021	1,814
Trade accounts payable at December 31, 2021	(1,860)
Operating working capital at December 31, 2021	3,359
Change in operating working capital	(371)
Corporate operating working capital and other adjustments	24
Change in Operating Working Capital for Cash Conversion	$ (347)

The Company considers Cash Conversion, a non-GAAP financial measure, to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively and efficiently we generate cash from normal business operations after non-strategic capital spending. The Company defines and calculates Cash Conversion using in the numerator Adjusted EBITDA (as defined above) less Non-Strategic Capital Spending plus/minus changes in Operating Working Capital for Cash Conversion. The Company calculates Non-Strategic Capital Spending by excluding spending from projects intended to improve market position or customer service/ satisfaction, but including volume increases and performance or quality improvements from the Invested in Capital Projects amount on the Consolidated Cash Flow Statement reported under GAAP. Operating Working Capital for Cash Conversion is defined and calculated as Trade Accounts and Notes Receivable plus Contract Assets plus Inventories less Trade Accounts Payable as reported on the Consolidated Balance Sheet under GAAP, excluding Corporate Operating Working Capital and other adjustments. Non-Strategic Capital Spending and changes in Operating Capital may be adjusted, in the Committee's discretion, for any impact of acquisitions, divestitures and/or the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results. Management uses this measure to focus on on-going operations and believes it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results.

Cash Conversion = Adjusted EBITDA − Non-Strategic Capital Spending +/- Changes in Operating Working Capital / Adjusted EBITDA

World Headquarters
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
United States of America

Regional Headquarters
International Paper Europe, Middle East and Africa (EMEA)
Chaussée de la Hulpe, 166
1170 Brussels, Belgium



InternationalPaper.com



